
13002661


Layne

PROGRESS

LAYNE ANNUAL REPORT » FISCAL 2013



ONE LAYNE

LAYNE'S SUSTAINABLE ALTERNATIVES PROVIDE SOLUTIONS TO THE WORLD'S WATER, MINERAL AND ENERGY CHALLENGES — PROTECTING OUR COMMUNITIES, OUR PEOPLE, OUR CLIENTS AND OUR WORLD.

Over the last 130 years, Layne has conscientiously evolved from a domestic water company into a global provider of innovative, sustainable solutions for water, mineral and energy challenges. Our integrated solutions ensure streamlined communications, expedited timelines, and an unwavering focus on our core values: Safety, Sustainability, Integrity and Excellence. As we continue to progress, it is important to celebrate the steps we've taken. Those steps include:

+ ELIMINATED divisional boundaries to deliver total solutions
+ ACQUIRED remaining 50% interest in Costa Fortuna
+ REORGANIZED the reporting structure of Water Infrastructure segment
+ DIVESTED of E&P assets
+ POISED to offer complete water management solutions

These structural changes, partnered with several other fundamental actions, are what will give Layne the momentum necessary to continue to move forward. Above all, we strive to uphold our reputation as the responsible growth company and we endeavor to leave individuals and places better off from their interaction with Layne.

We've taken the right steps



» COLLABORATION

LAYNE DELIVERS CUSTOMIZED SOLUTIONS FOR OUR WATER, MINERAL AND ENERGY CLIENTS

Layne is a global water management, construction and drilling company providing responsible solutions for water, mineral and energy challenges. Our integrated approach allows us to offer more than individual services - it ensures streamlined communications, expedited timelines, and a constant focus on our overriding theme of responsible growth - becoming known across the globe for who we are: the responsible growth company.






Inliner

» SUPPLYING WATER TO THE TROOPS
FORWARD MILITARY BASES, AFGHANISTAN

Utilizing two Atlas Copco RD20 III drilling units in highly variable conditions, Layne was able to drill two 1500 foot wells that provided all necessary support for a fully functioning water system to forward military bases in Afghanistan. Layne recorded zero safety incidents during the completion and operation of this project.

» 20 MGD WATER TREATMENT PLANT & INTAKE
KENTUCKY, USA

Layne constructed a new 20 MGD water treatment plant and intake for the central Kentucky region. This high profile project consisted of constructing a new surface water treatment facility including raw water intake from the Kentucky River Pool 3 pipeline. This innovative project also involved state of the art components including high rate plate settlers and an on-site sodium hypochlorite generation system for disinfection treatment.

» NO-DIG CURED IN PLACE PIPE INSTALLATION
KENTUCKY, USA

Layne installed a cured-in-place pipe (CIPP) liner under a private golf course utilizing a no-dig solution. The Inliner process allowed for the course to remain open for play during the rehabilitation of buried pipelines, and there were no disruptions to regular business or the golfers on the course.



» TEST PITS
OKLAHOMA, USA

A Taylor 4000 Rig was used to install seven large diameter, deep test pits for an industrial facility expansion in Oklahoma, USA. The success of this project depended on the collaborative effort between multiple divisions that worked together toward a common purpose.

» OCEANFRONT CONDOMINIUM AND GARAGE
FLORIDA, USA

Layne designed and installed the first ever two story basement using a foundation system of slurry walls and jet grouting technology in Miami. The project was for a 16-story luxury oceanfront tower in the highly sought after Key Biscayne village. The system has been described as "a dream solution to a serious zoning requirement".

» DIAMOND CORE DRILLING
KONKOLA, ZAMBIA

To control the de-watered areas for the deep hole drilling program, Layne developed a proprietary efficient mud mixing tank, and worked with a specialized supplier to develop an efficient wedge that was simple in design but required skill to execute. Layne's experienced team overcame all challenges and exceeded the client's expectations.

FINANCIAL HIGHLIGHTS (FISCAL YEAR ENDING JANUARY 31)

Income Statement Data (in thousands, except per share data)	**2013**	2012	2011	2010	2009
Total revenues	**$1,075,624**	$1,112,758	$999,905	$820,477	$961,709
(Loss) income from continuing operations before income taxes	**(19,223)**	(43,508)	50,877	12,851	57,402
Net (loss) income attributable to Layne	**(36,651)**	(56,075)	29,991	1,365	26,534
Diluted (loss) earnings per share from continuing operations	**(0.59)**	(2.88)	1.42	0.28	1.70
Diluted (loss) earnings per share	**(1.88)**	(2.88)	1.53	0.07	1.37
Total long-term debt, excluding current maturities	**96,539**	52,716	—	6,667	26,667
Total assets	**812,226**	805,836	816,652	730,955	719,357
Return on assets[1]	**-4.53%**	-6.91%	4.00%	0.19%	3.75%
Total stockholders' equity	**412,737**	448,665	501,402	466,798	456,022
Return on stockholders' equity[1]	**-8.51%**	-11.80%	6.20%	0.30%	6.03%
Stock price:					
High	**26.70**	35.14	36.92	35.14	58.26
Low	**18.09**	21.35	22.97	14.13	10.36
Number of shares outstanding	**19,818**	19,699	19,540	19,435	19,383

(1) Return on assets and stockholders' equity for 2011 reflect portion of assets acquired in correlation with the acquisition of Bencor Corporation of America - Foundation Specialist



13 1075.6
12 1112.8
11 999.9
10 820.5
09 961.7
in millions
09 10 11 12 13
TOTAL REVENUES
13 0.9
12 28.0
11 27.7
10 5.4
09 34.1
in millions
09 10 11 12 13
NET INCOME (1)
13 42.7
12 79.8
11 86.3
10 53.0
09 89.5
in millions
09 10 11 12 13
EBITDA (2)
13 0.05
12 1.44
11 1.42
10 0.28
09 1.76
in millions
09 10 11 12 13
DILUTED EARNINGS/SHARE (1)

Revenues decreased $37.1, or 3.3%, to $1,075.6 million for FY2013, compared to $1,112.8 million for FY2012.

Income was impacted by losses at our Heavy Civil Division and a slowdown in Mineral Exploration in the fourth quarter.

EBITDA declined compared to last year, reflecting our lower earnings.

(1) From continuing operations, excluding non-cash impairment charges and loss on remeasurement of equity investment

(2) EBITDA from continuing operations, including equity in earnings of affiliates to the extent of dividends





13 823.2
12 839.6
11 796.7
10 700.4
09 767.0
in millions
11 12 11 12 13
13 246.6
12 268.9
11 199.9
10 118.2
09 188.9
in millions
11 12 11 12 13

REVENUE BY INDUSTRY

76.6% WATER REVENUE

22.9% MINERAL REVENUE

0.5% OTHER

WATER REVENUE

By design, revenues have declined at our Heavy Civil Division as we continue to be more selective in projects we pursue.

MINERAL REVENUE

Due to the slowdown in global mining expenditures, Mineral Exploration revenues began to decline in the second half of FY2013.


Layne

» DEAR VALUED SHAREHOLDERS

As we begin year two of our five-year corporate plan – which we call "One Layne" – we reflect on last year's accomplishments and challenges which one may expect from an evolving global enterprise. We substantially improved our safety and sustainability performance, curbed certain legacy operating issues, benefited from the continued adoption of our One Layne operating philosophy, broadened our international reach with a strategic acquisition and new project wins, and fostered the development of our nascent Energy Services business segment. While acknowledging that our financial results for fiscal 2013 may mask this progress, we are confident that our transformative process underway at Layne is positioning us for long-term growth and profitability.

WATER

We were successful in fiscal 2013 working through older projects that do not meet our profitability expectations and securing new projects with a focus on higher margin, larger jobs that will allow us to apply all of our skills and assets. The majority of our segment losses in fiscal 2013 were attributable to the struggles at our Heavy Civil division, due to the lingering impact of legacy low-margin projects. Although the completion of legacy projects continues, the vast majority of Heavy Civil's current backlog entering fiscal 2014 reflects projects we expect to complete at improved margins. In combination with cost saving initiatives and management changes instituted at this segment in fiscal 2013, we remain optimistic that Heavy Civil will return to profitability in fiscal 2014.

At Water Resources, we continued to diversify our revenues from hard-bid municipal work to negotiated industrial clients. During fiscal 2013, we generated industrial-based revenue of $74 million, far in excess of our annual goal of $50 million. We addressed a number of drought-related domestic projects, most notably in the Southeast and Midwest United States and strengthened our international presence by commencing projects in countries including Ethiopia, Canada and Mexico.

At Geoconstruction, we acquired the remaining 50% interest of Costa Fortuna Fundações e Construções Ltda ("Costa Fortuna") that we did not previously own. Costa Fortuna, with operations in Sao Paulo, Brazil and Montevideo, Uruguay, has been a strong performer. We will use this expanded operating platform to broaden Layne's geotechnical construction capabilities in South America over the next several years, which will contribute to solid operating margins for our Geo Division.

Inliner fortified its position as the #2 U.S. trenchless pipeline rehabilitation provider and benefited from projects with the Washington Suburban Sanitary Districts. We have invested in a new fiberglass wet-out facility in Indiana and plan to produce our first fiberglass tube in fiscal 2014. This is an exciting new technology for the U.S. which is environmentally friendlier and widely used in Europe. We expect this new wet-out facility to contribute to Inliner's profitability growth for years to come.

MINERAL

The performance at our Mineral Exploration segment in fiscal 2013 was still a major profit contributor to Layne. Late in the year, it was impacted by the moderation of the global commodity super-cycle that has driven impressive results for the last several years. Many of our clients have recently cut back on exploration programs, especially in Australia and Africa, as they adjust to world economic changes and in some cases work through the integration of large acquisitions. In late fiscal 2013, we responded by significantly reducing operating costs. It is important to note that the majority of this segment's revenues are derived from major or intermediate mining companies, many of which are sufficiently financed and capable of investing in project pipelines throughout market cycles. Our outlook is that this market will be soft for the first half of fiscal 2014, but could begin to rebound in the second half of the year as long as the prices of gold and copper, which comprise 80% of segment revenues, remain stable.

ENERGY

Responsible, sustainable energy development requires comprehensive water management solutions. That is the operating thesis of our Energy Services segment. We made substantial progress in developing this new business, which will address the unique and substantial water requirements of the oil & gas industry. While incurring start-up associated losses during fiscal 2013, we are on track to develop this into a $200 million revenue enterprise over the next 3-5 years with targeted EBIT margins of around 25%. To that end, during fiscal 2013 we exited the upstream energy business with the sale of our E&P assets for $15 million. We advanced our water management strategy by adding water supply wells under contract with our E&P clients, completed the development of proprietary water treatment and recycling technology, which should be deployed by June of 2013, and started to negotiate our first sizeable contracts in the energy sector. During fiscal 2014, we will offer a complete water management solution by combining Layne's sourcing, transfer and treatment technologies.

CORPORATE CONSOLIDATION

Toward the end fiscal 2013, we announced the relocation of our global corporate headquarters from Mission Woods, Kansas to The Woodlands, a suburb of Houston, Texas. The move is expected to be completed by winter 2013. Unifying our corporate and divisional leadership into one location will allow us to better serve Layne's approximately 4,600 employees by enhancing collaboration and innovation across divisional, functional and geographic lines. Importantly, by bringing our leaders together, we will enhance our business development, our planning and our focus on Layne's clients. Although we chose Houston for a number of reasons, one of the most compelling was the geographic access it provides to some of the nation's leading energy companies – an important consideration as we build our Energy Services business.

WITH THANKS

I want to thank Jerry Fanska, Layne's Senior Vice President Finance and Chief Financial Officer, and Jeff Reynolds, Executive Vice President and Chief Operating Officer, who have decided not to relocate to Houston. Jerry announced his retirement after 19 years of service to Layne. A search for his successor is underway. Jeff resigned his positions effective January 1, 2013. Jerry and Jeff have been instrumental in Layne's growth and evolution, and each has created enduring cultures of excellence in their respective departments.

Succeeding Jeff are veteran Layne executives David Singleton, who was promoted to Senior Vice President Operations–U.S., and Gernot Penzhorn, who was promoted to Senior Vice President Operations–International. Dave and Gernot have distinguished themselves during their careers at Layne and we fully expect them to help lead the Company into a bright and prosperous future.

LOOKING AHEAD

While not without challenges, fiscal 2013 was a pivotal year in Layne's ongoing growth and development. We continued to redefine Layne as a total solutions provider to the world's toughest water, mineral and energy challenges, remained unwavering in our purpose to enhance the lives of people by providing and protecting the world's natural resources, and further shaped a vision rooted in the principles of safety, sustainability, integrity and excellence.

I thank you for your continued support, and we look forward to keeping you apprised of our progress. We are One Layne.



Rene Robichaud
President & CEO




Layne
MOTOROLA

Our progress, commitment and innovative strategies have distinguished us from the competition with our unique ability to create expertly tailored, total water management solutions. With over 100 locations spanning 5 continents, it has been our challenge and our mission to adhere to the One Layne initiative—*One Purpose. One Vision.* Our principal initiative of creating a unified team has enabled us to focus on creating a company culture that is dedicated to both collaboration and partnership, enabling us to deliver seamless service and solutions.

WATER Our Water Infrastructure segment achieved considerable success this year working through older, low margin projects and securing new, higher margin projects commencing in fiscal 2014. Water Resources, Inliner and Geoconstruction have performed well in their respective markets and show substantial potential. While our Heavy Civil Division has been faced with some setbacks, specific restructuring steps, cost savings initiatives and a shift in culture, has the division positioned to return to profitability in the upcoming year. Our water progress includes:

+ Improved technology with fiberglass pipe development
+ Reduced Heavy Civil workforce to aid in consolidation measures
+ Increased concentration on acquiring industrial clients
+ Emphasized negotiated work, e.g. award of $91 million Islamorada project



MINERAL In light of the softening mineral economic climate near the end of the year, the Mineral Exploration Division focused on implementing strategic consolidation measures and only making modest increases to actual rig count. Our mineral progress includes:

+ Expanded services in Brazil
+ Enhanced rig utilization information technology
+ Differentiated services by way of long-term client relationships and employment of local workforces
+ Significantly enhanced our safety performance

ENERGY Layne's approach to energy challenges has shifted. With the sale of Layne's E&P assets, we were able to reallocate resources and focus on offering a complete water management solution by combining divisional technologies—Sourcing, Transfer and Treatment. Layne has put considerable effort toward expanding responsible water management solutions by commencing work on small-scale projects. Our energy progress includes:

+ Exited upstream energy business with sale of E&P assets
+ Invested in complete development of water transfer, treatment and recycling technology
+ Planned our global headquarters relocation to Houston, Texas

$200 billion

MINING DEVELOPMENT PROJECTS FORECAST IN LATIN AMERICA OVER THE NEXT 4 YEARS



HOUSTON RELOCATION TO CONSOLIDATE LEADERSHIP & INCREASE COLLABORATION ACROSS DIVISIONS



ENTER SOURCING, TRANSFER AND TREATMENT BUSINESS FOCUSED ON HYDRAULIC FRACTURING



FIBERGLASS PIPE MANUFACTURING FACILITY TO BE OPERATIONAL IN 2013 OFFERING A SUSTAINABLE ALTERNATIVE FOR WATER INFRASTRUCTURE PROJECTS

80%

OF MINERAL EXPLORATION REVENUES: COPPER & GOLD

OUTLOOK »

Layne's outlook is profoundly invested in adherence to our beliefs and defining core values of safety, sustainability, integrity and excellence. This perspective encourages responsible growth, which has determined our path up to this point and will guide our progress into the future. When faced with difficult challenges, our goal is to create total solutions through an integrated, sustainable approach that will ensure a positive future for everyone.

WATER Water stresses around the world offer opportunities for profitable growth. Drought stricken areas in the US and localized international expansions encourage Layne's advancement as the responsible growth company. Our divisions are poised to align cost structures and streamline operations while capitalizing on the benefits of critical acquisitions around the globe. New technologies will provide momentum to our projects in the future of water management challenges. Our water outlook includes:

+ More international business
+ Focus on growth markets
+ Create sustainable, tailored solutions
+ Execute higher margin projects
+ Introduce new technologies to expanding territories



MINERAL Layne is positioned to satisfy long-term demands fueled by the global trend of low mineral resource growth. Substantial increases in the last few years in worldwide aggregate exploration budgets for nonferrous minerals have not yet resulted in significant increases to gold and copper reserves, so substantial above-ground drilling will continue to be required. Our mineral outlook includes:

+ Concentrate on global macro-economic trends that will drive long-term demand for our services
+ Contract with major and intermediate mining companies
+ Focus on providing One Layne solutions to miners with world-class gold and copper deposits

ENERGY Our forthcoming global headquarters move to Houston positions Layne in strategic proximity to many potential E&P clients. Our goal is to expand our responsible water management solutions by commencing work on managing the water challenge for hydraulic fracturing in a concentrated region. Servicing the E&P industry's demands for sourcing, delivery, transfer and treatment of water resources in complex energy projects, will result in expansive growth. Our energy outlook includes:

+ Continued significant growth in hydraulic fracturing
+ Offer sourcing, transfer and treatment solutions
+ Expect meaningful revenue generation by fiscal 2015



As Layne gains momentum, we are taking the right steps to encourage safe and sustainable means to solve water, mineral and energy challenges. Being the responsible growth company means that we carefully consider each decision to create tailored water management solutions that are socially and environmentally responsible. Our decisions directly reflect our core values of safety, sustainability, integrity and excellence that motivate our growth as a company.

Our momentum will not falter. With the rapidly expanding energy market, Layne has decided to consolidate divisional headquarters and leadership to a new global location. The city of Houston, Texas provides opportunity and accessibility to a rapidly growing hydraulic fracturing market. The One Layne operating philosophy and the continued growth of our business are important factors in the shift to the new location, granting us enhanced access to our key end markets.

We will continue to take the right steps to encourage responsibility to our people, the environment, our company and clients. Our integrated approach to providing total water management solutions will be what defines our future with a vested interest in leveraging the One Layne vision to responsibly solve water, mineral and energy challenges around the world.

momentum

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark One)

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended January 31, 2013

or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________ to ________________.

Commission file number: 001-34195

Layne Christensen Company

(Exact name of registrant as specified in its charter)

Delaware	48-0920712
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1900 Shawnee Mission Parkway, Mission Woods, Kansas 66205
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (913) 362-0510

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, $.01 par value	NASDAQ Global Select Market
Preferred Share Purchase Rights	NASDAQ Global Select Market

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

(Check one):
Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the 19,074,185 shares of Common Stock of the registrant held by non-affiliates of the registrant on July 31, 2012, the last business day of the registrant's second fiscal quarter, computed by reference to the closing sale price of such stock on the NASDAQ Global Select Market on that date was $402,465,304.

At April 4, 2013, there were 19,818,378 shares of the Registrant's Common Stock outstanding.

Documents Incorporated by Reference

Portions of the following document are incorporated by reference into the indicated parts of this report: Definitive Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with the Commission pursuant to Regulation 14A.

Form 10-K

PART I

Item 1. Business

General

Layne is a global water management, construction and drilling company. We provide responsible solutions for water, mineral and energy challenges. We operate throughout North America, as well as Africa, Australia, Europe, Brazil, and through our affiliates in other South American countries. Layne's customers include government agencies, investor-owned utilities, industrial companies, global mining companies, consulting engineering firms, heavy civil construction contractors, oil and gas companies, power companies and agribusiness.

We maintain our executive offices at 1900 Shawnee Mission Parkway, Mission Woods, Kansas 66205. Our telephone number is (913) 362-0510 and our website address is www.layne.com which is where you can find our periodic and current reports, free of charge, as soon as reasonably practicable after such material is filed with or furnished to the Securities and Exchange Commission.

Our Businesses

As an outgrowth of our strategic business planning process, called "One Layne", we represent ourselves as a global Water Management, Construction and Drilling company, collaborating across all divisional, functional and geographic lines to deliver total solutions for some of the world's toughest water, mineral and energy challenges. This integrated approach ensures streamlined communications, expedited timelines, a constant focus on safety and sustainability, and allows us to offer more than the sum of our individual services. Our solutions give clients a single point of accountability for even the most complex projects, and enable us to deliver high levels of service, quality and economic efficiency.

Layne operates on a geographically dispersed basis, with approximately 100 sales and operations offices located throughout the United States, and also in Africa, Australia, Canada, Mexico, Brazil and Italy. We have two Chief Operating Officers, one for the U.S. and one for International operations, as well as operating presidents for each reporting segment (Water Resources, Inliner, Heavy Civil, Geoconstruction and Mineral Exploration). In addition, our foreign affiliates operate locations in South America and Mexico. See Note 16 to the consolidated financial statements for financial information pertaining to the operations and geographic spread of our segments and foreign operations.

Each of our segments has major customers; however, no single customer accounted for 10% or more of the Company's revenues in any of the past three fiscal years. Generally, we negotiate our service contracts with industrial and mining companies as well as other private entities, while our service contracts with government agencies are typically awarded on a bid basis. Our contracts vary in length depending upon the size and scope of the project and the majority of such contracts are awarded on a fixed price basis, subject to change of circumstance and force majeure adjustments; a smaller portion are awarded on a cost plus or time and materials basis. Substantially, all of our contracts are cancelable for, among other reasons, the convenience of the customer.

Water Management Solutions

Layne provides total water management solutions for government agencies, commercial water suppliers, industrial facilities, and energy companies. Our teams are responsible for effectively managing water in every phase of its lifecycle—supply, treatment, delivery and maintenance. Throughout each phase, we work to ensure compliance with complex state and federal regulations, and to meet increasingly high demand for quality, reliability and efficiency. We engage in the development and deployment of new and innovative water technologies to make these standards possible, and to continue improving on the safety and sustainability of our work. Whether we are identifying and developing a new water source, delivering usable water to communities and facilities around the world, recycling water from oil and gas resources, rehabilitating an existing pipeline or safely returning wastewater to the natural environment, Layne has a responsible solution for any water management challenge. Water Management solutions include: hydrology and scientific studies to define water resources, sourcing, well design and construction, water treatment technologies, industrial treatment, oil and gas services, wastewater treatment technologies, water reuse, water treatment service, treatment plants, Ranney collector wells, pump stations and intake structures, reservoirs, pipelines and sewer pipeline rehabilitation.

Construction Solutions
Layne provides specialized construction solutions for the responsible management of water in just about any industry or environment. With extensive heavy civil expertise and a proven reputation for safety, we design and construct comprehensive, end-to-end water management systems, as well as individual intakes, reservoirs, pump stations, pipelines and plants tailored to our clients' needs. Our geotechnical capabilities allow us to improve soil conditions and support subterranean structures in underground construction projects where effective water management is critical, such as dams and levees, tunnels, water lines, subways, highways and marine facilities. Our broad national footprint and well-maintained equipment fleet enables flexible scheduling and efficient delivery of both underground preparations and finished infrastructure construction. If a project involves water and/or soil conditions, Layne designs, constructs and delivers the optimal solutions. Construction solutions include: geotechnical construction, tunnels and shafts, marine construction, alternative delivery, pump stations and intake structures, reservoirs, treatment plant construction, pipeline construction, sewer pipeline rehabilitation, renewable energy, anaerobic digestion systems, well design and construction and Ranney collector wells.

Drilling Solutions
Layne provides comprehensive turnkey drilling solutions for water management, mineral exploration and specialty drilling needs. We employ a team of specialists to help us understand specific site characteristics and proactively overcome and plan for any challenges. Our experts are able to define the source, depth, magnitude and overall feasibility of water aquifers, and drill high-volume wells suitable for supplying water to government agencies, industrial and agricultural customers. We also drill deep injection wells to facilitate the disposal of treated wastewater. Our mineral exploration teams extract contaminant-free samples that accurately reflect the underlying mineral deposits. For any drilling need, we make safe, environmentally sound and socially responsible decisions at all times, and achieve the desired results for each and every project. Drilling solutions include: reverse circulation drilling, diamond core drilling, large diameter core drilling, hammer drilling, dual wall percussion drilling, flooded reverse circulation drilling, dual rotary casing advance drilling, rotary air blast drilling, mud rotary drilling, directional drilling, specialty drilling, resonant sonic drilling, well drilling, borehole and surface geophysics, borehole surveying, oil and gas services and stuck pipe recovery.

Water Infrastructure Group

The Water Infrastructure Group operates four reporting segments – Water Resources, Inliner, Heavy Civil and Geoconstruction. Each of these segments is headed by an operating president and has managers that are responsible for geographic regions or product lines within each segment. Our primary marketing activities for our Water Infrastructure Group occur through each division's local business development managers and project managers who cultivate and maintain contact with existing and potential customers. We also maintain a centralized business development effort on a national basis, which seeks opportunities with industrial customers. The reporting segments, which are also referred to as divisions, in the Water Infrastructure Group are described below.

Water Resources Division

Operations
Throughout the U.S. and in certain foreign locations, Water Resources provides our customers with sustainable solutions for every aspect of water supply system development and technology. We believe we are the largest water well drilling company in the world and provide a full suite of water-related products and services, including hydrologic design and construction, source of supply exploration, well and intake construction and well and pump rehabilitation. Our Water Resources Division also brings new technologies to the water and wastewater markets, whether through internal development, acquisition or strategic alliance. We also offer water treatment equipment engineering services, providing systems for the treatment of regulated and "nuisance" contaminants, specifically iron, manganese, hydrogen sulfide, arsenic, radium, nitrate, perchlorate and volatile organic compounds.

Our target groundwater drilling market consists of high-volume water wells drilled principally for municipal, industrial and agricultural customers. These high-volume wells, by necessity, have more stringent design specifications than residential or agricultural wells and are typically deeper and larger in diameter. We have strong technical expertise, an in-depth knowledge of U.S. geology and hydrology, a well-maintained fleet of appropriately sized, modern drilling equipment and a demonstrated ability to procure the sizable performance bonds often required for water related projects.

Water supply solutions for government agencies, industry and agriculture require the integration of hydrogeology and engineering with proven knowledge and application of drilling techniques. The drilling methods, size and type of equipment required depend upon the depth of the wells and the geological formations encountered at the project site. We have extensive well archives in addition to technical personnel who can determine geological conditions and aquifer characteristics. We provide feasibility studies using complex geophysical survey methods and have the expertise to analyze the survey results and define the source, depth and magnitude of an aquifer. We can estimate recharge rates, recommend well design features, plan well field design and develop water management plans. To conduct these services, we maintain a staff of professional employees including geological engineers, geologists, hydrogeologists and geophysicists. These attributes enable us to locate suitable water-bearing formations to meet a wide variety of customer requirements.

Our expertise includes all sources of water supply including groundwater and surface sources. We design and construct bank intake structures, submerged intakes, infiltration galleries and horizontal collector wells. We also design and construct the pipelines and pump stations necessary to convey water from its source to the users.

We believe we are a leader in the rehabilitation of wells and well equipment. Our involvement in the initial drilling of wells positions us to win follow-up rehabilitation business, which is generally a higher margin business than well drilling. Such rehabilitation is periodically required during the life of a well, as groundwater may contain bacteria, iron, high mineral content, or other contaminants and screen openings may become blocked, reducing the capacity and productivity of the well.

We offer complete diagnostic and rehabilitation services for existing wells, pumps and related equipment with a network of local offices throughout our geographic markets in the U.S. In addition to our well service rigs, we have equipment capable of conducting downhole closed circuit televideo inspections, one of the most effective methods for investigating water well problems, enabling us to effectively diagnose and respond quickly to well and pump performance problems. Our trained and experienced personnel can perform a variety of well rehabilitation techniques, using both chemical and mechanical methods. To complement this effort, we perform bacteriological well evaluation and water chemistry analyses. We also have the capability and inventory to repair, in our own machine shops, most water well pumps, regardless of manufacturer, as well as to repair well screens, casings and related equipment such as chlorinators, aerators and filtration systems.

We are engaged in helping to evaluate entire well fields and water systems to increase reliability and efficiency, and have the proper combination of technical and service capabilities to bring practical solutions to our clients.

Water Resources also offers environmental drilling services to assist in assessing, investigating, monitoring and characterizing water quality and aquifer parameters. The customers are typically national and regional consulting firms engaged by federal and state agencies, as well as industrial companies that need to assess, define or clean up groundwater contamination sources. We offer a wide range of environmental drilling services including: investigative drilling, installation and testing of monitoring wells to assist the customer in determining the extent of groundwater contamination, installation of recovery wells that extract contaminated groundwater for treatment, which is known as pump and treat remediation, and specialized site safety programs associated with drilling at contaminated sites. In our Safety, Health & Sustainability department, we employ a full-time staff qualified to prepare site-specific health and safety plans for hazardous waste cleanup sites as required by the Occupational Safety and Health Administration ("OSHA") and the Mine Safety and Health Administration ("MSHA").

We offer specialized drilling services to industrial and mining customers who need dewatering and other construction related services. We also drill deep injection wells for industrial (primarily power) and municipal clients that need to dispose of wastewater associated with their processes.

We expect demand for water treatment will be strongest in the industrial sector where the water quality challenges are more significant. Examples within this sector include oil and gas, where reserves cannot be accessed without first planning for the handling of contaminant-laden flow-back and produced water, and the power industry, where steam-driven turbines require clean water to prevent scaling of the turbines.

Other technologies include a micro-filtration disk filter designed to withstand industrial environments, and a hydro-phobic membrane for the removal of entrained air, trihalomethanes and radon. We offer the only membrane bioreactor made from polytetrafluoroethylene ("PTFE"). This product improves the biological wastewater treatment process, and is more robust than competing products.

Customers & Markets

In the Water Resources Division, our customers are typically government agencies and local operations of industrial businesses. The term "government agencies" includes federal, state and local entities.

In the drilling of new water wells, we target customers that require compliance with detailed and demanding specifications and regulations and that often require bonding and insurance, areas in which we believe we often have competitive advantages.

Water infrastructure demand is driven by the need to provide and protect one of earth's most essential resources, water, which is drawn from the earth for drinking, irrigation and industrial use. Main drivers for water supply and treatment include shifting demographics and urban sprawl, deteriorating water quality and infrastructure that supplies our water, increasing water demand from industrial expansion, stricter regulation and new technology that allows us to achieve new standards of quality. The U.S. water well drilling industry is highly fragmented; consisting of several thousand regionally and locally based contractors. The majority of these contractors are primarily involved in drilling low-volume water wells for agricultural and residential customers, markets in which we do not generally participate.

Well and pump rehabilitation demand depends on the age and application of the equipment, the quality of material and workmanship applied in the original well construction and changes in depth and quality of the groundwater. Rehabilitation work is often required on an emergency basis or within a relatively short period of time after a performance decline is recognized. Scheduling flexibility and a broad national footprint combined with technical expertise and equipment are critical for a repair and maintenance service provider. Like the water well drilling market, the market for rehabilitation is highly fragmented. The demand for well and pump rehabilitation in the public market is highly influenced by municipal budgets.

Demand for specialty drilling services is driven by activity at sites operated by governmental agencies like the Department of Energy, Department of Defense and the U.S. Army Corps of Engineers, as well as industrial and mining sites. Additionally, the deep injection well market is driven by new regulations and the need to economically dispose of waste associated with municipal and industrial water treatment.

Demand for water solutions will grow as government agencies, industry and agriculture compete for increasingly limited water resources. The combination of tightening regulations and water scarcity has resulted in increasingly sophisticated water consumers, and this in turn has created opportunities for the introduction of long-term sustainable methods and technologies such as aquifer recharge, water re-use, injection wells and zero-liquid discharge treatment systems.

As demographic shifts occur to more water-challenged areas and the number and allowable level of regulated contaminants and impurities becomes stricter, the demand for water recycling (re-use) and conservation services, as well as new specialized treatment media and filtration methods, is expected to remain strong.

Competition

Competition for our Water Resources Division's bundled services are primarily local and regional specialty general contractors, while our competition in the water well drilling business consists primarily of small, local water well drilling operations and some larger regional competitors. Oil and conventional natural gas well drillers generally do not compete in the water well drilling business because the typical well depths are greater for oil and conventional natural gas and, to a lesser extent, the technology and equipment utilized in these businesses are different. Only a small percentage of all companies that perform water well drilling services have the technical competence and drilling expertise to compete effectively for high-volume municipal and industrial projects, which typically are more demanding than projects in the agricultural or residential well markets. In addition, smaller companies often do not have the financial resources or bonding capacity to compete for large projects. However, there are no proprietary technologies or other significant factors, which prevent other firms from entering these local or regional markets or from consolidating into larger companies more comparable in size to us. Water well drilling work is usually obtained on a competitive bid basis for government agencies, while work for industrial customers is obtained on a negotiated or informal bid basis.

As is the case in the water well drilling business, the well and pump rehabilitation business is characterized by a large number of relatively small competitors. We believe only a small percentage of the companies performing these services have the technical expertise necessary to diagnose complex problems, perform many of the sophisticated rehabilitation techniques we offer or repair a wide range of pumps in their own facilities. In addition, many of these companies have only a small number of pump service rigs. Rehabilitation projects are typically negotiated at the time of repair or contracted for in advance depending upon the lead-time available for the repair work. Since well and pump rehabilitation work is typically negotiated on an emergency basis or within a relatively short period of time, those companies with available rigs and the requisite expertise have a competitive advantage by being able to respond quickly to repair requests.

Backlog

Our backlog consists of the expected gross revenues associated with executed contracts, or portions thereof, not yet performed by the Company. Backlog is not necessarily a short-term business indicator as there can be significant variability in the composition of the contracts and the timing of completion of the services. Backlog for the Water Resources Division was $63.1 million at January 31, 2013, compared to $102.7 million at January 31, 2012. Our backlog is generally completed within the following 12 to 24 months.

Inliner Division

Operations

Layne Inliner is a unique, full service rehabilitation company offering a wide range of solutions for wastewater, storm water and process sewer pipeline networks. The foundation of our services is our proprietary Inliner® cured-in-place pipe (CIPP). The product allows us to rehabilitate aging and deteriorated infrastructure and provide structural rebuilding as well as infiltration and inflow reduction. Its trenchless nature reduces rehabilitation costs, minimizes environmental impact and reduces or eliminates surface and social disruption.

Layne Inliner, LLC began as the first U.S. licensee of the Inliner® technology in 1991 and since that time has grown to become the second largest lining company in the United States. We own and operate Inliner Technologies, the technology company, and Liner Products, the lining tube manufacturer. This vertical integration gives us control of the Inliner® product from raw material purchases to product installation. Since our start we have successfully installed more than 15 million feet of CIPP throughout the United States. Pipe diameters have ranged from 4-inches to 96-inches in traditional round as well as non-circular geometries. Layne Inliner's installation techniques and the lining tube manufacturing facility are ISO 9001: 2008 certified bringing an added element of quality control to tube construction, product design and field installation.

In March of 2012, Layne formalized a relationship with Saertex MultiCom that solidified our entry into the fiberglass and ultraviolet light cured CIPP market. Construction of a new wet out facility is underway and we now have the ability to supply both traditional felt based CIPP lining tubes cured with water or steam as well as fiberglass based lining tubes cured with ultraviolet light. Layne will install the fiberglass/UV product with internal crews as well as offer outside sales of the tube to other fiberglass/UV providers.

While we focus on cured in place pipe, we are committed to full system renewal. We also provide a wide variety of other rehabilitative methods including Janssen structural renewal for service lateral connections and mainlines, slip lining, traditional excavation and replacement and manhole renewal with cementitious and epoxy products. Our expertise, experience and customer-oriented contracting combined with our ability to provide a diverse line of products and services differentiates us from other rehabilitation contractors and allows us to provide clients with single source accountability when it comes to rehabilitative services.

Customers & Markets

In the Inliner Division, our customers are typically municipalities and local operations of industrial businesses.

The geographic reach of our Inliner installation group stretches from the east coast westward to generally the Rocky Mountains. Our lining tube sales through Liner Products continued to supply our US based customers but also experienced increased sales outside of the US in places including Canada, Mexico, New Zealand and South America. Inliner Technologies also expanded its coverage with the signing of a new Canadian licensee, Clean Water Works, in April of 2012.

Many of the drivers for sewer rehabilitation demand are largely a function of deteriorating urban infrastructure compounded by population growth, as well as deteriorating water quality and infrastructure that supplies our water. Additionally, federal and state agencies are forcing municipalities and industry to address pollution resulting from infiltration of damaged or leaking lines, enforcing stricter regulation and new technology that motivates us to achieve new standards of quality.

Competition

The CIPP industry has a small number of contractors with nationwide coverage and several more regionalized competitors. Municipal work is typically obtained on a competitively bid basis with rare exceptions of design build proposals being used for contractor selection. Industrial work can be either competitive bid or negotiated.

Larger competitors share the same vertical integration (tube manufacturing/assembly, wetout and installation) as our Inliner division while smaller competitors rely on third party tube supply and wetout. This saturated tube supply and the lack of having to construct wetout facilities allows smaller competitors to enter and remain in the CIPP business. In addition, the entrance of fiberglass products cured with ultraviolet light has opened up competition even further. Although competition is widespread, our Inliner division, by offering more than just CIPP, remains one of the most diversified providers in the industry.

Backlog

Our backlog consists of the expected gross revenues associated with executed contracts, or portions thereof, not yet performed by the Company. Backlog is not necessarily a short-term business indicator as there can be significant variability in the composition of the contracts and the timing of completion of the services. Our backlog for the Inliner Division was $66.2 million at January 31, 2013, compared to $80.4 million at January 31, 2012. Our backlog is generally completed within the following 6 to 12 months.

Heavy Civil Division

Operations

Our Heavy Civil Division delivers sustainable solutions to government agencies and industrial clients by overseeing the design and construction of water and wastewater treatment plants and pipeline installation. In addition, Heavy Civil builds radial collector wells (Ranney Method), surface water intakes, pumping stations, hard rock tunnels and marine construction services – all in support of the world's water infrastructure. Beyond water solutions, our Heavy Civil Division also designs and constructs biogas facilities (anaerobic digesters) for the purpose of generating and capturing methane gas, an emerging renewable energy resource.

Customers & Markets

In the Heavy Civil Division, our customers are typically government agencies and local operations of industrial businesses.

Continued population growth in water-challenged regions and more stringent regulatory requirements lead to an increased need to conserve water resources and control contaminants and impurities. Demand for Heavy Civil's services will grow as government agencies, industry and agriculture compete for increasingly limited water resources. The combination of tightening regulations and water scarcity has resulted in increasingly sophisticated water consumers, and this in turn has created opportunities for the introduction of long-term sustainable methods and technology, such as zero-liquid discharge treatment systems construction implementation.

Competition

Treatment plant and pipeline competitors consist mostly of a few national and many regional companies. The majority of the municipal market is contracted through a public bidding process. While the majority of the market is still price driven, a growing trend supports best value proposals.

Backlog

Our backlog consists of the expected gross revenues associated with executed contracts, or portions thereof, not yet performed by the Company. Backlog is not necessarily a short-term business indicator as there can be significant variability in the composition of the contracts and the timing of completion of the services. Our backlog for the Heavy Civil Division was $395.7 million at January 31, 2013, compared to $308.1 million at January 31, 2012. The backlog at January 31, 2013, includes $85.5 million remaining backlog related to our previously announced project for Islamorada, Florida. The majority of the backlog for Islamorada is expected to proceed over the next two years, although a plant operating component could extend for multiple years. Our remaining backlog is generally completed within the following 12 to 24 months.

Geoconstruction Division

Operations

We provide specialized geotechnical foundation construction services to the heavy civil, industrial, commercial and private construction markets around the globe. We have the expertise and equipment to provide the most appropriate deep foundation system, ground improvement and earth support solution to be applied given highly variable geological and site conditions. In addition, we offer extensive experience in successful completion of complex and schedule-driven major underground construction projects. We provide services that are focused primarily on the foundation systems for dams/levees, tunnel shafts, utility systems, subways or transportation systems, commercial building and port facilities. Services offered include jet grouting, structural diaphragm and slurry cutoff walls, cement and chemical grouting, drilled piles, ground improvement and earth retention systems.

We have expanded our capabilities in the Geoconstruction Division through several acquisitions in the last three years. We completed the acquisitions of Fursol Informatica S.r.l. ("Fursol") and the remaining 50% interest in Diberil Sociedad Anónima ("Diberil") during fiscal year 2012, and we acquired Bencor Corporation of America – Foundation Specialist ("Bencor") in October 2010. We had originally acquired an initial 50% interest in Diberil in July 2010. Fursol is active in the business of production, installation and maintenance of monitoring and quality control software and electronic devices. We believe Fursol's technology will improve the performance and efficiency of Geoconstruction's operating equipment. Diberil, parent company to Costa Fortuna (Brazil and Uruguay), is one of the largest providers of specialty foundation and marine geotechnical services in South America. Bencor is a leading contractor in foundation and underground engineering in North America.

In Italy, our wholly owned subsidiary, Tecniwell, manufactures state of the art drilling rigs, mixing plants and very high pressure grout pumps, with related ancillary tooling.

Customers & Markets

Our customers are typically government agencies, local operations of industrial businesses and heavy civil general contractors. In fiscal 2013, 59% of our revenues were generated by our U.S. based operations, with the balance in South America and Italy.

Competition

In the U.S. specialized foundation construction arena, we believe there are few competitors. We target customers that require compliance with detailed and demanding specifications and regulations and that often require bonding and insurance, areas in which we believe we have competitive advantages due to our extensive expertise, and financial resources. We own and operate what we believe to be the largest fleet of hydromills and equipment in North America. In addition, we have implemented a very sophisticated quality control system that allows us to follow each phase of our work in real-time.

In the international arena, there are more competitors than in the United States. The international market is also a mature marketplace. As the Division's primary international market is Brazil, the acquisition of the remaining 50% interest in Diberil is expected to expand the Company's geoconstruction capabilities into Brazil as well as serve as a platform for further expansion into South America.

Backlog

Our backlog consists of the expected gross revenues associated with executed contracts, or portions thereof, not yet performed by the Company. Backlog is not necessarily a short-term business indicator as there can be significant variability in the composition of the contracts and the timing of completion of the services. Our backlog for the Geoconstruction Division was $41.5 million at January 31, 2013, compared to $47.3 million at January 31, 2012. Our backlog is generally completed within the following 12 to 24 months.

Mineral Exploration Division

Operations

Global mining companies hire us to extract samples from their sites that they analyze for mineral content and grade before investing heavily in development to extract these minerals. Our drilling services require a high level of expertise and technical competence because the samples extracted must be free of contamination and accurately reflect the location and orientation of underlying mineral deposits. Aligned with our foreign affiliates, we are one of the three largest providers of drilling services for the global mineral exploration industry.

Our Mineral Exploration Division conducts primarily aboveground drilling activities, including all phases of core drilling, reverse circulation, dual tube, hammer and rotary air-blast methods. Our service offerings include both exploratory ('greenfield') and definition ('brownfield') drilling. Greenfield drilling is conducted to determine if there is a minable mineral deposit, which is known as an orebody, on the site. Brownfield drilling is typically conducted at a site to assess whether it would be economical to mine and to assist in mapping the mine layout. We provide information to our clients that assists them in determining if a minable mineral deposit exists on a site, the economic viability of mining the site, the geological properties of the ground and the determination of mine planning.

The president for the Mineral Exploration Division has country managers who are responsible for operations in each country in which we do business. These managers are responsible for maintaining contact and relationships with large mining operations that perform work on a global basis, as well as junior mining operations that operate more regionally.

In the case of our foreign affiliates, where we do not have majority ownership or operating control, day-to-day operating decisions are made by local management. We manage our interests in our foreign affiliates through regular management meetings and analysis of comprehensive operating and financial information. For our significant foreign affiliates, we have entered into shareholder agreements that give us limited board representation rights and require super-majority votes in certain circumstances. We do not track backlog for our Mineral Exploration Division, as we do not believe it has any significance for this business.

Customers and Markets

Our services are used by major gold and copper producers and to a lesser extent, other base metal producers. Work for gold mining customers generates approximately half of the business in our Mineral Exploration Division. The success of our Mineral Exploration Division is closely tied to global commodity prices and demand for our global mining customers' products. Our operating markets are in the western U.S., Mexico, Australia, Brazil and Africa. We also have ownership interests in foreign affiliates operating in Latin America that form our presence in this market.

Customers for our mineral exploration services are primarily gold and copper producers. Our largest customers in our mineral exploration drilling business are multi-national corporations headquartered in the United States, Brazil, Europe and Canada.

Demand for mineral exploration drilling is driven by the need to identify, define and develop underground base and precious mineral deposits. Factors influencing the demand for mineral-related drilling services include commodity prices, growth in the economies of developing countries, international political conditions, inflation, foreign exchange levels, the economic feasibility of mineral exploration and production, the discovery rate of new mineral reserves and the ability of mining companies to access capital for their activities.

Global consumption of raw materials has been driven by the rapid industrialization and urbanization of countries such as China, India, Brazil and Russia. Development in these countries generates significant demand as their populations consume increasing amounts of base and precious metals for housing, automobiles, electronics and other durable and consumer items.

The mineral exploration market is dependent on financial and credit markets being readily available to fund drilling and mining programs. In addition, mining companies' ability to seek cash for their operations through other avenues which traditionally have been available to them is dependent on market pricing trends for base and precious metals.

As mineral resources in developed countries are exhausted and new discoveries begin to slow, mining companies have focused attention on underdeveloped nations as an important source of future production. South America and Africa are key markets for our future global growth. Mining service companies with operating expertise in challenging regions should be well positioned to capture an increasing amount of these new projects. In addition to new mine development, technological advancements in drilling and processing allow development of mineral resources previously regarded as uneconomical and should benefit the largest drilling services companies that are leading technical innovation in the mineral exploration marketplace.

Competition

Our Mineral Exploration Division competes with a number of drilling companies as well as vertically integrated mining companies that conduct their own exploration drilling activities, and some of these competitors have greater capital and other resources than we have. In the mineral exploration drilling market, we compete based on price, technical expertise and reputation. We believe we have a well-recognized reputation for expertise and performance in this market. Mineral exploration drilling work is typically performed on a negotiated basis.

Energy Division

Operations

During the second quarter of fiscal 2013, the Company authorized the sale of its Energy Division and entered into negotiations for the sale of substantially all of the Energy Division assets to a third party. As of July 31, 2012, the Company considered the Energy Division a discontinued operation and reflected it as such in the consolidated financial statements.

On October 1, 2012, the Company completed the sale of all of the exploration and production assets of its Energy Division. Pursuant to the sale agreement, the Company received a majority of the sales proceeds and will receive an additional amount in October 2013 when certain conditions are met.

Business Strategy

Layne is a leading sustainable solutions provider to the world of essential natural resources – water, mineral and energy. Our purpose is to enhance the lives of people by providing and protecting the world's essential resources. We are a global water management, construction and drilling company. Our growth strategy is to coordinate and market our product and service offerings into effective solutions and build attractive extensions of our current divisions driven by our core competencies. The key elements of this strategy include:

Expand our bundled service approach and geographic platform to focus our water infrastructure expertise on industrial and investor owned clients that value our total solutions capabilities

We seek to expand our market penetration by combining our service offerings in water management, construction and drilling with our well-established relationships. Cross-selling broad service offerings into our existing base of traditional customers should enable us to expand our share of the water infrastructure market. We intend to continue our geographic penetration primarily through organic growth, but will also seek acquisition and joint venture opportunities that facilitate our access to new markets and service capabilities.

As demand for domestic water drilling has fallen with the economy, we are reallocating many of our related resources into markets with greater demand like specialty and international water well drilling. We strive to provide "best in class" service in all segments of the specialty drilling market, including deep injection wells.

We believe our position as a provider of water and wastewater treatment services for the municipal end-market enhances our ability to provide complementary services to industrial end-markets. We intend to aggressively market our service offerings to customers in the power generation, pharmaceutical, food and beverage and other key industrial segments. These end-markets represent large, growing and profitable opportunities that allow us to leverage our existing municipal expertise. Increased water management systems, including boiler water treatment and scrubber wastewater treatment, will be essential to support growth in electricity generating capacity. We expect to leverage our nationwide presence and brand recognition in marketing our services to these customers.

We believe our growth will be driven by bundling our services and marketing solutions to a focused group of clients. These include mining companies, oil and gas production companies, government agencies, investor-owned utilities, industrial companies and developers. By offering these services on a bundled basis, we believe we can enable our customers to expedite the typical design-build project. This will allow them to achieve economies and efficiencies over traditional unbundled services, and should expand our market share among our existing customer base.

Continue to improve and expand our service offerings to our mineral resource clients around the globe, including strategic acquisitions which complement our existing position within the marketplace.

We are well-positioned in most mineral-rich geographies to expand our service offerings to our world class client base. Our ability to maximize these opportunities is enhanced by our local market expertise, relationships and technical competence, combined with best in class employee training and safety programs. We intend to offer our mining clients access to Layne's full suite of services including drilling, water management, construction and ground stabilization capabilities. We will selectively add new rigs, replace existing rigs and continuously improve our services in an effort to consistently exceed our client's expectations.

Enter the Energy Services market

We are entering the energy services market bringing responsible water management solutions to the exploration and production (E&P) industry's growing water related challenges related to hydraulic fracturing. In fiscal year 2013, we tested many of our long-standing capabilities in transferring, filtering, treating and disposing of water specifically for unconventional oil and gas wells. In fiscal year 2014, we will offer total water management solutions to our E&P clients that will encompass water sourcing, transfer, treatment and recycling.

Selectively seek acquisition opportunities in all of our divisions

We will continue to evaluate acquisition opportunities to enhance our existing service offerings and to expand our geographic markets. We have the financial flexibility that will allow us to take advantage of attractive opportunities. We will target acquisitions that fit culturally, strategically and financially. One such acquisition occurred in May, 2012, when the Company acquired the remaining 50% interest of Diberil Sociedad Anonima ("Diberil"), a Uruguayan company and parent company to Costa Fortuna (Brazil and Uruguay). Diberil is one of the largest providers of specialty foundation and specialized marine geotechnical services in South America. We expect Diberil to expand our geoconstruction capabilities into the Brazil market as well as serve as a platform for further expansion into South America.

Collaboration and consolidation of leadership

We are relocating the Company's headquarters from Mission Woods, Kansas to The Woodlands, Texas, a suburb of Houston. Unifying the corporate and divisional leadership into one location will allow the Company to better coordinate the activities of the Company's employees around the world by enhancing collaboration and innovation across divisional, functional, and geographic lines. Houston provides enhanced access to some of the nation's leading energy companies, an important consideration as we build our total water management solutions business for the oil & gas industry. Our new consolidated headquarters also offers an attractive platform for expansion, while Houston provides a number of advantages associated with its rank as the fourth-largest city in the nation. The move will involve most executive positions in corporate leadership, as well as certain other management and staff positions. Most senior executives from the Company's six divisions will ultimately consolidate in the Houston headquarters.

Seasonality

Our domestic drilling and construction activities and related revenues and earnings tend to decrease in the winter months when adverse weather conditions interfere with access to project sites. Additionally, our international mineral exploration customers tend to slow drilling activities surrounding the Christmas and New Year holidays. As a result, our revenues and earnings in the first and fourth quarters tend to be less than revenues and earnings in the second and third quarters.

Regulation

General

As an international corporation operating multiple businesses in many parts of the world, we are subject to a number of complex federal, state, local and foreign laws. Each of our divisions is subject to various laws and regulations relating to the protection of the environment and worker health and safety. In addition, each division is subject to its own unique set of laws and regulations imposed by federal, state, local and foreign laws relating to licensing, permitting, approval, reporting, bonding and insurance requirements.

Management believes that our operations comply in all material respects with applicable laws and regulations and that the existence and enforcement of such laws and regulations have no more restrictive effect on our method of operations than on other similar companies in the industries in which we operate. We have internal procedures and policies that management believes help to ensure that our operations are conducted in substantial regulatory compliance.

The Company is subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended ("the Exchange Act"), the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the listing requirements of NASDAQ and other applicable securities rules and regulations. On August 22, 2012, the Securities and Exchange Commission ("SEC") adopted rules mandated by the Dodd-Frank Act that require "resource extraction issuers" to disclose annually on Form SD certain payments made to the U.S. Government and foreign governments in connection with the commercial development of oil, natural gas or minerals. Information must be provided about the type and total amount of payments made for each project related to the commercial development of oil, natural gas or minerals, which includes mineral exploration, and the type and total amount of payments made to each government. The SEC also adopted rules mandated by Dodd-Frank Act that require public companies that manufacture products that contain certain minerals and their derivatives, known as "conflict minerals", to disclose information annually on whether or not such minerals originated from the Democratic Republic of Congo (the "DRC") or an adjoining country and helped to finance the armed conflict in the DRC, and in some cases, to perform extensive due diligence on their supply chains for such minerals. These new rules will apply to the Company's operations during the Company's 2014 fiscal year and are discussed more fully in Part I, Item 1A-Risk Factors-Risks Relating to Our Business and Industry.

These laws are under constant review for amendment or expansion. Moreover, there is a possibility that new legislation or regulations may be adopted. Amended, expanded or new laws and regulations increasing the regulatory burden affecting the industries in which we operate can have a significant impact on our operations and may require us and/or our customers to change our operations significantly or incur substantial costs. Additional proposals and proceedings that might affect the industries in which we operate are pending before Congress, various federal and state regulatory agencies and commissions and the courts. We cannot predict when or whether any such proposals may become effective. In the past, many of the industries in which we operate have been heavily regulated. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations. See Part I, Item 1A—Risk Factors—Risks Relating to Our Business and Industry—The cost of complying with complex governmental regulations applicable to our business, sanctions resulting from non-compliance or reduced demand resulting from increased regulations could increase our operating costs and reduce our profit.

Environmental

Our operations are subject to stringent and complex federal, state, local and foreign environmental laws and regulations. These include, for example, (1) the federal Clean Air Act and comparable state and foreign laws and regulations that impose obligations related to air emissions, (2) the federal Resource Conservation and Recovery Act and comparable state and foreign laws that regulate the management of waste from our facilities, (3) the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") and comparable state and foreign laws that regulate the cleanup of hazardous substances that may have been released at properties owned or operated by us or our predecessors or locations where we or our predecessors sent waste for disposal, and (4) the federal Clean Water Act and the Safe Drinking Water Act and analogous state and foreign laws and regulations that impose detailed permit requirements and strict controls regarding water quality and the discharge of pollutants into waters of the United States and state and foreign waters.

Such regulations impose permit requirements, effluent standards, waste handling and disposal restrictions and other design and operational requirements, as well as record keeping and reporting requirements, upon various aspects of the Company's businesses. Some environmental laws impose liability and cleanup responsibility for the release of hazardous substances regardless of fault, legality of original disposal or ownership of a disposal site. Any changes in the laws and regulations governing environmental protection, land use and species protection may subject us to more stringent environmental control and mitigation standards. In addition, these and other laws and regulations may affect many of our customers and influence their determination whether to engage in projects which utilize our products and services.

We have made and will continue to make expenditures in our efforts to comply with these requirements. Management does not believe that we have, to date, expended material amounts in connection with such activities or that compliance with these requirements will have a material adverse effect on our capital expenditures, earnings or competitive position. Although such requirements do have a substantial impact on the industries in which we operate, to date, management does not believe they have affected us to any greater or lesser extent than other companies in these industries. Due to the size of our operations, significant new environmental regulation could have a disproportionate adverse effect on our operations. Failure to comply with these laws and regulations or newly adopted laws or regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders limiting or enjoining future operations or imposing additional compliance requirements or operational limitation on such operations. See Part I, Item 1A—Risk Factors—Risks Relating to Our Business and Industry.

Safety, Health and Sustainability

Our operations are also subject to various federal, state, local and foreign laws and regulations relating to worker health and safety as well as their counterparts in foreign countries.

The Occupational Safety and Health Act of 1970, as amended, or OSHA, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration and various recordkeeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards and safety in excavation and demolition work may apply to our operations.

The operations of our Mineral Exploration division are also subject to the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). In addition to federal regulatory programs, all of the states in which our Mineral Exploration division operates have programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the mining industry is among the most comprehensive systems for protection of employee health and safety affecting any segment of U.S. industry. The Mine Act requires mandatory inspections of surface and underground mines and requires the issuance of citations or orders for the violation of a mandatory health and safety standard. A civil penalty must be assessed for each citation or order issued. Serious violations of mandatory health and safety standards may result in the issuance of an order requiring the immediate withdrawal of miners from the mine or shutting down a mine or any section of a mine or any piece of mine equipment. The Mine Act also imposes criminal liability for corporate operators who knowingly or willfully violate a mandatory health and safety standard or order and provides that civil and criminal penalties may be assessed against individual agents, officers and directors who knowingly or willfully violate a mandatory health and safety standard or order. In addition, criminal liability may be imposed against any person for knowingly falsifying records required to be kept under the Mine Act and standards.

The operation and registration of our motor vehicles are subject to various regulations, including those promulgated by the United States Department of Transportation, including rules on commercial driver licensing, controlled substance testing, medical and other qualifications for drivers, equipment maintenance, and drivers' hours of service.

Permits and Licenses

Many states require regulatory mandated construction permits which typically specify that wells, water and sewer pipelines and other infrastructure projects be constructed in accordance with applicable statutes. Our water treatment business is also subject to legislation and municipal requirements that set forth discharge parameters, constrain water source availability and set quality and treatment standards. Various state, local and foreign laws require that water wells and monitoring wells be installed by licensed well drillers. Many of the jurisdictions in which we operate require construction contractors to be licensed. We maintain well drilling and contractor's licenses in those jurisdictions in which we operate and in which such licenses are required. In addition, we employ licensed engineers, geologists and other professionals necessary to the conduct of our business. In those circumstances in which we do not have a required professional license, we subcontract that portion of the work to a firm employing the necessary licensed professionals. Our operations are also subject to various permitting and inspection requirements and building and electrical codes. In the Mineral Exploration Division, drilling also frequently requires environmental permits, which are usually obtained by our customers.

Anti-corruption and Bribery

We are subject to the Foreign Corrupt Practices Act ("FCPA"), which prohibits U.S. and other business entities from making improper payments to foreign government officials, political parties or political party officials. We are also subject to the applicable anti-corruption laws in the jurisdictions in which we operate, thus potentially exposing us to liability and potential penalties in multiple jurisdictions. The anti-corruption provisions of the FCPA are enforced by the United States Department of Justice. In addition, the Securities and Exchange Commission requires strict compliance with certain accounting and internal control standards set forth under the FCPA. Failure to comply with the FCPA and other laws can expose the Company and/or individual employees to potentially severe criminal and civil penalties. Such penalties may have a material adverse effect on our business, financial condition and results of operations. As discussed under the Risk Factors section and Part I, Item 3—Legal Proceedings in this Form 10-K, the Audit Committee of the Board of Directors of the Company has retained outside counsel to conduct an internal investigation of certain transactions and payments in certain countries in Africa that potentially implicate the FCPA, including the books and records provisions.

Employees

At January 31, 2013, we had approximately 4,600 employees, approximately 222 of whom were members of collective bargaining units represented by locals affiliated with major labor unions in the U.S. We believe that our relationship with our employees is satisfactory. In all of our operations, an important competitive factor is technical expertise. As a result, we emphasize the training and development of our personnel. Periodic technical training is provided for senior field employees covering such areas as pump installation, drilling technology and electrical troubleshooting. In addition, we emphasize strict adherence to all health and safety requirements and offer incentive pay based upon achievement of specified safety goals. This emphasis encompasses developing site-specific safety plans, ensuring regulatory compliance and training employees in regulatory compliance and good safety practices. Training includes an OSHA-mandated 40-hour hazardous waste and emergency response training course as well as the required annual eight-hour updates. We have a safety department staff which allows us to offer such training in-house. This staff also prepares health and safety plans for specific sites and provides input and analysis for the health and safety plans prepared by others.

On average, our field supervisors and drillers have over 14 years of experience with us. Many of our professional employees have advanced academic backgrounds in agricultural, chemical, civil, industrial, geological and mechanical engineering, geology, geophysics and metallurgy. We believe that our size and reputation allow us to compete effectively for highly qualified professionals.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information contained or incorporated by reference in this annual report before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Relating To Our Business And Industry

Demand for our services is vulnerable to economic downturns and reductions in private industry and municipal spending. If general economic conditions continue or weaken and current constraints on the availability of capital continue, then our revenues, profits and our financial condition may be negatively affected.

Our customers are vulnerable to general downturns in the domestic and international economies. Consequently, our results of operations will fluctuate depending on the demand for our services.

Due to the current economic conditions and volatile credit markets, many of our customers will face considerable budget shortfalls or are delaying capital spending that will decrease the overall demand for our services. In addition, our customers may find it more difficult to raise capital in the future due to substantial limitations on the availability of credit and other uncertainties in the municipal and general credit markets.

Levels of municipal spending particularly impact our Water Infrastructure Group. Reduced tax revenue in certain regions, or inability to access traditional sources of credit, may limit spending and new development by local municipalities, which in turn may adversely affect the demand for our services in these regions. Reductions in spending by municipalities or local governmental agencies could reduce demand for our services and reduce our revenue.

The current economic conditions are negatively affecting the pricing for our services and we expect these conditions to continue for the foreseeable future. Many of our customers, especially federal, state and local governmental agencies (which make up the majority of our customers in our Water Infrastructure Group) competitively bid for their contracts. Since the recessionary economic environment of 2008, governmental agencies have reduced the number of new projects that they have started and the bidding for those projects has become increasingly competitive. In addition, prices for negotiated contracts have also been negatively impacted. Our customers may also demand lower pricing as a condition of continuing our services. We expect to see an increase in the number of competitors as other companies that do not normally operate in our markets enter seeking contracts to keep their resources employed.

As a result of the above conditions, our revenues, net income and overall financial condition were negatively affected during the fiscal year 2013 and may continue to be adversely affected if the current economic conditions do not improve.

A reduction in demand for our mineral exploration and development services could reduce our revenue.

Demand for our mineral exploration services depends in significant part upon the level of mineral exploration and development activities conducted by mining companies, particularly with respect to gold and copper. Mineral exploration is highly speculative and is influenced by a variety of factors, including the prevailing prices for various metals, which often fluctuate widely in response to global supply and demand, among other factors. In addition, the price of gold is affected by numerous factors, including international economic trends, currency exchange fluctuations, expectations for inflation, speculative activities, consumption patterns, purchases and sales of gold bullion holdings by central banks and others, world production levels and political events. In addition to prevailing prices for minerals, mineral exploration activity is influenced by the following factors:

- global and domestic economic considerations;
- the economic feasibility of mineral exploration and production;
- the discovery rate of new mineral reserves;
- national and international political conditions;
- decisions made by mining companies with regards to location and timing of their exploration budgets; and
- the ability of mining companies to access or generate sufficient funds to finance capital expenditures for their activities.

A material decrease in the rate of mineral exploration and development would reduce the revenue generated by our Mineral Exploration Division and adversely affect our results of operations and cash flows.

During the fiscal year 2013, our Mineral Exploration Division experienced a reduction in its revenue compared to prior years. This decrease was due to lower mining exploration budgets of our customers, a softer market and extended holiday down time this year over previous years. The Company expects our revenues to increase mid to late fiscal year 2014.

Because our businesses are seasonal, our results can fluctuate significantly, which could make it difficult to evaluate our business and could cause instability in the market price of our common stock.

We periodically have experienced fluctuations in our quarterly results arising from a number of factors, including the following:

- the timing of the award and completion of contracts;
- the recording of related revenue; and
- unanticipated additional costs incurred on projects.

In addition, adverse weather conditions, natural disasters, force majeure and other similar events can curtail our operations in various regions of the world throughout the year, resulting in performance delays and increased costs.

Moreover, our domestic activities and related revenue and earnings tend to decrease in the winter months when adverse weather conditions interfere with access to drilling or other construction sites. As a result, our revenue and earnings in the second and third quarters tend to be higher than revenue and earnings in the first and fourth quarters. Accordingly, as a result of the foregoing as well as other factors, our quarterly results should not be considered indicative of results to be expected for any other quarter or for any full fiscal year.

Our use of the percentage-of-completion method of accounting involves significant estimates and management judgement, changes of which could result in a reduction or reversal of previously recorded results.

Our revenue on larger construction contracts is recognized on a percentage-of-completion basis for individual contracts based upon the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenue, costs and profits in the reporting period when such estimates are revised. Total estimates may be affected by:

- changes in expected costs of materials, labor, productivity or scheduling;
- changes in external factors outside of our control, such as weather or customer requirements;
- change orders, which are a normal and recurring part of the Company's business, can increase or decrease the scope of work and therefore the revenue and the cost of a job.

The above items can change the estimates on a contract, including those arising from contract penalty provisions, and final contract settlements, and can result in revisions to costs and income. Revisions in estimates are recognized in the period in which they are determined.

We may experience cost overruns on our fixed-price contracts, which could reduce our profitability.

A significant number of our contracts contain fixed prices and generally assign responsibility to us for cost overruns for the subject projects. Under such contracts, prices are established in part on cost and scheduling estimates, which are based on a number of assumptions, including assumptions about future economic conditions, prices and availability of materials, labor and other requirements. Inaccurate estimates, or changes in other circumstances, such as unanticipated technical problems, difficulties obtaining permits or approvals, changes in local laws or labor conditions, weather delays, cost of raw materials, or our suppliers' or subcontractors' inability to perform, could result in substantial losses. Many of our contracts also are subject to cancellation by the customer upon short notice with limited or no damages payable to us. As a result, cost and gross margin may vary from those originally estimated and, depending upon the size of the project, variations from estimated contract performance could affect our operating results. For example, we have experienced significant cost overruns on projects within our Heavy Civil Division over the last year, producing an operating loss for the division. The nature of estimating contracts is such that changing conditions and new developments are continuous and characteristic of the process. The Company is providing continued support to project managers, including those within the Heavy Civil Division, through training, with an emphasis on contract monitoring.

We have indebtedness and other contractual commitments that could limit our operating flexibility, and in turn, hinder our ability to make payments on the obligations, lessen our ability to make capital expenditures and/or increase the cost of obtaining additional financing.

As of January 31, 2013, our total indebtedness was $109.3 million, our total liabilities were $397.2 million and our total assets were $812.2 million. The terms of our credit agreements could have important consequences to stockholders, including the following:

- our ability to obtain any necessary financing in the future for working capital, acquisitions, capital expenditures, debt service requirements or other purposes may be limited or financing may be unavailable;
- a portion of our cash flow must be dedicated to the payment of principal and interest on our indebtedness and other obligations and will not be available for use in our business; and
- our credit agreements contain various operating and financial covenants that could restrict our ability to incur additional indebtedness and liens, make investments and acquisitions, transfer or sell assets, and transact with affiliates.

If we fail to make required debt payments, or if we fail to comply with other covenants in our credit agreements, we would be in default under the terms of these and other indebtedness agreements. This may result in the holders of the indebtedness accelerating repayment of this debt.

We may have difficulty implementing our new business strategy and our business may suffer if we do not.

As discussed in Part I, Item 1—Business—in this Form 10-K, we have recently made several significant changes in our corporate strategy. Although these new areas of focus draw upon our significant experience in water management, construction and drilling, we will be marketing our services to new customers and industries. Our management will need to remain flexible to support our new business model over the next few years. Implementing our corporate strategy could require a significant amount of additional capital and could distract management from running our day-to-day operations. If we are not able to successfully implement our current corporate strategy, our results of operations, cash flows and shareholder returns could be negatively affected.

We may experience disruptions in conjunction with the relocation of corporate headquarters.

The Board of Directors has approved the relocation of the Company's corporate headquarters to The Woodlands, Texas, a suburb of Houston. This relocation is intended to promote increased interaction and collaboration among all divisions of the Company, while providing increased access to some of the nation's leading energy companies. We have selected a site to lease for the headquarters that is currently under construction. If construction delays impact our ability to occupy that space as planned, the Company may incur additional costs or a disruption in our ability to function in the normal course of business. Also, Jerry Fanska, Layne's Senior Vice President Finance, and Jeff Reynolds, Executive Vice President and Chief Operating Officer, have decided not to relocate to Houston. Mr. Fanska has announced his retirement from Layne, but has agreed to remain with Layne until his successor is named, and to assist in the transition of responsibilities and the Company's relocation to Houston. The transition of these individuals and other personnel who do not relocate will cause disruptions in our administration.

We must attract and retain qualified managers and executives.

We are very dependent on the skills and motivation of our employees, managers and executives to define and implement our corporate strategies and operational plans. We maintain and rely on a small executive team to manage the Company. The loss of members of that executive team would be detrimental to our short-term results. We must ensure our executives and all employees are appropriately motived and compensated to ensure long term succession and continuity is maintained.

There may be undisclosed liabilities associated with our acquisitions.

In connection with any acquisition made by us, there may be liabilities that we fail to discover or are unable to discover, including liabilities arising from non-compliance with laws and regulations by prior owners for which we, as successor owners, may be responsible.

Because we are a multinational company conducting a complex business in many markets worldwide, we are subject to legal and operational risks related to staffing and management, as well as a broad array of local legal and regulatory requirements.

Operating outside of the U.S. creates difficulties associated with staffing and managing our international operations, as well as complying with local legal and regulatory requirements. The laws and regulations in the markets in which we operate are subject to rapid change. Although we have local staff in countries in which we deem it appropriate, we cannot assure that we will be operating in full compliance with all applicable laws or regulations to which we may be subject, including customs and clearing, tax, immigration, employment, worker health and safety and environmental. We also cannot assure that these laws will not be modified in ways that may adversely affect our business.

A significant portion of our earnings is generated from our foreign operations, and those of our affiliates. Political and economic risks in those countries could reduce or eliminate the earnings we derive from those operations.

Our earnings are significantly impacted by the results of our operations in foreign countries. Our foreign operations are subject to certain risks beyond our control, including the following:

- political, social and economic instability;
- war and civil disturbances;
- bribery and corruption;
- the taking of property through nationalization or expropriation without fair compensation;
- changes in government policies and regulations;
- tariffs, taxes and other trade barriers;
- barriers to timely movement or transfer of equipment between countries; and
- exchange controls and limitations on remittance of dividends or other payments to us by our foreign subsidiaries and affiliates.

In particular, changes in laws or regulations or in the interpretation of existing laws or regulations, whether caused by a change in government or otherwise, could materially adversely affect our business, growth, financial condition or results of operations. For example, while there are currently no limitations on the repatriation of profits from the countries in which we have subsidiaries, several countries do impose withholding taxes on dividends or fund transfers. Further foreign currency exchange control restrictions, taxes or limitations may be imposed or increased in the future with regard to repatriation of earnings and investments from countries in which we operate. If exchange control restrictions, taxes or limitations are imposed, our ability to receive dividends or other payments from affected subsidiaries could be reduced, resulting in an adverse material effect.

In addition, corporate, contract, property, insolvency, competition, securities and other laws and regulations in many of the developing parts of the world in which we operate have been, and continue to be, substantially revised. Therefore, the interpretation and procedural safeguards of the new legal and regulatory systems are in the process of being developed and defined, and existing laws and regulations may be applied inconsistently. Also, in some circumstances, it may not be possible to obtain the legal remedies provided for under these laws and regulations in a reasonably timely manner, if at all.

We perform work at mining operations in countries which have experienced instability in the past, or may experience instability in the future. The mining industry is subject to regulation by governments around the world, including the regions in which we have operations, relating to matters such as environmental protection, controls and restrictions on production, and, potentially, nationalization, expropriation or cancellation of contract rights, as well as restrictions on conducting business in such countries. In addition, in our foreign operations we face operating difficulties, including political instability, workforce instability, harsh environmental conditions and remote locations. We do not maintain political risk insurance. Adverse events beyond our control in the areas of our foreign operations could reduce the revenue derived from our foreign operations to the extent that contractual provisions and bilateral agreements between countries may not be sufficient to guard our interests.

Our operations in foreign countries expose us to devaluations and fluctuations in currency exchange rates.

We operate a significant portion of our business in countries outside the United States and continue to expand our operations in foreign countries, including significant recent investments in Brazil. The majority of our costs in those locations are transacted in local currencies. Although we generally contract with our customers in U.S. dollars, some of our contracts are in other currencies. Other than on a selected basis, we do not engage in foreign currency hedging transactions. As exchange rates among the U.S. dollar and other currencies fluctuate, the translation effect of these fluctuations may have a material adverse effect on our results of operations or financial condition as reported in U.S. dollars. Exchange rate policies have not always allowed for the free conversion of currencies at the market rate. Future fluctuations in the value of the U.S. dollar could have an adverse effect on our results.

We conduct business in many international markets with complex and evolving tax rules, including value-added tax rules, which subject us to international tax compliance risks.

While we obtain advice from legal and tax advisors as necessary to help assure compliance with tax and regulatory matters, most tax jurisdictions that we operate in have complex and subjective rules regarding the valuation of intercompany services, cross-border payments between affiliated companies and the related effects on income tax, value-added tax ("VAT"), transfer tax and share registration tax. Our foreign subsidiaries frequently undergo VAT reviews, and from time to time undergo comprehensive tax reviews and may be required to make additional tax payments should the review result in different interpretations, allocations or valuations of our products or services.

Reductions in the market price of gold, copper and other base metals could significantly reduce our profit.

World gold and base metal prices historically have fluctuated widely and are affected by numerous factors beyond our control, including;

- the strength of the U.S. economy and the economies of other industrialized and developing nations;
- global or regional political or economic crises;
- the relative strength of the U.S. dollar and other currencies;
- expectations with respect to the rate of inflation;
- interest rates;
- sales of gold by central banks and other holders;
- demand for jewelry containing gold; and
- speculation.

Any material decrease in the market price of gold and base metals could reduce the demand for our mineral exploration services and reduce our profits.

Turmoil in the credit markets and poor economic conditions could negatively impact the credit worthiness of our financial counterparties.

Although we evaluate the credit capacity of our financial counterparties, changes in global economic conditions could negatively impact their ability to access credit. The risks of such reduction in credit capacity include:

- ability of institutions with whom we have lines of credit to allow access to those funds; and
- viability of institutions holding our cash deposits or, in the case of U.S. banks, cash deposits in excess of FDIC insurance limits.

If these institutions fail to fulfill their commitments to us, our access to operating cash could be restricted.

If we are unable to obtain bonding at acceptable rates, our operating costs could increase.

A significant portion of our projects require us to procure a bond to secure performance. With a decreasing number of insurance providers in that market, it may be difficult to find sureties who will continue to provide contract-required bonding at acceptable rates. With respect to our joint ventures, our ability to obtain a bond may also depend on the credit and performance risks of our joint venture partners, some of whom may not be as financially strong as we are. Our inability to obtain bonding on favorable terms or at all would increase our operating costs and inhibit our ability to execute projects.

Fluctuations in the prices of raw materials could increase our operating costs.

We purchase a significant amount of steel for use in connection with all of our businesses. We also purchase a significant volume of fuel to operate our trucks and equipment. The manufacture of materials used in our sewer rehabilitation business is dependent upon the availability of resin, a petroleum-based product. At present, we do not engage in any type of hedging activities to mitigate the risks of fluctuating market prices for oil, steel or fuel and increases in the price of these materials may increase our operating costs.

The dollar amount of our backlog, as stated at any given time, is not necessarily indicative of our future earnings.

As of January 31, 2013, the total backlog in the four divisions comprising our Water Infrastructure Group was approximately $566.5 million. This consists of the expected gross revenue associated with executed contracts, or portions thereof, not yet performed by us. We cannot ensure that the revenue projected in our backlog will be realized or, if realized, will result in profit. Further, project terminations, suspensions or adjustments in scope may occur with respect to contracts reflected in our backlog. Reductions in backlog due to cancellation by a customer or scope adjustments adversely affect, potentially to a material extent, the revenue and profit we actually receive from such backlog. We may be unable to complete some projects included in our backlog in the estimated time and, as a result, such projects could remain in the backlog for extended periods of time. Estimates are reviewed periodically and appropriate adjustments are made to the amounts included in backlog. Our backlog as of year-end is generally completed within the following 12 to 24 months. Our backlog does not include any awards for work expected to be performed more than three years after the date of our financial statements. The amount of future actual awards may be more or less than our estimates.

Our failure to meet the schedule or performance requirements of our contracts could harm our reputation, reduce our client base and curtail our future operations.

In certain circumstances, we guarantee contract completion by a scheduled acceptance date. Failure to meet any such schedule could result in additional costs, and the amount of such additional costs could exceed projected profit margins. These additional costs include liquidated damages paid under contractual penalty provisions, which can be substantial and can accrue on a daily basis. In addition, our actual costs could exceed our projections. Performance problems for existing and future contracts could increase the anticipated costs of performing those contracts and cause us to suffer damage to our reputation within our industry and our client base, which would harm our future business.

If we cannot obtain third-party subcontractors at reasonable rates, or if their performance is unsatisfactory, our profit could be reduced.

We rely on third-party subcontractors to complete some of our projects. To the extent that we cannot engage subcontractors, our ability to complete a project in a timely fashion or at a profit may be impaired. If the amount we are required to pay for subcontracted services exceeds the amount we have estimated in bidding for fixed-price work, we could experience reduced profits or losses in the performance of these contracts. In addition, if a subcontractor is unable to deliver its services according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services from another source at a higher price, which could reduce the profit to be realized or result in a loss on a project for which the services were needed.

Professional liability, product liability, warranty and other claims against us could reduce our revenue.

Any accidents or system failures in excess of insurance limits at locations that we engineer or construct or where our products are installed or where we perform services could result in significant professional liability, product liability, warranty and other claims against us. Further, the construction projects we perform expose us to additional risks, including cost overruns, equipment failures, personal injuries, property damage, shortages of materials and labor, work stoppages, labor disputes, weather problems and unforeseen engineering, architectural, environmental and geological problems. In addition, once our construction is complete, we may face claims with respect to the work performed.

If our joint venture partners default on their performance obligations, we could be required to complete their work under our joint venture arrangements, which could reduce our profit or result in losses.

We sometimes enter into contractual joint ventures in order to develop joint bids on contracts. The success of these joint ventures depends largely on the satisfactory performance of our joint venture partners of their obligations under the joint venture. Under these joint venture arrangements, we may be required to complete our joint venture partner's portion of the contract if the partner is unable to complete its portion and a bond is not available. In such case, the additional obligations could result in reduced profit or, in some cases, significant losses for us with respect to the joint venture.

Our business is subject to numerous operating hazards, logistical limitations and force majeure events that could significantly reduce our liquidity, suspend our operations and reduce our revenue and future business.

Our drilling and other construction activities involve operating hazards that can result in personal injury or loss of life, damage or destruction of property and equipment, damage to the surrounding areas, release of hazardous substances or wastes and other harm to the environment. To the extent that the insurance protection we maintain is insufficient or ineffective against claims resulting from the operating hazards to which our business is subject, our liquidity could be significantly reduced.

In addition, our operations are subject to delays in obtaining equipment and supplies and the availability of transportation for the purpose of mobilizing rigs and other equipment, particularly where rigs or mines are located in remote areas with limited infrastructure support. Our business operations are also subject to force majeure events such as adverse weather conditions, natural disasters and mine accidents or closings. If our drill site or construction operations are interrupted or suspended as a result of any such events, we could incur substantial losses of revenue and future business.

If we are unable to retain skilled workers, or if a work stoppage occurs as a result of disputes relating to collective bargaining agreements, our ability to operate our business could be limited and our revenue could be reduced.

Our ability to remain productive, profitable and competitive depends substantially on our ability to retain and attract skilled workers with expert geological and other engineering knowledge and capabilities. The demand for these workers is high and the supply is limited. An inability to attract and retain trained drillers and other skilled employees could limit our ability to operate our business and reduce our revenue.

As of January 31, 2013, approximately 4.8% of our workforce was unionized and 8 of our 23 standing collective bargaining agreements were scheduled to expire within the next 12 months. To the extent that disputes relating to existing or future collective bargaining agreements arise, a work stoppage could occur. If protracted, a work stoppage could substantially reduce or suspend our operations and reduce our revenue.

If we are not able to demonstrate our technical competence, competitive pricing and reliable performance to potential customers we will lose business to competitors, which would reduce our profit.

We face significant competition and a large part of our business is dependent upon obtaining work through a competitive bidding process. In our Water Infrastructure Group we compete with many smaller firms on a local or regional level, many of whom have a lower corporate overhead cost than us. There are few proprietary technologies or other significant factors which prevent other firms from entering these local or regional markets or from consolidating together into larger companies more comparable in size to our company. Our competitors for our bundled construction services are primarily local and regional specialty general contractors. In our Mineral Exploration Division, we compete with a number of drilling companies, the largest being Boart Longyear, an Australian public company, Major Drilling Group International, a Canadian public company, and Foraco International S.A., a French company publicly traded on the Canadian exchange. Competition also places downward pressure on our contract prices and profit margins. Competition in all of our markets, and especially in our Water Infrastructure Group, has intensified in the last couple of years due to the recessionary economic conditions and such heightened competition is expected to continue for the foreseeable future. As a result, we face challenges in our ability to maintain growth rates. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our profit. Additional competition could reduce our profit.

Our failure to comply with the regulations of the U.S. Occupational Safety and Health Administration, the U.S. Mine Safety and Health Administration, the U.S. Department of Transportation and other state and local agencies that oversee transportation and safety compliance could reduce our revenue, profitability and liquidity.

The Occupational Safety and Health Act of 1970, as amended, ("OSHA"), the Mine Safety and Health Act of 1977("MSHA"), and other comparable state and foreign laws establish certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the applicable regulatory authorities and various recordkeeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards and safety in excavation and demolition work may apply to our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of business in complying with OSHA, MSHA and other state, local and foreign laws and regulations, and could incur penalties and fines in the future, including in extreme cases, criminal sanctions.

While we have invested, and will continue to invest, substantial resources in worker health and safety programs, the industries in which we operate involve a high degree of operational risk and there can be no assurance that we will avoid significant liability exposure. Although we have taken what are believed to be appropriate precautions, we have suffered employee injuries and fatalities in the past and may suffer additional injuries or fatalities in the future. Serious accidents of this nature may subject us to substantial penalties, civil litigation or criminal prosecution. Personal injury claims for damages, including for bodily injury or loss of life, could result in substantial costs and liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows. In addition, if our safety record were to substantially deteriorate, or if we suffered substantial penalties or criminal prosecution for violation of health and safety regulations, customers could cancel existing contracts and not award future business to us, which could materially adversely affect our liquidity, cash flows and results of operations.

We have, from time to time, received notice from the U.S. Department of Transportation that our motor carrier operations may be monitored and that the failure to improve our safety performance could result in suspension or revocation of vehicle registration privileges. If we were not able to successfully resolve these issues, our ability to service our customers could be damaged, which could lead to a material adverse effect on our results of operations, cash flows and liquidity.

The cost of complying with complex governmental regulations applicable to our business, sanctions resulting from non-compliance or reduced demand resulting from increased regulations could increase our operating costs and reduce our profit.

Our drilling and other construction services are subject to various licensing, permitting, approval and reporting requirements imposed by federal, state, local and foreign laws. Our operations are subject to inspection and regulation by various governmental agencies, including the Department of Transportation, OSHA and MSHA of the Department of Labor in the U.S., as well as their counterparts in foreign countries. A major risk inherent in drilling and other construction is the need to obtain permits from local authorities. Delays in obtaining permits, the failure to obtain a permit for a project or a permit with unreasonable conditions or costs could limit our ability to effectively provide our services.

In addition, these regulations also affect our mining customers and may influence their determination to conduct mineral exploration and development. Future changes in these laws and regulations, domestically or in foreign countries, could cause our customers to incur additional expenses or result in significant restrictions to their operations and possible expansion plans, which could reduce our profit.

Our water treatment business is impacted by legislation and municipal requirements that set forth discharge parameters, constrain water source availability and set quality and treatment standards. The success of our groundwater treatment services depends on our ability to comply with the stringent standards set forth by the regulations governing the industry and our ability to provide adequate design and construction solutions cost-effectively.

The exploration, development and production of oil and gas are subject to various types of regulation by local, state, foreign and federal agencies, including laws relating to the environment and pollution. We incur certain capital costs to comply with such regulations and expect to continue to make capital expenditures to comply with these regulatory requirements. In addition, these requirements may prevent or delay the commencement or continuance of a given operation and have a substantial impact on the profitability of our oil and gas production operations. Legislation affecting the oil and gas industry is under constant review for amendment and expansion of scope and future changes to legislation may impose significant financial and operational burdens on our business. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the industry and its individual members, some of which carry substantial penalties and other sanctions for failure to comply. Any increases in the regulatory burden on the industry created by new legislation would increase our cost of doing business and, consequently, lower our profitability.

The SEC has promulgated final rules mandated by the Dodd-Frank Act regarding disclosure of the use of tin, tantalum, tungsten and gold, known as conflict minerals, in products manufactured by public companies. The Dodd-Frank Act requires that public companies conduct due diligence to determine whether such minerals originated from the Democratic Republic of Congo (the "DRC") or an adjoining country and whether such minerals helped finance the armed conflict in the DRC. These new rules will require due diligence efforts in fiscal year 2014 and thereafter, with the first conflict minerals report due by May 31, 2014 and annually thereafter. There will be costs associated with complying with these disclosure requirements, including costs to determine the origin of conflict minerals used in our products. In addition, the implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. Also, we may face reputational challenges if the due diligence procedures we implement do not enable us to verify the origins for all conflict minerals or to determine that such minerals are DRC conflict-free. We may also encounter challenges to satisfy customers that may require all of the components of products purchased to be certified as DRC conflict-free because our supply chain is complex. If we are not able to meet customer requirements, customers may choose to disqualify us as a supplier. See Part I, Item 1—Business—Regulation in this Form 10-K for additional information.

Disclosure of certain operating information as required by Section 1504 of the Dodd-Frank Act could have a negative impact on our competitiveness.

The SEC has promulgated final rules mandated by the Dodd-Frank Act regarding disclosure of certain payments made to the U.S. Government or foreign governments in connection with the commercial development of oil, natural gas or minerals. The rules require a resource extraction issuer to disclose the information annually by filing a report with the SEC no later than 150 days after the end of its fiscal year. Beginning in 2014, we must provide information about the type and total amount of payments made to each government. Disclosure of this type of information could put us at a competitive disadvantage to companies that are not required to make such disclosures.

Our activities are subject to environmental regulation that could increase our operating costs or suspend our ability to operate our business.

We are required to comply with foreign, federal, state and local laws and regulations regarding health and safety and the protection of the environment, including those governing the generation, storage, use, handling, transportation, discharge, disposal and clean-up of hazardous substances in the ordinary course of our operations. We are also required to obtain and comply with various permits under current environmental laws and regulations, and new laws and regulations, or changed interpretations of existing requirements, which may require us to obtain and comply with additional permits and/or subject us to enforcement or penalty proceedings. We may be unable to obtain or comply with, and could be subject to revocation of, permits necessary to conduct our business. The costs of complying with environmental laws, regulations and permits may be substantial and any failure to comply could result in fines, penalties or other sanctions.

Our operations are sometimes conducted in or near ecologically sensitive areas, such as wetlands, which are subject to special protective measures and which may expose us to additional operating costs and liabilities related to restricted operations, for unpermitted or accidental discharges of oil, natural gas, drilling fluids, contaminated water or other substances or for noncompliance with other aspects of applicable laws and regulations.

Various foreign, federal, state and local environmental laws and regulations may impose liability on us with respect to conditions at our current or former facilities, sites at which we conduct or have conducted operations or activities or any third-party waste disposal site to which we send hazardous wastes. The costs of investigation or remediation at these sites may be substantial. Environmental laws are complex, change frequently and have tended to become more stringent over time. Compliance with, and liability under, current and future environmental laws, as well as more vigorous enforcement policies or discovery of previously unknown conditions requiring remediation, could increase our operating costs and reduce our revenue. See Part I, Item 1—Business—Regulation in this Form 10-K for additional information.

We may face unanticipated water and other waste disposal costs.

Many of our operations involve the production or disposal of significant quantities of water. We may be subject to regulation that restricts our ability to discharge water in the course of these operations. The cost to dispose of, or treat, that water or otherwise complying with these regulations concerning water disposal may reduce our profitability.

The costs to dispose of this water may increase if any of the following occur:

- we cannot obtain future permits from applicable regulatory agencies;
- water of lesser quality or requiring additional treatment is produced; or
- new laws and regulations require water to be disposed in a different manner.

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities.

Our operations are subject to various environmental laws and regulations, including those dealing with the handling and disposal of waste products, PCBs, fuel storage and air quality. Certain of our current and historical operations have used hazardous materials and, to the extent that such materials are not properly stored, contained, recycled or disposed of, they could become hazardous waste. We may be subject to claims under various environmental laws and regulations, federal and state statutes and/or common law doctrines for toxic torts and other damages, as well as for natural resource damages and the investigation and clean-up of soil, surface water, groundwater and other media under laws such as the Comprehensive Environmental Response, Compensation and Liability Act. Such claims may arise, for example, out of current or former conditions at project sites, current or former properties owned or leased by us and contaminated sites that have always been owned or operated by third parties. Liability may be imposed without regard to fault and may be strict, joint and several, such that we may be held responsible for more than our share of any contamination or other damages, or even for the entire share, and may be unable to obtain reimbursement from the parties causing the contamination.

If our health insurance, liability insurance or workers' compensation insurance is insufficient to cover losses resulting from claims or hazards, if we are unable to cover our deductible obligations or if we are unable to obtain insurance at reasonable rates, our operating costs could increase and our profit could decline.

Although we maintain insurance protection that we consider economically prudent for major losses, we have high deductible amounts for each claim under our health insurance, workers' compensation insurance and liability insurance. Our current individual claim deductible amount is $175,000 for health insurance, $1,000,000 for liability insurance and $1,000,000 for workers' compensation. We cannot assure that we will have adequate funds to cover our deductible obligations or that our insurance will be sufficient or effective under all circumstances or against all claims or hazards to which we may be subject or that we will be able to continue to obtain such insurance protection. In addition, we may not be able to maintain insurance of the types or at levels we deem necessary or adequate or at rates we consider reasonable. A successful claim or damage resulting from a hazard for which we are not fully insured could increase our operating costs and reduce our profit.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law in the U.S. This legislation expands health care coverage to many uninsured individuals and expands coverage to those already insured. The changes required by this legislation could cause us to incur additional healthcare and other costs. Although we do not expect any material short-term impact on our financial results as a result of the legislation, we cannot determine the extent of any long-term impact from the legislation or any potential changes to the legislation.

Our actual results could differ if the estimates and assumptions that we use to prepare our financial statements are inaccurate.

To prepare financial statements in conformity with generally accepted accounting principles in the U.S., we are required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets, liabilities, revenue, expenses and disclosures of contingent assets and liabilities. Areas in which we must make significant estimates include:

- contract costs and profit and application of percentage-of-completion accounting and revenue recognition of contract claims;
- recoverability of inventory and application of lower of cost or market accounting;
- provisions for uncollectible receivables and customer claims and recoveries of costs from subcontractors, vendors and others;
- provisions for income taxes and related valuation allowances;
- recoverability of goodwill;
- recoverability of other intangibles and related estimated lives;
- valuation of assets acquired and liabilities assumed in connection with business combinations; and
- accruals for estimated liabilities; including litigation and insurance reserves.

If these estimates are inaccurate, our actual results could differ materially from currently recorded amounts.

The cost of defending litigation or successful claims against us could reduce our profit or significantly limit our liquidity and impair our operations.

We have been and from time to time may be named as a defendant in legal actions claiming damages in connection with drilling or other construction projects and other matters. These are typically actions that arise in the normal course of business, including employment-related claims and contractual disputes or claims for personal injury or property damage that occur in connection with drilling or construction site services. To the extent that the cost of defending litigation or successful claims against us is not covered by insurance, our profit could decline, our liquidity could be significantly reduced and our operations could be impaired.

Impairment in the carrying value of long-lived assets and goodwill could negatively affect our operating results.

Under generally accepted accounting principles, long-lived assets are required to be reviewed for impairment whenever adverse events or changes in circumstances indicate a possible impairment. If business conditions or other factors cause profitability and cash flows to decline, we may be required to record non-cash impairment charges. Goodwill must be evaluated for impairment annually or more frequently if events indicate it is warranted. If the carrying value of our reporting units exceeds their current fair value as determined based on the discounted future cash flows of the related business, the goodwill is considered impaired and is reduced to fair value by a non-cash charge to earnings. Events and conditions that could result in impairment in the value of our long-lived assets and goodwill include changes in the industries in which we operate, particularly the impact of a downturn in the global economy, as well as competition and advances in technology, adverse changes in the regulatory environment, changes in corporate strategy and business plans or other factors leading to reduction in expected long-term sales or profitability. For example, during the fourth quarter of fiscal year 2012, in connection with our annual assessment of the carrying value of goodwill and other intangibles, we recorded impairment charges totaling $97.5 million. The charges reflect the write-off of substantially all the goodwill associated with the Water Resources, Inliner and Heavy Civil divisions. The write-offs were a result of projected continued weakness in demand for construction projects that was greater and more persistent than originally anticipated, continuing projected weakness in the economy adversely affecting spending by government agencies and the resulting pressures on margins from increased competition and shifts in the corporate strategy.

During fiscal 2013, the Company evaluated the carrying value of assets related to certain product lines. As a result of our evaluation, the Company recognized impairment charges totaling $8.4 million to adjust the carrying values of certain assets to fair value.

As of January 31, 2013, the book value of the Company's intangible assets, net of amortization, was $8.8 million and goodwill totaled $23.6 million. Of the goodwill amount, $14.7 million is recorded within the Geoconstruction reporting unit and $8.9 million is recorded within the Inliner reporting unit. If additional goodwill or other intangibles on the consolidated balance sheet become impaired during a future period, the resulting impairment charge could have a material impact on our results of operations and financial condition.

If we are unable to support the recoverability of our deferred tax assets it could negatively affect our operating results.

The Company has recorded gross deferred tax assets of $82.6 million reflecting the expected tax benefits of operating loss carry forwards, tax credits and reversing temporary differences as disclosed in Note 9 to the consolidated financial statements. Realization of these deferred tax assets is dependent on generating sufficient taxable income in certain jurisdictions in future tax periods. Although realization is not assured, management believes it is more likely than not that the net recorded deferred tax asset will be realized. If the Company continues to generate sufficient pretax income in future periods the deferred tax asset, net of the existing valuation allowance, should be realizable in the future. This judgment could be significantly impacted if estimates of future taxable income are reduced due to unforeseen events or changes in market conditions. If such reductions occur, it is possible that management may conclude that additional valuation allowances are necessary.

If we repatriate earnings from foreign subsidiaries which are currently considered indefinitely reinvested, our income tax expense could be significantly increased.

The Company has not recognized a deferred tax liability on the undistributed earnings of foreign subsidiaries as allowed under the indefinite reversal criterion of ASC 740. The Company considers these amounts to be indefinitely invested based on specific plans for reinvestment of these earnings. However, if liquidity deterioration were to require the Company to change its plans and repatriate all or a portion of these undistributed earnings, income tax expense and deferred income tax liabilities could be significantly increased.

Difficulties integrating our acquisitions could lower our profit.

We have made acquisitions to pursue market opportunities, increase our existing capabilities and expand into new areas of operation and plan to pursue additional acquisitions in the future. If we are unable to identify and complete such acquisitions, our growth strategy could be impaired. In addition, we may encounter difficulties integrating our acquisitions and in successfully managing the growth we expect from the acquisitions. Adverse changes in the credit markets may make it more difficult and costly to finance acquisitions. Furthermore, expansion into new businesses may expose us to additional business risks that are different from those we have traditionally experienced. Acquisitions involve a number of risks, including the diversion of management's attention from our existing operations, the failure to retain key personnel or customers of an acquired business, the failure to realize anticipated benefits, such as cost savings and revenue enhancements, the potentially substantial transaction costs associated with acquisitions, the assumption of unknown liabilities of the acquired business, and the inability to successfully integrate the business within Layne. Potential impairment could result if we overpay for an acquisition. To the extent we encounter problems in identifying acquisition risks or integrating our acquisitions, our operations could be impaired as a result of business disruptions and lost management time, which could reduce our profit. There can be no assurance that any past or future acquired businesses will generate anticipated revenues or earnings.

If we are unable to protect our intellectual property adequately, the value of our patents and trademarks and our ability to operate our business could be harmed.

We rely on a combination of patents, trademarks, trade secrets and similar intellectual property rights to protect the proprietary technology and other intellectual property that are instrumental to our operations. We may not be able to protect our intellectual property adequately, and our use of this intellectual property could result in liability for patent or trademark infringement or unfair competition. Further, through acquisitions of third parties, we may acquire intellectual property that is subject to the same risks as the intellectual property we currently own.

We may be required to institute litigation to enforce our patents, trademarks or other intellectual property rights, or to protect our trade secrets from time to time. Such litigation could result in substantial costs and diversion of resources and could reduce our profit or disrupt our business, regardless of whether we are able to successfully enforce our rights.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and any determination that the Company or any of its subsidiaries has violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and our code of business conduct and ethics. We are subject, however, to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 ("FCPA"). As discussed under Part I, Item 3—Legal Proceedings in this Form 10-K, during fiscal year 2011, our audit committee commenced an internal investigation into certain transactions and payments in Africa that potentially implicate the FCPA, including the books and records provisions of the FCPA. We have made a voluntary disclosure to the United States Department of Justice ("DOJ") and the Securities and Exchange Commission ("SEC") regarding the results of our investigation and we are cooperating with the DOJ and the SEC in connection with their review of the matter.

The FCPA and related statutes and regulations provide for potential fines, civil and criminal penalties, equitable remedies, including disgorgement of profits or monetary benefits from such payments, related interest and injunctive relief. Civil penalties under the antibribery provisions of the FCPA could range up to $10,000 per violation, with a criminal fine up to the greater of $2 million per violation or twice the gross pecuniary gain to the Company or twice the gross pecuniary loss to others, if larger. Civil penalties under the accounting provisions of the FCPA can range up to $500,000 and a company that knowingly commits a violation can be fined up to $25 million. In addition, both the SEC and the DOJ could assert that conduct extending over a period of time may constitute multiple violations for purposes of assessing the penalty amounts. Often, dispositions for these types of matters result in modifications to business practices and compliance programs and possibly a monitor being appointed to review future business and practices with the goal of ensuring compliance with the FCPA.

In February 2012, we began having discussions with the DOJ and SEC regarding the potential resolution of this matter and have held follow-up discussions with both the DOJ and SEC since that time. The discussions with the government are still ongoing, and the Company is currently unable to assess whether the government will accept voluntary settlement terms that would be acceptable to the Company. As of January 31, 2012, the Company accrued a $3.7 million liability representing the Company's initial estimate, based on, among other things, the results of its own internal investigation and an analysis of recent and similar FCPA settlements, of the amount that it may be required to disgorge to the SEC in estimated benefits, plus interest thereon. At the request of the SEC and DOJ, the Company has performed and provided the government additional analysis regarding the estimated benefits that the Company may have received, or intended to receive, from the payments in question. Accordingly, no assurance can be given that the government will accept this estimated disgorgement amount. The estimated disgorgement amount recorded at January 31, 2013, remains $3.7 million. Investors are cautioned to not rely upon the presently accrued liability, as accurately reflecting the ultimate amount the Company may be required to pay as disgorgement and interest thereon.

In addition to the ultimate liability for disgorgement and related interest, the Company believes that it could be further liable for fines and penalties as part of any settlement. At this time, the Company is not able to reasonably estimate the amount of any fine or penalty that it may have to pay as a part of any possible settlement. Furthermore, the Company cannot currently assess the potential liability that might be incurred if a settlement is not reached and the government was to litigate the matter. As such, based on the information available at this time any additional liability related to this matter is not reasonably estimable. The Company will continue to evaluate the amount of its liability pending final resolution of the investigation and any related settlement discussions with the government. The amount of the actual liability for any fines, penalties, disgorgement or interest that may be recorded in connection with a final settlement could be significantly higher than the liability accrued to date.

Further, detecting, investigating and resolving these matters is expensive and consumes significant time and attention of the Company's senior management. The Company could also face fines, sanctions and other penalties from authorities in the relevant foreign jurisdictions, including prohibition of the Company participating in or curtailment of business operations in those jurisdictions and the seizure of rigs or other assets. The Company's customers in those jurisdictions could seek to impose penalties or take other actions adverse to its interests. The Company could also face other third-party claims by directors, officers, employees, affiliates, advisors, attorneys, agents, stockholders, debt holders or other interest holders or constituents of the Company. In addition, disclosure of the subject matter of the investigation could adversely affect the Company's reputation and its ability to obtain new business or retain existing business from its current clients and potential clients, to attract and retain employees and to access the capital markets. If it is determined that a violation of the FCPA has occurred, such violation may give rise to an event of default under the agreements governing our debt instruments.

The timing and final outcome of this or any future government investigation cannot be predicted with certainty and any material fine, penalty, debarment or settlement arising out of these investigations could have a material adverse effect on our business, financial condition, results of operation and future prospects.

Future climate change could adversely affect us.

The prospective impact of potential climate change on our operations and those of our customers remains uncertain. Some scientists have hypothesized that the impacts of climate change could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels and that these changes could be severe. These impacts could vary by geographic location. At the present time, we cannot predict the prospective impact of potential climate change on our results of operations, liquidity or capital resources, or whether any such effects could be material to us.

Deliberate, malicious acts, including terrorism, could damage our facilities, disrupt our operations or injure employees, contractors, customers or the public and result in liability to us.

Intentional acts of destruction could hinder our sales or production and disrupt our supply chain. Our facilities could be damaged or destroyed, reducing our operational production capacity and requiring us to repair or replace our facilities at substantial cost. Employees, contractors and the public could suffer substantial physical injury for which we could be liable. Governmental authorities may impose security or other requirements that could make our operations more difficult or costly. The consequences of any such actions could adversely affect our operating results and financial condition.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers and suppliers, and personally identifiable information of our employees, in our facilities and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations, damage our reputation, and cause a loss of confidence, which could adversely affect our business.

We may pay our suppliers and subcontractors before receiving payment from our customers for the related services.

We use suppliers to obtain the necessary materials and subcontractors to perform portions of our services and to manage work flow. In some cases, we pay our suppliers and subcontractors before our customers pay us for the related services. We may pay our suppliers and subcontractors for materials purchased and work performed for customers who fail to pay, or delay paying, us for the related work.

We extend trade credit to customers for purchases of our services, and in the past we have had, and in the future we may have, difficulty collecting receivables from customers that experience financial difficulties.

We grant trade credit, generally without collateral, to our customers, which include mining companies, general contractors, commercial and industrial facility owners, state and local governments and developers. Consequently, we are subject to potential credit risk related to changes in business and economic factors in the geographic areas in which are customers are located. If any of our major customers experience financial difficulties, we could experience reduced cash flows and losses in excess of current allowances provided. In addition, material changes in any of our customers' revenues or cash flows could affect our ability to collect amounts due from them.

We are dependent on our information systems.

The Company is dependent on a variety of information technology systems for the efficient functioning of our business as well as the security of our information. Problems with the implementation of new or upgraded systems as our business grows or with maintenance of existing systems could disrupt or reduce the efficiency of our operations.

Risks Related To Our Common Stock

The market price of our common stock could be lowered by future sales of our common stock.

Sales by us or our stockholders of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

In addition to outstanding shares eligible for future sale, as of January 31, 2013, 1.3 million shares of our common stock were issuable, subject to vesting requirements, under currently outstanding stock options granted to officers, directors and employees and an additional 0.6 million shares are available to be granted under our stock option and employee incentive plans.

Future sales of these shares of our common stock could decrease our stock price.

Provisions in our organizational documents and Delaware law could prevent or frustrate attempts by stockholders to replace our current management or effect a change of control of our company.

Our certificate of incorporation, bylaws and the Delaware General Corporation Law contain provisions that could make it more difficult for a third party to acquire us without consent of our board of directors. In addition, under our certificate of incorporation, our board of directors may issue shares of preferred stock and determine the terms of those shares of stock without any further action by our stockholders. Our issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby effect a change in the composition of our board of directors. Our certificate of incorporation also provides that our stockholders may not take action by written consent. Our bylaws require advance notice of stockholder proposals and nominations, and permit only our board of directors, or authorized committee designated by our board of directors, to call a special stockholder meeting. These provisions may have the effect of preventing or hindering attempts by our stockholders to replace our current management. In addition, Delaware law prohibits us from engaging in a business combination with any holder of 15% or more of our capital stock until the holder has held the stock for three years unless, among other possibilities, our board of directors approves the transaction. Our board may use this provision to prevent changes in our management. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

In addition, provisions of Delaware law may also discourage, delay or prevent a third party from acquiring or merging with us or obtaining control of our company.

We are required to assess and report on our internal controls each year. Findings of inadequate internal controls could reduce investor confidence in the reliability of our financial information.

As directed by the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies, including us, to include a report of management on the company's internal controls over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, the public accounting firm auditing our financial statements must report on the effectiveness of our internal controls over financial reporting. If we are unable to conclude that we have effective internal controls over financial reporting or, if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of each fiscal year end, investors could lose confidence in the reliability of our financial statements, which could lower our stock price.

We are restricted from paying dividends.

We have not paid any cash dividends on our common stock since our initial public offering in 1992, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, our current credit arrangements restrict our ability to pay cash dividends.

Our share price could be volatile and could decline, resulting in a substantial or complete loss of your investment. Because the trading of our common stock is characterized by low trading volume, it could be difficult for you to sell the shares of our common stock that you may hold.

The stock markets, including the NASDAQ Global Select Market, on which we list our common stock, have experienced significant price and volume fluctuations. As a result, the market price of our common stock could be similarly volatile, and you may experience a decrease in the value of the shares of our common stock that you may hold, including decreases unrelated to our operating performance or prospects. In addition, the trading of our common stock has historically been characterized by relatively low trading volume, and the volatility of our stock price could be exacerbated by such low trading volumes.

The market price of our common stock could be subject to significant fluctuations in response to various factors or events, including among other things:

- our operating performance and the performance of other similar companies;
- actual or anticipated differences in our operating results;
- changes in our revenue or earnings estimates or recommendations by securities analysts;
- publication of research reports about us or our industry by securities analysts;
- additions and departures of key personnel;
- strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;
- the passage of legislation or other regulatory developments that adversely affect us or our industry;
- speculation in the press or investment community;
- actions by institutional stockholders;
- changes in accounting principles;
- terrorist acts; and
- general market conditions, including factors unrelated to our performance.

These factors may lower the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the price that you paid for the common stock. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may lower the market price of our common stock.

Item 1B. Unresolved Staff Comments

We have no unresolved comments from the Securities and Exchange Commission staff.

Item 2. Properties

Our corporate headquarters are located in Mission Woods, Kansas (a suburb of Kansas City, Missouri), in approximately 46,000 square feet of office space leased by the Company pursuant to a written lease agreement which expires December 31, 2013. On December 6, 2012, the Company's Board of Directors approved the relocation of the corporate headquarters to The Woodlands, Texas, a suburb of Houston. The Company has entered into a written lease agreement for approximately 51,000 square feet of office space that expires in 2025 and has two, five-year extensions. Occupancy is expected to commence in September 2013. The lease also provides for temporary office space during the transition between headquarters locations.

As of January 31, 2013, we (excluding foreign affiliates) owned or leased approximately 710 drill and well service rigs throughout the world, approximately 385 of which were located in the United States. The total rig number includes rigs used primarily in each of our service lines we well as multi-purpose rigs. In addition, as of January 31, 2013, our foreign affiliates owned or leased approximately 225 drill rigs.

Oil and Gas Operations

As further discussed in Note 15 to the Consolidated Financial Statements, during fiscal year 2013, we completed the sale of substantially all of the assets of our Energy Division. At January 31, 2013, we had no oil and gas producing activities. Accordingly, the information presented below only includes information of our operations through the completion of the sale on October 1, 2012. We did not have a reserve study performed during fiscal year 2013.

Natural Gas Reserves

The estimation of natural gas reserves is complex and requires significant judgment in the evaluation of geological, engineering and economic data. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond our control. Reserve engineering is a subjective process and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. The reserve estimates may change substantially over time as a result of additional development activities, market price, production history and the viability of production under different economic conditions. Accordingly, significant changes in estimates of existing reserves could occur, and the reserve estimates are often different from the actual quantities of natural gas that are ultimately recovered.

As of January 31, 2012, we had total proved reserves of 22,465 MMcf, including proved developed reserves of 19,294 MMcf and proved undeveloped reserves of 3,171 MMcf. The proved developed reserves included 398 MMcfe gas equivalents of oil. The standardized measure of discounted future net cash flows as of January 31, 2012, was $23.8 million. These estimates correspond with the methods used in developing the Supplemental Information on Oil and Gas Producing Activities accompanying the Consolidated Financial Statements in Item 8. The standardized measure of discounted future net cash flows is the present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC, less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. The price used in determining future net revenue is the unweighted arithmetic average of the first-day-of-the-month spot price for each month within the 12-month period to the end of the reporting period. The future net revenue also incorporates the effect of contractual arrangements such as fixed-price physical delivery forward sales contracts. The price used in our determinations at January 31, 2012, was $3.82 per Mcf.

The standardized measure shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is required by accounting pronouncements, is not intended to reflect current market conditions. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

Productive Wells, Acreage and Drilling Activity

For the years ended January 31, 2013, 2012 and 2011, we produced 3,009 MMcf, 4,411 MMcf and 4,455 MMcf of gas, respectively. Our acreage as of January 31, 2012, was 110,707 and 105,827 gross and net developed acres, respectively, and 115,794 and 111,729 gross and net undeveloped acres, respectively.

The table below sets forth the number of wells completed at any time during the period, regardless of when drilling was initiated.

Fiscal Years Ended January 31,	2013		2012		2011	
	Gross	Net	Gross	Net	Gross	Net
Exploratory wells:						
Capable of production	-	-	9	9	-	-
Dry	-	-	2	2	-	-
Development wells:						
Capable of production	6	6	18	18	56	56
Dry	-	-	-	-	-	-
Wells abandoned or disposed	(621)	(620)	-	-	-	-
Acquired wells	-	-	-	-	-	-
Net increase (decrease) in capable wells	(615)	(614)	27	27	56	56

Item 3. Legal Proceedings

As previously reported, in connection with the Company updating its Foreign Corrupt Practices Act ("FCPA") policy, questions were raised internally in late September 2010 about, among other things, the legality of certain payments by the Company to agents and other third parties interacting with government officials in certain countries in Africa. The Audit Committee of the Board of Directors engaged outside counsel to conduct an internal investigation to review these payments with assistance from outside accounting firms. The internal investigation has found documents and information suggesting that improper payments, which may violate the FCPA and other local laws, were made over a considerable period of time, by or on behalf of, certain foreign subsidiaries of the Company to agents and other third parties interacting with government officials in certain countries in Africa relating to the payment of taxes, the importing of equipment and the employment of expatriates. We have made a voluntary disclosure to the United States Department of Justice ("DOJ") and the Securities and Exchange Commission ("SEC") regarding the results of our investigation and we are cooperating with the DOJ and the SEC in connection with their review of the matter.

If violations of the FCPA or other local laws occurred, the Company could be subject to fines, civil and criminal penalties, equitable remedies, including profit disgorgement and related interest, and injunctive relief. Often, dispositions for these types of matters result in modifications to business practices and compliance programs and possibly a monitor being appointed to review future business and practices with the goal of ensuring compliance with the FCPA and other applicable laws. In addition, disclosure of the subject matter of the investigation could adversely affect the Company's reputation and its ability to obtain new business or retain existing business from its current clients and potential clients, to attract and retain employees and to access the capital markets. If it is determined that a violation of the FCPA has occurred, such violation may give rise to an event of default under the agreements governing our debt instruments if such violation were to have a material adverse effect on the Company's business, assets, property, financial condition or prospects or if the amount of any settlement resulted in the Company failing to satisfy any financial covenants. Additional potential FCPA violations or violations of other laws or regulations may be uncovered through the investigation. See Part I, Items 1A (Risk Factors) in this Form 10-K for additional information.

In February 2012, we began discussions with the DOJ and SEC regarding the potential resolution of this matter and have held follow-up discussions with both the DOJ and SEC since that time. The discussions with the government are still ongoing, and the Company is currently unable to assess whether the government will accept voluntary settlement terms that would be acceptable to the Company. As of January 31, 2012, the Company accrued a $3.7 million liability representing the Company's initial estimate, based on, among other things, the results of its own internal investigation and an analysis of recent and similar FCPA settlements, of the amount that it may be required to disgorge to the SEC in estimated benefits, plus interest thereon. At the request of the SEC and DOJ, the Company has performed and provided the government additional analysis regarding the estimated benefits that the Company may have received, or intended to receive, from the payments in question. Accordingly, no assurance is made or can be given that the government will accept this estimated disgorgement amount. The estimated disgorgement amount recorded at January 31, 2013, remains $3.7 million. Investors are cautioned to not rely upon the presently accrued liability as accurately reflecting the ultimate amount that the Company may be required to pay as disgorgement and interest thereon.

In addition to the ultimate liability for disgorgement and related interest, the Company believes that it could be further liable for fines and penalties as part of any settlement. At this time, the Company is not able to reasonably estimate the amount of any fine or penalty that it may have to pay as a part of any possible settlement. Furthermore, the Company cannot currently assess the potential liability that might be incurred if a settlement is not reached and the government was to litigate the matter. As such, based on the information available at this time any additional liability related to this matter is not reasonably estimable. The Company will continue to evaluate the amount of its liability pending final resolution of the investigation and any related settlement discussions with the government; the amount of the actual liability for any fines, penalties, disgorgement or interest that may be recorded in connection with a final settlement could be significantly higher than the liability accrued to date.

The Company is involved in litigation incidental to its business, the disposition of which is not expected to have a material effect on the Company's financial position, results of operations or cash flows. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company's assumptions related to these proceedings. In accordance with U.S. generally accepted accounting principles, we record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. To the extent additional information arises or the Company's strategies change, it is possible that the Company's estimate of its probable liability in these matters may change.

Item 4. Mine Safety Disclosures

The operations we perform on mine sites are subject to regulation by the Federal Mine Safety and Health Administration under the Federal Mine Safety and Health Act of 1977. Information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95 to this Annual Report on Form 10-K.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is traded on the NASDAQ Global Select Market under the symbol LAYN. The following table sets forth the range of high and low sales prices of the Company's stock by quarter for the fiscal years 2013 and 2012, as reported by the NASDAQ Global Select Market.

Fiscal Year 2013	**High**	**Low**
First Quarter	**$ 26.70**	**$ 20.29**
Second Quarter	**22.12**	**18.59**
Third Quarter	**22.31**	**18.09**
Fourth Quarter	**24.59**	**20.86**

Fiscal Year 2012	High	Low
First Quarter	$ 35.14	$ 28.79
Second Quarter	32.26	27.40
Third Quarter	28.82	21.35
Fourth Quarter	25.41	21.51

At April 4, 2013, there were 96 owners of record of the Company's common stock.

The Company has not paid any cash dividends on its common stock. Moreover, the Board of Directors of the Company does not anticipate paying any cash dividends in the foreseeable future. The Company's future dividend policy will depend on a number of factors including future earnings, capital requirements, financial condition and prospects of the Company and such other factors as the Board of Directors may deem relevant, as well as restrictions under the Credit Agreement between the Company and JP Morgan Chase Bank N.A., as administrative agent for a group of banks, the Shelf Agreement between the Company and Prudential Investment Management, Inc., The Prudential Insurance Company of America, Pruco Life Insurance Company and Security Life of Denver Insurance Company, and other restrictions which may exist under other credit arrangements existing from time to time. The Credit Agreement and the Shelf Agreement limit the cash dividends payable by the Company.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of January 31, 2013, with respect to shares of the Company's common stock that have been authorized for issuance under the existing equity compensation plans, including the Company's 2006 Equity Plan and 2002 Option Plan.

The table does not include information with respect to shares subject to outstanding options granted under equity compensation plans that are no longer in effect. Footnote 3 to the table sets forth the total number of shares of the Company's common stock issuable upon the exercise of options under expired plans as of January 31, 2013, and the weighted average exercise price of those options. No additional options may be granted under such plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,219,746 [1]	$ 26.04	558,714 [2]
Equity compensation plans not approved by security holders	-	N/A	-
Total	1,219,746 [3]		558,714

(1) Shares issuable pursuant to outstanding options under the 2006 Equity Plan and the 2002 Option Plan.

(2) All shares listed are issuable pursuant to future awards under the 2006 Equity Plan.

(3) As of January 31, 2013, a total of 65,557 shares of Company common stock were issuable upon the exercise of outstanding options under the expired 1996 Option Plan. The weighted-average exercise price of those options is $24.78 per share. No additional options may be granted under the 1996 Option Plan.

Item 6. Selected Financial Data

The following selected historical financial information as of and for each of the five fiscal years ended January 31, 2013, has been derived from the Company's audited consolidated financial statements. The Company completed various acquisitions in each of the fiscal years, which are more fully described in Note 2 of the notes to consolidated financial statements or in previously filed Forms 10-K. The acquisitions have been accounted for under the acquisition method of accounting and, accordingly, the Company's consolidated results include the effects of the acquisitions from the date of each acquisition. During the fiscal year 2013, the Company accounted for its Energy Division as a discontinued operation. Accordingly, financial information for all periods presented has been adjusted to reflect the divisions' results on that basis.

The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Item 7 and the consolidated financial statements and notes thereto included elsewhere in this Form 10-K.

As of and Years Ended January 31,	**2013**	2012	2011	2010	2009
Income Statement Data (in thousands, except per share data):					
Revenues	**$ 1,075,624**	$ 1,112,758	$ 999,905	$ 820,477	$ 961,709
Cost of revenues (exclusive of depreciation, amortization and impairment charges shown below)	**(875,439)**	(870,741)	(776,392)	(649,862)	(740,921)
Selling, general and administrative expenses	**(163,962)**	(164,874)	(139,877)	(125,556)	(134,576)
Depreciation and amortization	**(61,397)**	(56,040)	(44,837)	(40,711)	(38,332)
Impairment charges	**(8,431)**	(96,579)	-	-	(2,014)
Loss on remeasurement of equity method investment	**(7,705)**	-	-	-	-
Litigation settlement gains	-	-	-	2,828	-
Equity in earnings of affiliates	**20,572**	24,647	13,153	8,198	14,089
Interest expense	**(4,309)**	(2,357)	(1,594)	(2,734)	(3,614)
Other income, net	**5,824**	9,678	519	211	1,061
(Loss) income from continuing operations before income taxes	**(19,223)**	(43,508)	50,877	12,851	57,402
Income tax (expense) benefit	**8,276**	(9,621)	(21,553)	(7,435)	(24,832)
Net (loss) income from continuing operations	**(10,947)**	(53,129)	29,324	5,416	32,570
Net (loss) income from discontinued operations	**(25,076)**	(53)	2,263	(4,051)	(6,398)
Net (loss) income	**(36,023)**	(53,182)	31,587	1,365	26,172
Net (income) loss attributable to noncontrolling interest	**(628)**	(2,893)	(1,596)	-	362
Net (loss) income attributable to Layne Christensen Company	**$ (36,651)**	$ (56,075)	$ 29,991	$ 1,365	$ 26,534
Earnings per share information attributable to Layne shareholders:					
Basic (loss) income per share-continuing operations	**$ (0.59)**	$ (2.88)	$ 1.43	$ 0.28	$ 1.71
Basic (loss) income per share-discontinued operations	**(1.29)**	-	0.12	(0.21)	(0.33)
Basic (loss) income per share	**$ (1.88)**	$ (2.88)	$ 1.55	$ 0.07	$ 1.38
Diluted (loss) income per share-continuing operations	**$ (0.59)**	$ (2.88)	$ 1.42	$ 0.28	$ 1.70
Diluted (loss) income per share - discontinued operations	**(1.29)**	-	0.11	(0.21)	(0.33)
Diluted (loss) income per share	**$ (1.88)**	$ (2.88)	$ 1.53	$ 0.07	$ 1.37
Balance Sheet Data (in thousands):					
Working capital, including current maturities of debt	**$ 125,079**	$ 136,404	$ 93,309	$ 119,649	$ 128,610
Total assets	**812,226**	805,836	816,652	730,955	719,357
Total long-term debt, excluding current maturities	**96,539**	52,716	-	6,667	26,667
Total Layne stockholders' equity	**412,737**	448,665	501,402	466,798	456,022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and notes thereto under Item 8.

Cautionary Language Regarding Forward-Looking Statements

This Form 10-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. Such statements may include, but are not limited to, statements of plans and objectives, statements of future economic performance and statements of assumptions underlying such statements, and statements of management's intentions, hopes, beliefs, expectations or predictions of the future. Forward-looking statements can often be identified by the use of forward-looking terminology, such as "should," "intended," "continue," "believe," "may," "hope," "anticipate," "goal," "forecast," "plan," "estimate" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks, uncertainties and assumptions, including but not limited to: the outcome of the ongoing internal investigation into, among other things, the legality, under the Foreign Corrupt Practices Act and local laws, of certain payments to agents and other third parties interacting with government officials in certain countries in Africa relating to the payment of taxes, the importing of equipment and the employment of expatriates (including any government enforcement action which could arise out of the matters under review or that the matters under review may have resulted in a higher dollar amount of payments or may have a greater financial or business impact than management currently anticipates), prevailing prices for various commodities, the duration of the current slowdown in the Mineral Exploration market, unanticipated slowdowns in the Company's major markets, the availability of credit, the risks and uncertainties normally incident to the construction industry, the timing for the completion of the existing unprofitable contracts in the Heavy Civil division, the ability of the Company to successfully obtain profitable contracts in the Heavy Civil and Energy Services divisions, the impact of competition, the effectiveness of operational changes expected to increase efficiency and productivity and reduce costs, worldwide economic and political conditions and foreign currency fluctuations that may affect worldwide results of operations. Many of the factors that will determine these items are beyond the Company's ability to control or predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, estimated or projected. These forward-looking statements are made as of the date of this filing, and the Company assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

Overview

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand Layne Christensen Company, our operations and our present business environment. MD&A is provided as a supplement to—and should be read in connection with—our consolidated financial statements and the accompanying notes thereto contained in Item 8 of this report. MD&A includes the following sections:

- Our Business—a general description of our business and key fiscal year 2013 events.
- Consolidated Review of Operations—an analysis of our consolidated results of operations for the three years presented in our consolidated financial statements.
- Operating Segment Review of Operations—an analysis of our results of operations for the three years presented in our consolidated financial statements for our reporting segments. During fiscal year 2012, we changed our reporting segments in connection with the transition to new leadership, reporting relationships and our new One Layne strategy. We previously reported results of operations under three reporting segments including the Water Infrastructure Division, Mineral Exploration Division and Energy Division. Our new reporting segments are the Water Resources Division, Inliner Division, Heavy Civil Division, Geoconstruction Division, Mineral Exploration Division and Energy Division. During fiscal 2013, the Company sold the exploration and production assets of the Energy Division. Reporting segment information and comparisons in the Operating Segment Review of Operations for prior periods have been recast to match the new reporting segment structure.
- Liquidity and Capital Resources—an analysis of cash flows, aggregate financial commitments and certain financial condition ratios.
- Critical Accounting Policies—a discussion of our critical accounting policies that involve a higher degree of judgment or complexity. This section also includes the impact of new accounting standards.

Our Business

Layne is a global water management, construction and drilling company. We provide responsible solutions for water, mineral and energy challenges. The Company's operational and organizational structure is divided into divisions based on primary service lines. Each division is comprised of individual district offices, which primarily offer similar services and serve similar markets. Periodically, individual offices within a division may perform services that are normally provided by another division. When that happens, the results of those services are recorded in the originating offices' own division. For example, if a Mineral Exploration Division office performed water well drilling services, the revenues would be recorded in the Mineral Exploration Division rather than the Water Resources Division. The Company's segments are defined as follows:

Water Resources Division

Our Water Resources Division provides our customers with every aspect of water supply system development and technology, including hydrologic design and construction, source of supply exploration, well and intake construction and well and pump rehabilitation. The division also brings new technologies to the water and wastewater markets and offers water treatment equipment engineering services, providing systems for the treatment of regulated and "nuisance" contaminants, specifically, iron, manganese, hydrogen sulfide, arsenic, radium, nitrate, perchlorate, and volatile organic compounds. The Water Resources Division provides water systems and services in most regions of the U.S.

Inliner Division

Our Inliner Division provides a wide range of process, sanitary and storm water rehabilitation solutions to municipalities and industrial customers dealing with aging infrastructure needs. We focus on our proprietary Inliner® cured-in-place pipe ("CIPP") which allows us to rehabilitate aging sanitary sewer, storm water and process water infrastructure to provide structural rebuilding as well as infiltration and inflow reduction. Our trenchless technology minimizes environmental impact and reduces or eliminates surface and social disruption. We are somewhat unique in that the technology itself, the liner tube manufacturer and the largest installer of the Inliner CIPP technology are all housed within our family of companies. While we focus on our proprietary Inliner CIPP, we are committed to full system renewal. We also provide a wide variety of other rehabilitative methods including Janssen structural renewal for service lateral connections and mainlines, slip lining, traditional excavation and replacement, U-Liner high-density polyethylene fold and form and manhole renewal with cementitious and epoxy products. During fiscal 2013 we were able to obtain the licensing for a new technology, Saertex, which uses ultra-violet light technology as part of its process. It provides the Company with a uniquely different approach to process the storm and sanitary water systems of customers, the majority of which are in the U.S.

Heavy Civil Division

Our Heavy Civil Division delivers sustainable solutions to government agencies and industrial clients by overseeing the design and construction of water and wastewater treatment plants and pipeline installation. In addition, Heavy Civil builds radial collector wells (Ranney Method), surface water intakes, pumping stations, hard rock tunnels and marine construction services – all in support of the world's water infrastructure. Beyond water solutions, our Heavy Civil Division also designs and constructs biogas facilities (anaerobic digesters) for the purpose of generating and capturing methane gas, an emerging renewable energy resource for customers predominantly in the U.S.

Geoconstruction Division

We provide specialized geotechnical foundation construction services to the heavy civil, industrial, commercial and private construction markets around the globe. We have the expertise and equipment to provide the most appropriate deep foundation system, ground improvement and earth support solution to be applied given highly variable geological and site conditions. In addition, we offer extensive experience in successful completion of complex and schedule-driven major underground construction projects. We provide services that are focused primarily on the foundation systems for dams/levees, tunnel shafts, utility systems, subways or transportation systems, commercial building and port facilities. Services offered include jet grouting, structural diaphragm and slurry cutoff walls, cement and chemical grouting, drilled piles, ground improvement and earth retention systems. The Geoconstruction Division provides services in most regions of the U.S., as well as Brazil and Uruguay.

Mineral Exploration Division

Our Mineral Exploration Division conducts primarily aboveground drilling activities, including all phases of core drilling, reverse circulation, dual tube, hammer and rotary air-blast methods. Our service offerings include both exploratory ('greenfield') and definition ('brownfield') drilling. Global mining companies hire us to extract samples from their sites that they analyze for mineral content before investing heavily in development to extract the minerals. We provide information to our clients that assists them in determining if a minable mineral deposit exists on the site, the economic viability of mining the site and the geological properties of the ground, and the determination of mine planning. Our primary markets are in the western U.S., Mexico, Australia, Brazil and Africa. We also have ownership interests in foreign affiliates operating in Latin America that form our primary presence in this market.

Other

Other includes our Layne Energy Services initiative of expanding water related services to the energy markets and any other specialty operations not included in one of the other divisions.

Key Fiscal Year 2013 Events

Margins in all of our Water Infrastructure businesses have declined this year, producing an overall cost of revenues as a percentage of revenue for all the businesses of 81% as compared to 78% a year ago. The Company's Heavy Civil Division has been particularly hard hit by margin declines due to lower prices in the municipal bid market as well as delays and higher than expected costs. In fiscal year 2013, Heavy Civil Division's revenues have decreased 19% compared to last year. Reduced activity levels, continued costs on certain projects and excess administrative overhead cost have resulted in continuing losses for the Heavy Civil Division. The Heavy Civil Division is focused on reducing headcount, completing low margin legacy projects as expeditiously as possible, and securing new business with a higher associated profit potential.

Revenues in our Mineral Exploration Division began to decline in the second half of fiscal year 2013, and have decreased 8% compared to last year, driven by the global mining expenditure slowdown. We anticipate revenues and profit will continue to decline in the first half of next fiscal year. Management has taken steps to reduce overhead costs, however certain expenses such as depreciation on previously acquired assets, were not reduced. The combination of lower activity levels and fixed overhead costs resulted in a decrease in pre-tax earnings for fiscal year 2013 of 26%.

During FY2013, we recorded impairment charges totaling $8.4 million for certain product lines which we concluded did not fit within our overall strategic direction. The amount included $2.9 million related to intangible assets, with the remainder consisting of adjustments to record tangible assets at an expected realizable value. Charges of $4.4 million were associated with the Water Resources Division, and $4.0 million were associated with specialty operations not included in our main operating divisions.

On May 30, 2012, the Company acquired the remaining 50% of Diberil Sociedad Anónima ("Diberil"), a Uruguayan company and parent company to Costa Fortuna (Brazil and Uruguay) for $18.5 million. Diberil, with operations in Sao Paulo, Brazil, and Montevideo, Uruguay, is one of the largest providers of specialty foundation and specialized marine geotechnical services in South America. In conjunction with the acquisition of the remaining 50% equity interest and recording the operation on a fully consolidated basis, the Company remeasured the previously held equity investment in Diberil to fair value and recognized a loss of $7.7 million during the second quarter. The fair value of the 50% noncontrolling interest was estimated to be $15.8 million at the time of the adjustment.

During the third quarter of fiscal year 2013, the Company completed the sale of the exploration and production assets of its Energy Division for $15.0 million, of which $13.5 million was received in the quarter. Results of the Energy Division were a loss on discontinued operations (net of tax) of $25.1 million for fiscal year 2013.

On December 6, 2012, Layne's Board of Directors approved the relocation of the Company's global corporate headquarters from Mission Woods, Kansas, to The Woodlands, a suburb of Houston. The move is expected to commence in spring 2013 and be completed by winter 2013. The move will involve most executive positions in Layne's corporate leadership, as well as certain other management and staff positions. Most senior executives from Layne's divisions will ultimately consolidate in the Houston headquarters. In connection with this relocation, the Company expects that it will incur pre-tax charges of approximately $14-$17 million, associated with personnel relocation, employee attrition and replacement, and office relocation and other costs. Expenses of $2.7 million related to the relocation were incurred in the fourth quarter of fiscal year 2013, with a substantial part of the remaining costs expected to be incurred in fiscal year 2014. Tax and other incentives totaling approximately $2.2 million are expected to be received over a ten year period from various state and local agencies.

Consolidated Review of Operations

The following table, which is derived from the Company's Selected Financial Data included in Item 6, presents, for the periods indicated, the percentage relationship which certain items reflected in the Company's results of operations bear to revenues and the percentage increase or decrease in the dollar amount of such items period-to-period.

	Fiscal Years Ended January 31,			Period-to-Period Change	
	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Revenues:					
Water Resources	**25.9 %**	24.7 %	24.9 %	1.4 %	10.3 %
Inliner	**12.4**	11.9	11.7	0.9	13.3
Heavy Civil	**25.9**	30.9	35.3	(19.1)	(2.7)
Geoconstruction	**12.4**	8.0	7.8	49.4	14.4
Water Infrastructure Group	**76.6**	75.5	79.7	(2.0)	5.4
Mineral Exploration	**22.9**	24.2	20.0	(8.3)	34.5
Other	**0.5**	0.3	0.3	39.5	31.2
Total net revenues	**100.0 %**	100.0 %	100.0 %	(3.3)	11.3
Cost of revenues	**(81.4) %**	(78.3) %	(77.6) %	0.5	12.2
Selling, general and administrative expenses	**(15.2)**	(14.8)	(14.0)	(0.6)	17.9
Depreciation and amortization	**(5.7)**	(5.0)	(4.5)	9.6	25.0
Impairment charges	**(0.8)**	(8.7)	-	*	*
Loss on remeasurement of equity method investment	**(0.7)**	-	-	*	*
Equity in earning of affiliates	**1.9**	2.2	1.3	(16.5)	87.4
Interest expense	**(0.4)**	(0.2)	(0.2)	82.8	47.9
Other income, net	**0.5**	0.9	0.1	(39.8)	1,764.7
(Loss) income from continuing operations	**(1.8)**	(3.9)	5.1	(55.8)	(185.5)
Income tax expense	**0.8**	(0.9)	(2.2)	(186.0)	(55.4)
Net (loss) income from continuing operations	**(1.0)**	(4.8)	2.9	(79.4)	(281.2)
Net (loss) income from discontinued operations	**(2.3)**	-	0.2	*	(102.3)
Net (loss) income	**(3.3)**	(4.8)	3.1	(32.3)	(268.4)
Net (loss) attributable to noncontrolling interests	**(0.1)**	(0.3)	(0.2)	(78.3)	81.3
Net (loss) income attributable to Layne	**(3.4) %**	(5.1) %	2.9 %	(34.6) %	(287.0) %

* = not meaningful

Revenues, equity in earnings of affiliates and income before income taxes pertaining to the Company's operating segments are presented below. Unallocated corporate expenses primarily consist of general and administrative functions performed on a company-wide basis and benefiting all operating segments. These costs include accounting, financial reporting, internal audit, safety, treasury, corporate and securities law, tax compliance, executive management and board of directors.

(in thousands)	Fiscal Years Ended January 31, 2013	2012	2011
Revenues			
Water Resources	**$ 278,529**	$ 274,556	$ 248,907
Inliner	**133,256**	132,108	116,566
Heavy Civil	**278,131**	343,760	353,304
Geoconstruction	**133,247**	89,210	77,969
Water Infrastructure Group	**823,163**	839,634	796,746
Mineral Exploration	**246,582**	268,909	199,946
Other	**5,879**	4,215	3,213
Total revenues	**$ 1,075,624**	$ 1,112,758	$ 999,905
Equity in earnings of affiliates			
Geoconstruction	**$ 3,872**	$ 3,345	$ 517
Mineral Exploration	**16,700**	21,302	12,636
Total equity in earnings of affiliates	**$ 20,572**	$ 24,647	$ 13,153
Income (loss) from continuing operations before income taxes			
Water Resources	**$ 4,426**	$ (5,967)	$ 17,377
Inliner	**9,936**	(13,236)	9,426
Heavy Civil	**(32,308)**	(61,649)	9,637
Geoconstruction	**517**	12,828	11,708
Water Infrastructure Group	**(17,429)**	(68,024)	48,148
Mineral Exploration	**45,969**	62,259	34,947
Other	**(7,445)**	(4,520)	(400)
Unallocated corporate expenses	**(36,009)**	(30,866)	(30,224)
Interest expense	**(4,309)**	(2,357)	(1,594)
Total (loss) income from continuing operations before income taxes	**$ (19,223)**	$ (43,508)	$ 50,877

Comparison of Fiscal Year 2013 (FY2013) to Fiscal Year 2012 (FY2012)

Revenues decreased $37.1 million, or 3.3% to $1,075.6 million, for FY2013, compared to $1,112.8 million for FY2012. A further discussion of results of operations by division is presented below.

Cost of revenues increased $4.7 million or 0.5% to $875.4 million (81.4% of revenues) for FY2013, compared to $870.7 million (78.3% of revenues) for FY2012. Margin pressures across most divisions, especially those exposed to the municipal sector, and higher than anticipated costs in our Heavy Civil business have increased cost of revenues as a percentage of revenues.

Selling, general and administrative expenses were $164.0 million for FY2013, compared to $164.9 million for FY2012. The decrease was a combination of several changes in cost. Last year we recorded a $3.7 million liability related to the investigation into the Foreign Corrupt Practices Act ("FCPA"), which has not changed. We had decreases in costs due to reductions in short and long term incentive compensation of $4.8 million and a reduction in operating taxes of $4.6 million primarily due to a favorable audit settlement. We had costs of $4.9 million from newly acquired operations, and increases of $5.1 million related to executive transition and other costs associated with the relocation of the corporate headquarters and $2.0 million in higher legal and professional fees.

Depreciation and amortization expenses were $61.4 million for FY2013, compared to $56.0 million for FY2012. The increase was primarily the result of $3.0 million of depreciation and amortization of assets acquired through the purchase of Diberil and increases associated with other equipment additions.

During the second quarter of FY2013, the Company acquired the remaining 50% interest in Diberil, a company previously accounted for on the equity method basis. In accordance with accounting guidance in moving the acquired company to a fully consolidated basis, the Company remeasured the previously held equity investment to fair value and recognized a non-cash loss of $7.7 million during the period.

During FY2013 we recorded impairment charges totaling $8.4 million for certain product lines which we concluded did not fit within our overall strategic direction. The amount included $2.9 million related to intangible assets, with the remainder consisting of adjustments to record tangible assets at an expected realizable value. Charges of $4.4 million were associated with the Water Resources Division, and $4.0 million were associated with specialty operations not included in our main operating divisions.

During the fourth quarter of FY2012, in connection with our annual assessment of the carrying value of goodwill and other intangibles, we recorded impairment charges totaling $96.6 million. The charges included $17.1 million associated with the Water Resources Division, $23.1 million associated with the Inliner Division, $53.7 million associated with the Heavy Civil Division and $2.7 million associated with our other businesses. The charges in the Heavy Civil Division include $9.2 million related to trade names, largely due to our corporate strategy decision in the fourth quarter to emphasize the Layne name for the Company's services worldwide, which resulted in our ceasing to use these trade names. The remainder of the charges in the Heavy Civil Division, and the charges in the other divisions, were to write-off substantially all of the goodwill associated with those divisions. The write-offs were a result of projected continued weakness in demand for construction projects that was greater and more persistent than originally anticipated, continuing projected weakness in the economy adversely affecting spending by government agencies and the resulting pressures on margins from increased competition from smaller competitors. The goodwill charge in Water Resources was also impacted by a shift in the corporate strategy in the fourth quarter to focus more on traditional water treatment services, resulting in the write-off of goodwill associated with acquired companies that had a heavy research and development focus. The tax effect of the impairment charges was a benefit of $12.5 million.

Equity in earnings of affiliates was $20.6 million for FY2013, compared to $24.6 million for FY2012. The equity earnings are comprised of earnings from Diberil prior to our acquisition of the remaining 50% interest, and from our mineral exploration affiliates in South America. Due to the purchase of the remaining 50% interest in Diberil on May 30, 2012, the operations of Diberil subsequent to the acquisition are consolidated and we are no longer recording equity in earnings for that entity. The decrease in equity earnings from our South American affiliates was a result of similar slowdowns in exploration activity by mining clients as we experienced in our wholly-owned operations.

Interest expense increased to $4.3 million for FY2013, compared to $2.4 million for FY2012. The increase was the result of increased borrowing on our revolving credit facilities to fund capital expenditures, acquisitions and working capital needs.

Other income, net for FY2013 consisted primarily of a combination of gains on sales of surplus equipment of $3.4 million, recognition of $1.0 million of previously deferred gain on the sale of an operating facility in California, and an adjustment of $0.5 million for the expected earnout liability on a prior acquisition.

An income tax benefit of $8.3 million was recorded for continuing operations for FY2013, compared to an expense for continuing operations of $9.6 million for FY2012. The Company had several items impacting the tax rate for FY2013. There was no tax benefit recorded on the previously disclosed loss associated with the equity investment in Diberil. Additionally, certain of the Company's tax years in the U.S. and foreign jurisdictions were closed with no adjustments, resulting in the reversal of previously established reserves for uncertain tax positions totaling $4.2 million. The effective tax rate for continuing operations for FY2013 excluding these items was 35.1%. For FY2012, the effective tax rate for continuing operations was impacted by the impairment charges. Excluding the impairment charges, the Company would have recorded an income tax expense of $22.1 million, an adjusted effective rate of 41.7%. The difference in the adjusted effective rate as compared to the prior year was primarily due to a change in the mix of domestic and foreign income along with the favorable tax treatment of equity in earnings of affiliates which are permanently reinvested.

Non-GAAP Financial Measures

The Company uses certain financial measures to assess performance which are not defined in generally accepted accounting principles (GAAP). These measures are included as a complement to results provided in accordance with GAAP because we believe these non-GAAP financial measures help us explain underlying performance trends in our business and provide useful information to both management and investors. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. These include the presentations of division income before certain charges and effective income tax rates excluding those charges.

Operating Segment Review of Operations

Water Resources Division

	Fiscal Years Ended January 31,	
(in thousands)	**2013**	2012
Revenues	**$278,529**	$274,556
Income before impairments and income taxes	**8,859**	11,117
Less: Impairment charges	**(4,433)**	(17,084)
Income (loss) before income taxes	**4,426**	(5,967)

Water Resources Division revenues increased $4.0 million, or 1.4%, for FY2013 compared to FY2012. The increase in revenues was due mainly to a project beginning in Ethiopia, better performance in the Southeast and Midwest Groups due to drought-related projects and revenues generated on contracts which have partially replaced revenues of $11.1 million from a large project in Afghanistan in the prior year.

Income (loss) before income taxes was heavily impacted by impairments in both FY2013 ($4.4 million) and FY2012 ($17.1 million). Income before income taxes for FY2012 included the recognition of a deferred gain on the sale of a facility in Fontana, California, of $5.4 million (as compared to $1.0 million in FY2013).

Apart from the impact of the impairments and deferred gain, income from the remaining activity for the division increased over a year ago due to steps being taken to control overhead costs and improve margins through diversity of the work being performed, including a water supply project being executed for a customer of our Mineral Exploration Division in Mexico.

The backlog in the Water Resources Division was $63.1 million as of January 31, 2013, compared to $102.7 million as of January 31, 2012. This decrease is primarily due to what we believe is a temporary slowdown in deep injection well drilling projects in Florida.

Inliner Division

	Fiscal Years Ended January 31,	
(in thousands)	**2013**	2012
Revenues	**$133,256**	$132,108
Income before impairments and income taxes	**9,936**	9,894
Less: Impairment charges	**-**	(23,130)
Income (loss) before income taxes	**9,936**	(13,236)

Inliner Division revenues increased $1.1 million, or 0.9%, for FY2013. The division has experienced some shifts in the geographic regions in which we generate revenues but overall steady activity levels, as well as increased sales of lining products to third party contractors.

Income (loss) before income taxes was heavily impacted by impairments in FY2012 ($23.1 million). Aside from the impairments, income before income taxes was basically flat with last year.

The backlog in the Inliner Division was $66.2 million as of January 31, 2013, compared to $80.4 million as of January 31, 2012.

Heavy Civil Division

	Fiscal Years Ended January 31,	
(in thousands)	**2013**	2012
Revenues	**$278,131**	$343,760
Loss before impairments and income taxes	**(32,308)**	(7,918)
Less: Impairment charges	**-**	(53,731)
Loss before income taxes	**(32,308)**	(61,649)

The overall decline in revenues for the Heavy Civil Division was primarily comprised of a decrease of $77.4 million for our plant construction work in FY2013, reflecting our focus on pursuing higher margin opportunities.

Higher than anticipated costs on legacy projects and the inability to cover administrative overhead costs with the lower activity levels have resulted in continuing losses for the division. As previously announced, management has been replaced in several of the division's offices and the division is focused on completing low margin legacy projects as expeditiously as possible, while securing new business with a higher associated profit potential and reducing overhead. Headcount in the division is 22.5% less than last year.

The backlog in the Heavy Civil Division was $395.7 million as of January 31, 2013, compared to $308.1 million as of January 31, 2012. The backlog at January 31, 2013, includes $85.5 million of remaining backlog for the previously announced project for Islamorada, Florida. The majority of the backlog for Islamorada is expected to proceed over the next two years, although a plant operating component could extend for multiple years.

Geoconstruction Division

(in thousands)	Fiscal Years Ended January 31, 2013	2012
Revenues	**$133,247**	$89,210
Income before income taxes	**517**	12,828
Equity in earnings of affiliates, included in above earnings	**3,872**	3,345

On May 30, 2012, the division acquired the remaining 50% of Diberil. The results of Diberil are reported on a consolidated basis from the date of acquisition, rather than on an equity basis as had been done previously. In accordance with accounting guidance in moving Diberil to a fully consolidated basis, we remeasured the previously held 50% non-controlling interest in Diberil to fair value and recognized a non-cash loss of $7.7 million during the second quarter of FY2013.

Including its consolidated and equity basis results, Diberil contributed $8.1 million of income before income taxes for FY2013, compared to $3.3 million for FY2012. Results at Diberil have improved over last year due to good performance on a river crossing project in the Amazon.

Geoconstruction Division revenues increased $44.0 million for FY2013, which reflected revenues from Diberil of $31.6 million; no comparable amounts were recorded last year. Also leading to higher revenue was progress on ground stabilization projects in Washington D.C., Florida, New York and Indiana, offset by reduced revenues from a large dam stabilization project from the prior year which is winding down.

Income before income taxes decreased $12.3 million for FY2013 compared to the prior year. The decrease includes the non-cash loss of $7.7 million on the remeasurement of the equity investment in Diberil during the second quarter. While we have been able to replace the revenue from the dam stabilization project noted above, the margins on these new projects have been less, resulting in decreased operating results. These decreases were partially offset by the Diberil operating results as discussed above. We are pursuing significant change orders on several projects, which have not been recognized in our estimates as they are not yet approved. If we are successful in obtaining approval, they will have a favorable impact in the period in which they are recognized.

The backlog in the Geoconstruction Division was $41.5 million as of January 31, 2013, compared to $47.3 million as of January 31, 2012.

Mineral Exploration Division

(in thousands)	Fiscal Years Ended January 31, 2013	2012
Revenues	**$246,582**	$268,909
Income before income taxes	**45,969**	62,259
Equity in earnings of affiliates, included in above earnings	**16,700**	21,302

Mineral Exploration Division revenues decreased $22.3 million, or 8.3%, for FY2013 as compared to last year. The decline in revenues was primarily in Africa ($14.3 million), Canada ($11.4 million), and Australia ($6.8 million), offset partially by an increase of $11.5 million in revenues in Mexico. The declines in Africa and Australia reflect recent cut backs on exploration programs by our customers as they adjust to world economic changes and, in some cases, work through the integration of large acquisitions. The decline in Canada is due to shifting most of our equipment in Canada to opportunities with better profit potential in Mexico and Brazil.

Income before income taxes decreased $16.3 million, or 26.2%, for FY2013 as compared to last year. The division had improved earnings in some locations and favorable reductions in legal expenses; however was not able to offset the impact of the overall decreases in revenues noted above. Management has taken steps to react to the lower revenue levels; however, certain overhead expenses and depreciation on previously acquired assets could not be reduced in the short term. The combination of the lower activity levels and fixed overhead costs produced the earnings decline during the year.

Equity in earnings from our affiliates in South America was also impacted during FY2013 by slowdowns in mineral exploration activity, as well as by a temporary mine shutdown by one of our clients earlier in the year.

Other

(in thousands)	Fiscal Years Ended January 31, 2013	2012
Revenues	**$5,879**	$4,215
Loss before impairments and income taxes	**(3,447)**	(1,886)
Less: Impairment charges	**(3,998)**	(2,634)
Loss before income taxes	**(7,445)**	(4,520)

Other revenues and losses before income taxes are primarily from our Layne Energy Services initiative of expanding water related services to the energy markets. The increased loss before income taxes in FY2013 is due to impairment charges of $4.0 million taken related to non-core product lines and severance costs to replace certain senior executives.

Unallocated Corporate Expenses

Corporate expenses not allocated to individual divisions, primarily included in selling, general and administrative expenses, were $36.0 million for FY2013, compared to $30.9 million for FY2012. The increase is primarily due to $5.1 million related to executive transition and other costs associated with the relocation of the corporate headquarters and $2.2 million in higher legal and professional fees, offset by $2.3 million reductions in short and long term incentive compensation.

Comparison of Fiscal Year 2012 (FY2012) to Fiscal Year 2011 (FY2011)

Revenues increased $112.9 million or 11.3% to $1,112.8 million for FY2012, compared to $999.9 million for FY2011. Strong activity levels were displayed across all Mineral Exploration Division locations with the largest increases in Africa, the Western U.S. and Mexico. A further discussion of results of operations by division is presented below.

Cost of revenues increased $94.3 million or 12.2% to $870.7 million (78.3% of revenues) for FY2012, compared to $776.4 million (77.6% of revenues) for FY2011. The increase as a percentage of revenues was primarily due to cost overruns and project delays in our Heavy Civil business in the second half of the year and margin pressures in our Heavy Civil and Water Resources businesses due to the continuing weakness in municipal spending.

Selling, general and administrative expenses were $164.9 million for FY2012, compared to $139.9 million for FY2011. In the fourth quarter, we recorded a $3.7 million liability related to the investigation into the Foreign Corrupt Practices Act ("FCPA"). The remaining increase was primarily due to additional expenses of $4.3 million from acquired operations, $5.1 million in increased compensation costs, costs of $4.8 million associated with the transition of the chief executive officer and other executives, $4.7 million in increased legal and professional fees and $2.5 million in increased travel expenses. The increases were partially offset by a decrease in consulting services of $2.4 million due to higher costs in FY2011 associated with systems implementation and merger and acquisition projects.

Depreciation and amortization expenses were $56.0 million for FY2012, compared to $44.8 million for FY2011. The increase was primarily the result of increases in assets from acquisitions and property additions.

During the fourth quarter of FY2012, in connection with our annual assessment of the carrying value of goodwill and other intangibles, we recorded impairment charges totaling $96.6 million. The charges included $17.1 million associated with the Water Resources Division, $23.1 million associated with the Inliner Division, $53.7 million associated with the Heavy Civil Division and $2.7 million associated with our other businesses. The charges in the Heavy Civil Division include $9.2 million related to trade names, largely due our corporate strategy decision in the fourth quarter to emphasize the Layne name for the Company's services worldwide, which will result in our ceasing to use these trade names. The remainder of the charges in the Heavy Civil Division, and the charges in the other divisions, are to write-off substantially all of the goodwill associated with those divisions. The write-offs are a result of projected continued weakness in demand for construction projects that is greater and more persistent than originally anticipated, continuing projected weakness in the economy adversely affecting spending by government agencies and the resulting pressures on margins from increased competition from smaller competitors. The goodwill charge in Water Resources was also impacted by a shift in the corporate strategy in the fourth quarter to focus more on traditional water treatment services, resulting in the write-off of goodwill associated with acquired companies that had a heavy research and development focus. The tax effect of the impairment charges was a benefit of $12.5 million.

Equity in earnings of affiliates was $24.6 million for FY2012, compared to $13.2 million for FY2011. The increase reflects the impact of an improved minerals exploration market in Latin America, primarily for gold and copper in Chile and Peru as well as a full year of operations from our Geoconstruction affiliate in Brazil.

Interest expense increased to $2.4 million for FY2012, compared to $1.6 million for FY2011. The increase was the result of increased borrowing on our revolving credit facilities to fund operations.

Other income, net for FY2012 consisted primarily of a gain of $5.4 million (inclusive of $0.4 million amortization of deferred gain) on the sale of a facility in California, a gain of $1.0 million on the sale of certain investment securities in Australia and gains of $2.9 million on the sale of other equipment.

The Company recorded income tax expense of $9.6 million (on a loss before income taxes of $43.5 million, resulting in an effective rate of negative 22.0%) for FY2012, compared to expense of $21.6 million (an effective rate of 42.4%) for FY2011. Excluding the impact of the impairment charges, for FY2012, the Company would have recorded income tax expense of $22.5 million (an adjusted effective rate of 41.6%). The adjusted effective rate for the current year was lower than the effective rate for the prior year due to the continued increase in the equity earnings of affiliates as a percentage of income before income taxes. As a substantial part of the non-dividend portion of these earnings is considered indefinitely re-invested, it tends to lower our effective tax rate.

Operating Segment Review of Operations

Water Resources Division

	Fiscal Years Ended January 31,	
(in thousands)	2012	2011
Revenues	$274,556	$248,907
Income before impairments and income taxes	11,117	17,377
Less: Impairment charges	(17,084)	-
(Loss) income before income taxes	(5,967)	17,377

At our Water Resources Division, revenue levels were up across all product lines, particularly water supply, repair and installation services and our deep wastewater injection well work for power companies in the Florida market. The increases were partially offset by a decline of $12.1 million from our water supply project in Afghanistan which was substantially completed early in the year.

Income before impairments and income taxes included a gain of $5.4 million (including $0.4 million amortization of deferred gain) on the sale of a facility in Fontana, California. The decrease was primarily attributable to a decline of $9.4 million from our Afghanistan project which has not been fully replaced, lower margins on municipal bid work and by losses in our water treatment operations. We expect profit margins for projects in the municipal sector to remain under pressure for at least the next year.

The backlog in the Water Resources Division was $102.7 million as of January 31, 2012, compared to $107.3 million as of January 31, 2011.

Inliner Division

	Fiscal Years Ended January 31,	
(in thousands)	2012	2011
Revenues	$132,108	$116,566
Income before impairments and income taxes	9,894	9,426
Less: Impairment charges	(23,130)	-
(Loss) income before income taxes	(13,236)	9,426

Inliner Division revenues increased primarily due to the impact of acquired operations, which contributed revenues of $14.2 million.

The increase in income before impairments and income taxes was largely due to improved margins, particularly in the southeast U.S. The acquired operations are being transitioned into the division and were not large contributors to earnings.

The backlog in the Inliner Division was $80.4 million as of January 31, 2012, compared to $62.9 million as of January 31, 2011.

Heavy Civil Division

(in thousands)	Fiscal Years Ended January 31, 2012	2011
Revenues	$343,760	$353,304
(Loss) income before impairments and income taxes	(7,918)	9,637
Less: Impairment charges	(53,731)	-
(Loss) income before income taxes	(61,649)	9,637

The decreases in Heavy Civil Division revenues were due to slight revenue declines across most of our operations as the division encountered greater competition. Our expansion into the southwestern U.S. continued, contributing revenues of $23.3 million.

The decline in income before impairments and income taxes reflect the impact of extensive project delays and cost overruns, as well as margin pressures on municipal bid projects. We have made operational and overhead changes to curtail the losses, including terminating certain project managers, reducing administrative staff and changing our bidding practices, but we expect low margins and bidding pressures to continue to hold earnings to near breakeven for calendar 2012.

The backlog in the Heavy Civil Division was $308.1 million as of January 31, 2012, compared to $358.2 million as of January 31, 2011. The decline is partially due to our efforts to increase our bid margins and reduce the levels of low margin projects.

Geoconstruction Division

(in thousands)	Fiscal Years Ended January 31, 2012	2011
Revenues	$89,210	$77,969
Income before income taxes	12,828	11,708
Equity in earnings of affiliates, included in above earnings	3,345	517

Revenues include a full year of operations for Bencor, acquired at the end of the third quarter of FY2011. Revenue in our other operations was down, due in large part to time spent reallocating our resources following the completion of large projects in New Orleans and San Francisco.

Income before income taxes was primarily attributable to an increase of $7.3 million from acquired operations and to $2.8 million increased equity earnings from our affiliates.

The backlog in the Geoconstruction Division was $47.3 million as of January 31, 2012, compared to $58.4 million as of January 31, 2011.

Mineral Exploration Division

(in thousands)	Fiscal Years Ended January 31, 2012	2011
Revenues	$268,909	$199,946
Income before income taxes	62,259	34,947
Equity in earnings of affiliates, included in above earnings	21,302	12,636

Mineral Exploration revenues increased due to high activity levels across all locations, and were particularly strong in Mexico, southern Africa and the southwest U.S.

The increase in income before income taxes resulted primarily from a combination of high activity levels and continued improvement in pricing in substantially all of our operations, as well as equity earnings from our affiliates in Latin America. Although they slowed in the fourth quarter due to project start-up expenses and other delays at certain mine site locations, our partners had their strongest year ever, with significant increases at copper mine sites in Chile. The increases were partially offset by increased legal and professional expenses related to the FCPA investigation of $3.8 million, and by the accrual of $3.7 million for the FCPA investigation in the fourth quarter.

Other

(in thousands)	Fiscal Years Ended January 31, 2012	2011
Revenues	$4,215	$3,213
Loss before impairments and income taxes	(1,886)	(400)
Less: Impairment charges	(2,634)	-
Loss before income taxes	(4,520)	(400)

Other revenues increased primarily as a result of increased revenues of $1.6 million from our energy services operations. The increase in loss before impairments and income taxes resulted primarily from acquisition integration related costs.

Unallocated Corporate Expenses

Corporate expenses not allocated to individual divisions, primarily included in selling, general and administrative expenses, were $30.9 million for FY2012, compared to $30.2 million for FY2011. FY2012 expenses include $4.0 million related to the transition of the chief executive officer and other executives. The remaining decrease from last year includes reductions of $2.4 million in consulting costs for systems implementation and merger and acquisition projects, and $2.1 million in incentive compensation expenses.

Fluctuation in Quarterly Results

The Company historically has experienced fluctuations in its quarterly results arising from the timing of the award and completion of contracts, the recording of related revenues and unanticipated additional costs incurred on projects. The Company's revenues on large, long-term contracts are recognized on a percentage of completion basis for individual contracts based upon the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenues and gross profit in the reporting period when such estimates are revised. Changes in job performance, job conditions and estimated profitability (including those arising from contract penalty provisions) and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. A significant number of the Company's contracts contain fixed prices and assign responsibility to the Company for cost overruns for the subject projects; as a result, revenues and gross margin may vary from those originally estimated and, depending upon the size of the project, variations from estimated contract performance could affect the Company's operating results for a particular quarter. Many of the Company's contracts are also subject to cancellation by the customer upon short notice with limited or no damages payable to the Company. In addition, adverse weather conditions, natural disasters, force majeure and other similar events can curtail Company operations in various regions of the world throughout the year, resulting in performance delays and increased costs. Moreover, the Company's domestic drilling and construction activities and related revenues and earnings tend to decrease in the winter months when adverse weather conditions interfere with access to project sites; as a result, the Company's revenues and earnings in its second and third quarters tend to be higher than revenues and earnings in its first and fourth quarters. Accordingly, as a result of the foregoing as well as other factors, quarterly results should not be considered indicative of results to be expected for any other quarter or for any full fiscal year. See the Company's consolidated financial statements and notes thereto.

Inflation

Management does not believe that the Company's operations for the periods discussed have been significantly adversely affected by inflation or changing prices from its suppliers.

Liquidity and Capital Resources

Management exercises discretion regarding the liquidity and capital resource needs of its reportable segments. This includes the ability to prioritize the use of capital and debt capacity, to determine cash management policies and to make decisions regarding capital expenditures. The Company's primary source of liquidity has historically been cash from operations, supplemented by borrowings under its credit facilities.

The Company's working capital as of January 31, 2013 and 2012 was $125.1 million and $136.4 million, respectively. The Company's cash and cash equivalents as of January 31, 2013 were $27.2 million, compared to $41.9 million as of January 31, 2012. The Company believes that it will have sufficient cash from operations and access to credit facilities to meet its operating cash requirements, make required debt payments, and fund its capital expenditures. Funding for potential acquisitions will be evaluated based on the particular facts and circumstances of the opportunity.

Of our cash and cash equivalents, amounts held by foreign subsidiaries as of January 31, 2013 were $14.2 million, compared to $22.7 million as of January 31, 2012. Repatriation of cash balances from some of the Company's foreign subsidiaries could result in withholding taxes in the local jurisdictions. Restrictions on the transfer of foreign cash and cash equivalents have not significantly impacted the Company's overall liquidity. We continue to monitor developments in the foreign countries in which we operate for changes in currency regulation. In that regard, certain countries in Africa will begin to require companies to transact in local currency rather than the U.S. dollar. We are assessing any necessary changes in our operations in response to these changes, but do not believe the new requirements will significantly impact our liquidity.

Subsequent to year end, the Company was notified that one of its banks had restricted access to all funds over a certain dollar amount and has also received information that the bank may be ceasing operations. The Company is in the process of engaging local legal counsel to assist in recovering its funds. At this time the Company is not able to estimate the amount of funds, if any, which it will be unable to recover. At the time of closure, the Company held $2.9 million in the closed facility. See Note 19.

The Company maintains an unsecured $300 million revolving credit facility (the "Credit Agreement") which extends to March 25, 2016, as well as a private shelf agreement (the "Shelf Agreement") whereby it can issue $150 million in unsecured notes. The Shelf Agreement extends to July 8, 2021. No unsecured notes have been issued under the Shelf Agreement as of January 31, 2013.

On January 31, 2013, there were letters of credit of $22.3 million and borrowings of $95.0 million outstanding under the Credit Agreement resulting in available capacity of $182.7 million.

The Company's Shelf Agreement and Credit Agreement each contain certain covenants including restrictions on the incurrence of additional indebtedness and liens, investments, acquisitions, transfer or sale of assets, transactions with affiliates and payment of dividends. These provisions generally allow such activity to occur, subject to specific limitations and continued compliance with financial maintenance covenants. Significant financial maintenance covenants are a fixed charge coverage ratio and a maximum leverage ratio. Covenant levels and definitions are generally consistent between the two agreements.

The financial covenants are based on defined terms included in the agreements, such as adjusted EBITDA and adjusted EBITDAR. Compliance with the financial covenants is required on a quarterly basis, using the most recent four fiscal quarters. Adjusted EBITDA is generally defined as consolidated net income excluding discontinued operations, net interest expense, provision for income taxes, gains or losses from extraordinary items, gains or losses from the sale of capital assets, non-cash items including depreciation and amortization, and share-based compensation. Equity in earnings of affiliates is included only to the extent of dividends or distributions received. Adjusted EBITDAR is defined as adjusted EDITDA, plus rent expense. All of these measures are considered non-GAAP financial measures and are not intended to be in accordance with accounting principles generally accepted in the United States.

The Company's minimum fixed charge coverage ratio covenant is the ratio of adjusted EBITDAR to the sum of fixed charges. Fixed charges consist of rent expense, interest expense, and principal payments of long-term debt. The Company's leverage ratio covenant is the ratio of total funded indebtedness to adjusted EBITDA. Total funded indebtedness generally consists of outstanding debt, capital leases, asset retirement obligations and escrow liabilities.

As of January 31, 2013 and 2012, the Company's actual and required covenant levels under the existing agreements were as follows:

	Actual 2013	**Required 2013**	Actual 2012	Required 2012
Minimum fixed charge coverage ratio	**2.57**	**1.50**	2.98	1.50
Maximum leverage ratio	**1.99**	**3.00**	0.78	3.00

The Company was in compliance with all of its financial covenants as of January 31, 2013. However, if the recent weakness in our markets and our operations continues, we may not be in compliance with our ratio of total debt to adjusted EBITDA in future periods. We believe we have alternative actions within our control which could be taken to enhance our ability to remain in compliance. If we were to fail to continue to meet our ratio of total debt to adjusted EBITDA or any of our other loan covenants in the future, we would pursue bank waivers of compliance and amend our revolving credit facility to allow us to become compliant.

Operating Activities

Cash provided by operating activities was $24.8 million, $15.7 million and $68.9 million for FY2013, FY2012 and FY2011, respectively. The primary drivers for our cash from operating activities are our results of operations and our management of working capital levels. Working capital, excluding debt, was $137.9 million at January 31, 2013, and $143.9 million at January 31, 2012.

Working capital decreased during FY2013, particularly in the fourth quarter, as our revenue levels have declined and due to collection efforts. The declines were offset to an extent by inventory levels which increased, primarily due to large material purchases for two projects.

Investing Activities

The Company's capital expenditures of $77.5 million for FY2013 were split between $75.8 million to maintain and upgrade its equipment and facilities and $1.7 million spent on the Company's unconventional natural gas exploration and production prior to its sale in the third quarter. This compares to equipment spending of $66.9 million and natural gas exploration and production spending of $3.9 million for FY2012. The spending in FY2012 included $9.7 million to purchase and prepare a new facility in California. The Company's remaining capital expenditures for continuing operations in FY2013 and FY2012 were primarily spent on maintaining and upgrading our equipment and facilities. For FY2013, the Company received $6.2 million in proceeds from disposals of property and equipment, compared to proceeds of $14.1 million for FY2012. FY2012 included proceeds of $9.0 million from the sale of a facility in California.

During FY2013, the Company invested $17.5 million, net of cash acquired, for the acquisition of the remaining 50% of Diberil, as well as invested $0.9 million to acquire 100% of the stock of Fursol Informatica S.r.l. (Fursol). An additional $0.1 million will be paid for Fursol on October 4, 2013 pursuant to the terms of the purchase agreement. This compares to acquisition related spending of $8.9 million for FY2012. The Company intends to continue to evaluate acquisition opportunities to enhance its existing service offerings and to expand our geographic market.

Financing Activities

During FY2013, FY2012 and FY2011, the Company had net borrowings of $43.6 million, $55.2 million and $3.0 million under its credit facilities. Borrowings were primarily used to fund the Company's capital expenditures, acquisitions, and working capital needs. The Company made scheduled debt payments on its Senior Notes of $6.7 million in FY2012 and $20.0 million in FY2011.

During FY2013 and FY2012, the Company distributed $4.2 million and $2.2 million to its non-controlling interest partners as either distributions of joint project income or, in the case of a Mineral Exploration subsidiary in Brazil, to buy out the non-controlling interest.

Contractual Obligations and Commercial Commitments

The Company's contractual obligations and commercial commitments as of January 31, 2013, are summarized as follows:

(in thousands)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Contractual obligations and other commercial commitments:					
Credit agreement	$95,000	$-	$-	$95,000	$-
Notes payable	11,676	$11,586	$90	-	-
Operating leases	16,429	6,295	6,522	3,612	-
Capitalized leases (including interest)	3,645	1,640	2,005	-	-
Supplemental retirement benefits	5,644	339	1,017	678	$3,610
Software financing obligations	432	432	-	-	-
Income tax uncertainties	5,913	5,913	-	-	-
Total contractual obligations	138,739	26,205	9,634	99,290	3,610
Standby letters of credit	22,273	22,273	-	-	-
Total contractual obligations and commercial commitments	$161,012	$48,478	$9,634	$99,290	$3,610

The Company expects to meet its cash contractual obligations in the ordinary course of operations, and that the standby letters of credit will be renewed in connection with its annual insurance renewal process. Interest is payable on the Credit Agreement at variable interest rates equal to, at the Company's option, a LIBOR rate plus 1.25% to 2.25%, or a base rate, as defined in the Credit Agreement plus up to 1.25%, each depending on the Company's leverage ratio. (See Note 7 of the notes to consolidated financial statements) Interest payments on the Credit Agreement are uncertain due to the variable interest rates and fluctuations in the outstanding balance, and accordingly have not been included in the table above.

The Company has income tax uncertainties in the amount of $15.8 million at January 31, 2013, that are classified as non-current on the Company's balance sheet as resolution of these matters is expected to take more than a year. The ultimate timing of resolution of these items is uncertain, and accordingly the amounts have not been included in the table above.

The Company incurs additional obligations in the ordinary course of operations. These obligations, including but not limited to income tax payments, are expected to be met in the normal course of operations.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discuss the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our accounting policies are more fully described in Note 1 of the notes to consolidated financial statements, located in Item 8 of this Form 10-K. We believe that the following represent our more critical estimates and assumptions used in the preparation of our consolidated financial statements, although not all inclusive.

Revenue Recognition – Revenues are recognized on large, long-term construction contracts meeting the criteria of Accounting Standards Codification ("ASC") Topic 605-35 "Construction-Type and Production-Type Contracts" ("ASC Topic 605-35"), using the percentage-of-completion method based upon the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenues in the reporting period when such estimates are revised. The nature of accounting for contracts is such that refinements of the estimating process for changing conditions and new developments are continuous and characteristic of the process. Many factors can and do change during a contract performance period which can result in a change to contract profitability from one financial reporting period to another. Some of the factors that can change the estimate of total contract revenue and cost include differing site conditions (to the extent that contract remedies are unavailable), the availability of skilled contract labor, the performance of major material suppliers, the performance of major subcontractors, unusual weather conditions and unexpected changes in material costs. These factors may result in revision to costs and income and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted construction contracts are made in the period in which such losses are determined. Because the Company has many contracts in process at any given time, these changes in estimates can offset each other minimizing the impact on overall profitability. However, large changes in cost estimates on larger, more complex construction projects can have a material impact on the Company's financial statements and are reflected in results of operations when they become known. These changes should be appropriate, timely and adequately supported. These changes include changes in expected cost of materials, labor, productivity, weather, changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions, change orders and final contract settlements, and other factors, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

As allowed by ASC Topic 605-35, revenue is recognized on smaller, short-term construction contracts using the completed contract method.

Contracts for the Company's mineral exploration drilling services are billable based on the quantity of drilling performed. Thus, revenues for these drilling contracts are recognized on the basis of actual footage or meterage drilled.

Revenues for direct sales of equipment and other ancillary products not provided in conjunction with the performance of construction contracts are recognized at the date of delivery to, and acceptance by, the customer. Provisions for estimated warranty obligations are made in the period in which the sales occur. Revenues for the sale of oil and gas by the Company's discontinued Energy Division were recognized on the basis of volumes sold at the time of delivery to an end user or an interstate pipeline, net of amounts attributable to royalty or working interest holders.

The Company's revenues are presented net of taxes imposed on revenue-producing transactions with its customers, such as, but not limited to, sales, use, value-added and some excise taxes.

Goodwill – The Company's impairment evaluation for goodwill is conducted annually or more frequently if events or changes in circumstances indicate that an asset might be impaired. The evaluation for impairment is conducted at the reporting unit level. The Company's reporting units are the same as its operating segments. The evaluation is performed by using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

We consider both a market approach and an income approach in estimating the fair value of each reporting unit in our analysis. The market approach may include use of the guideline transaction method, the guideline company method, or both. The guideline transaction method makes use of available transaction price data of companies engaged in the same or similar lines of business as the respective reporting unit. The guideline company method uses market multiples of publically traded companies with operating characteristics similar to the respective reporting unit. The income approach uses projections of each reporting unit's estimated cash flows discounted using a weighted average cost of capital that reflects current market conditions. We also compare the aggregate fair value of our reporting units to our market capitalization plus a control premium.

The more significant assumptions used in the income approach, which are subject to change as a result of changing economic and competitive conditions, are as follows:

- Anticipated future cash flows and long-term growth rates for each reporting unit. The income approach to determining fair value relies on the timing and estimates of future cash flows, including an estimate of long-term growth rates. The projections use management's estimates of economic and market conditions over the projected period including growth rates in sales and estimates of expected changes in operating margins. The Company's projections of future cash flows are subject to change as actual results are achieved that differ from those anticipated. Actual results could vary significantly from estimates.
- Selection of an appropriate discount rate. The income approach requires the selection of an appropriate discount rate, which is based on a weighted-average cost of capital analysis. The discount rate is subject to changes in short-term interest rates and long-term yield as well as variances in the typical capital structure of marketplace participants in our industry. The discount rate is determined based on assumptions that would be used by marketplace participants, and for that reason, the capital structure of selected marketplace participants was used in the weighted-average cost of capital analysis. Given the current volatile economic conditions, it is possible that the discount rate could change.

A change in events or circumstances, a change in strategic direction, or a change in the competitive or economic environment could adversely affect the fair value of one or more reporting units. If additional goodwill or other intangibles on the consolidated balance sheet become impaired during a future period, the resulting impairment charge could have a material impact on our results of operations and financial condition. As of January 31, 2013, the book value of the Company's intangible assets, net of amortization, was $8.8 million and goodwill totaled $23.6 million. Of the goodwill amount, $14.6 million is recorded within the Geoconstruction reporting unit and $8.9 million is recorded within the Inliner reporting unit.

As of our annual valuation date, the fair value of the Geoconstruction and Inliner reporting units exceed their carrying value by 19% and 63%, respectively. A decrease in the fair value of these reporting units, holding all other variables constant, could result in incremental goodwill impairment. As of our valuation date, an increase in the discount rates used in the income approach for Geoconstruction from the 13% rate used to 16%, and for Inliner from 11.5% to 15.5%, would reduce the estimated fair value under the income approach to equal the carrying value.

Other Long-lived Assets – Long-lived assets, including amortizable intangible assets and the Company's gas transportation facilities and equipment, are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include but are not limited to the following:

- significant underperformance of our assets;
- significant changes in the use of the assets; and
- significant negative industry or economic trends.

Based on declines in operating performance during FY2013 and FY2012 in our Heavy Civil Division, and in the fourth quarter of FY2013 in our Mineral Exploration Division, we have reviewed the recoverability of the asset values of our equipment during each of the periods. No impairments were indicated by such analyses.

Accrued Insurance Expense – The Company maintains insurance programs where it is responsible for a certain amount of each claim up to a retention limit. Estimates are recorded for health and welfare, property and casualty insurance costs that are associated with these programs. These costs are estimated based on actuarially determined projections of future payments under these programs. Should a greater amount of claims occur compared to what was estimated or medical costs increase beyond what was anticipated, reserves recorded may not be sufficient and additional costs could be required.

Costs estimated to be incurred in the future for employee health and welfare benefits, property, workers' compensation and casualty insurance programs resulting from claims which have occurred are accrued currently. Under the terms of the Company's agreement with the various insurance carriers administering these claims, the Company is not required to remit the total premium until the claims are actually paid by the insurance companies. These costs are not expected to significantly impact liquidity in future periods.

Income Taxes – Income taxes are provided using the asset/liability method, in which deferred taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. The company reviews deferred tax assets for recoverability on a jurisdictional basis. In assessing the need for a valuation allowance, the company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. Accounting guidance states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. In preparing future taxable income projections, the company considers the periods in which future reversals of existing taxable and deductible temporary differences are likely to occur, future taxable income, taxable income available in prior carry back years, and the availability of tax-planning strategies when determining the realizability of recorded deferred tax assets. Provision for U.S. income taxes on undistributed earnings of foreign subsidiaries and affiliates is made only on those amounts in excess of funds considered to be invested indefinitely.

The Company's estimate of uncertainty in income taxes is based on the framework established in the accounting for income taxes guidance. This guidance addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

For tax positions that meet this recognition threshold, the Company applies judgment, taking into account applicable tax laws and experience in managing tax audits and relevant accounting guidance, to determine the amount of tax benefits to recognize in the financial statements. For each uncertain position, the difference between the benefit realized on our tax return and the benefit reflected in the financial statements is recorded as a liability in the consolidated balance sheet. This liability is updated at each financial statement date to reflect the impacts of audit settlements and other resolution of audit issues, expiration of statutes of limitation, developments in tax law and ongoing discussions with taxing authorities.

Litigation and Other Contingencies – The Company is involved in litigation incidental to its business, the disposition of which is not expected to have a material effect on the Company's financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company's assumptions related to these proceedings. In accordance with U.S. generally accepted accounting principles, we record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. To the extent additional information arises or the Company's strategies change, it is possible that the Company's estimate of its probable liability in these matters may change.

New Accounting Pronouncements – See Note 17 of the notes to consolidated financial statements for a discussion of new accounting pronouncements and their impact on the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The principal market risks to which the Company is exposed are interest rate risk on variable rate debt and foreign exchange rate risk that could give rise to translation and transaction gains and losses.

Interest Rate Risk

The Company centrally manages its debt portfolio considering overall financing strategies and tax consequences. A description of the Company's debt is included in Note 7 of the notes to consolidated financial statements of this Form 10-K. As of January 31, 2013 an instantaneous change in interest rates of one percentage point would impact the Company's annual interest expense by approximately $1.0 million.

Foreign Currency Risk

Operating in international markets involves exposure to possible volatile movements in currency exchange rates. Currently, the Company's primary international operations are in Australia, Africa, Mexico, Canada, Brazil and Italy. The operations are described in Notes 1 and 3 to the consolidated financial statements. The Company's affiliates also operate in South America and Mexico (see Note 3 of the notes to consolidated financial statements). The majority of the Company's contracts in Africa and Mexico are U.S. dollar-based, providing a natural reduction in exposure to currency fluctuations. The Company may also utilize various hedge instruments, primarily foreign currency option contracts, to manage the exposures associated with fluctuating currency exchange rates. As of January 31, 2013, the Company did not have any outstanding foreign currency option contracts.

As currency exchange rates change, translation of the income statements of the Company's international operations into U.S. dollars may affect year-to-year comparability of operating results. We estimate that a 10% change in foreign exchange rates would impact income before income taxes by approximately $0.3 million, $0.2 million and $0.4 million for the years ended January 31, 2013, 2012 and 2011, respectively. This represents approximately 10% of the income before income taxes of international businesses after adjusting for primarily U.S. dollar-based operations. This quantitative measure has inherent limitations, as it does not take into account any governmental actions, changes in customer purchasing patterns or changes in the Company's financing and operating strategies.

Foreign exchange gains and losses in the Company's consolidated results of operations reflect transaction gains and losses and translation gains and losses from the Company's Mexican and African operations which use the U.S. dollar as their functional currency. Net foreign exchange losses for the years ended January 31, 2013, 2012 and 2011, were $0.5 million, $0.3 million and $0.5 million, respectively.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements and Financial Statement Schedules

All other schedules have been omitted because they are not applicable or not required as the required information is included in the consolidated financial statements of the Company or the notes thereto.

Statement of Management Responsibility

The consolidated financial statements of Layne Christensen Company and subsidiaries (the "Company") have been prepared in conformity with accounting principles generally accepted in the United States. The integrity and objectivity of the data in these financial statements are the responsibility of management, as is all other information included in the Annual Report on Form 10-K. Management believes the information presented in the Annual Report is consistent with the financial statements, and the financial statements do not contain material misstatements due to fraud or error. Where appropriate, the financial statements reflect management's best estimates and judgments.

Management is also responsible for maintaining a system of internal accounting controls with the objectives of providing reasonable assurance that the Company's assets are safeguarded against material loss from unauthorized use or disposition, and that authorized transactions are properly recorded to permit the preparation of accurate financial data. However, limitations exist in any system of internal controls based on recognition that the cost of the system should not exceed its benefits. The Company believes its system of accounting controls, of which its internal auditing function is an integral part, accomplishes the stated objectives.

The Audit Committee of the Board of Directors, composed of outside directors, meets periodically with management, the Company's independent registered public accountants and internal auditors to review matters related to the Company's financial statements, internal audit activities, internal accounting controls and non-audit services provided by the independent accountants. The independent registered public accountants and internal auditors have full access to the Audit Committee and meet with it, both with and without management present, to discuss the scope and results of their audits, including internal controls, audit and financial matters.

/s/Rene J. Robichaud

Rene J. Robichaud
President and
Chief Executive Officer

/s/Jerry W. Fanska

Jerry W. Fanska
Senior Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Layne Christensen Company
Mission Woods, Kansas

We have audited the accompanying consolidated balance sheets of Layne Christensen Company and subsidiaries (the "Company") as of January 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2013. Our audits also included the financial statement schedule listed in the Index at Item 8. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Layne Christensen Company and subsidiaries at January 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 31, 2013, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2013, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/Deloitte & Touche LLP

Kansas City, Missouri
April 16, 2013

LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands)	January 31, 2013	January 31, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 27,242**	$ 41,916
Customer receivables, less allowance of $7,827 and $8,141, respectively	**145,890**	162,043
Costs and estimated earnings in excess of billings on uncompleted contracts	**101,960**	107,295
Inventories	**49,913**	35,392
Deferred income taxes	**25,200**	21,895
Income taxes receivable	**6,809**	4,137
Restricted deposits-current	**-**	3,143
Other	**24,809**	16,968
Total current assets	**381,823**	392,789
Property and equipment:		
Land	**17,505**	17,155
Buildings	**40,621**	41,159
Machinery and equipment	**534,849**	478,896
Gas transportation facilities and equipment	**-**	40,995
Oil and gas properties, including unevaluated mineral interests excluded from amortization of $6,185	**-**	102,251
Mineral interests in oil and gas properties	**-**	21,374
	592,975	701,830
Less - Accumulated depreciation and depletion	**(326,435)**	(424,473)
Net property and equipment	**266,540**	277,357
Other assets:		
Investment in affiliates	**78,290**	88,297
Goodwill	**23,561**	19,536
Other intangible assets, net	**8,840**	12,266
Restricted deposits-long term	**2,861**	443
Deferred income taxes	**24,530**	-
Other	**25,781**	15,148
Total other assets	**163,863**	135,690
Total assets	**$ 812,226**	$ 805,836

See Notes to Consolidated Financial Statements.

- Continued -

LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - (Continued)

(in thousands, except per share data)	January 31, 2013	January 31, 2012
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 86,329	$ 104,261
Current maturities of long term debt	12,789	7,450
Accrued compensation	53,651	48,573
Accrued insurance expense	13,645	12,596
Other accrued expenses	47,398	29,120
Acquisition escrow obligation-current	-	3,143
Income taxes payable	8,063	19,328
Billings in excess of costs and estimated earnings on uncompleted contracts	34,869	31,914
Total current liabilities	256,744	256,385
Noncurrent liabilities:		
Long-term debt	96,539	52,716
Accrued insurance expense	14,442	14,018
Deferred income taxes	1,553	9,883
Acquisition escrow obligation-long term	2,861	443
Other	25,016	20,510
Total noncurrent liabilities	140,411	97,570
Contingencies (Note 14)		
Stockholders' equity:		
Common stock, par value $.01 per share, 30,000 shares authorized, 19,818 and 19,699 shares issued and outstanding, respectively	198	197
Capital in excess of par value	352,048	351,057
Retained earnings	66,983	103,634
Accumulated other comprehensive loss	(6,492)	(6,223)
Total Layne Christensen Company stockholders' equity	412,737	448,665
Noncontrolling interests	2,334	3,216
Total equity	415,071	451,881
Total liabilities and stockholders' equity	$ 812,226	$ 805,836

See Notes to Consolidated Financial Statements.

LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data)	Years Ended January 31, 2013	2012	2011
Revenues	**$ 1,075,624**	$ 1,112,758	$ 999,905
Cost of revenues (exclusive of depreciation, amortization, and impairment charges shown below)	**(875,439)**	(870,741)	(776,392)
Selling, general and administrative expenses	**(163,962)**	(164,874)	(139,877)
Depreciation and amortization	**(61,397)**	(56,040)	(44,837)
Impairment charges	**(8,431)**	(96,579)	-
Loss on remeasurement of equity method investment	**(7,705)**	-	-
Equity in earning of affiliates	**20,572**	24,647	13,153
Interest expense	**(4,309)**	(2,357)	(1,594)
Other income, net	**5,824**	9,678	519
(Loss) income from continuing operations before income taxe	**(19,223)**	(43,508)	50,877
Income tax benefit (expense)	**8,276**	(9,621)	(21,553)
Net (loss) income from continuing operations	**(10,947)**	(53,129)	29,324
Net (loss) income from discontinued operations	**(25,076)**	(53)	2,263
Net (loss) income	**(36,023)**	(53,182)	31,587
Net income attributable to noncontrolling interests	**(628)**	(2,893)	(1,596)
Net (loss) income attributable to Layne	**$ (36,651)**	$ (56,075)	$ 29,991
(Loss) income earnings per share information attributable to Layne Christensen shareholders:			
Basic (loss) income per share - continuing operations	**$ (0.59)**	$ (2.88)	$ 1.43
Basic (loss) income per share - discontinued operations	**(1.29)**	(0.00)	0.12
Basic (loss) income per share	**$ (1.88)**	$ (2.88)	$ 1.55
Diluted (loss) income per share - continuing operations	**$ (0.59)**	$ (2.88)	$ 1.42
Diluted (loss) income per share - discontinued operations	**(1.29)**	(0.00)	0.11
Diluted (loss) income per share	**$ (1.88)**	$ (2.88)	$ 1.53
Weighted average shares outstanding - basic	**19,485**	19,455	19,393
Dilutive stock options and unvested shares	-	-	185
Weighted average shares outstanding - dilutive	**19,485**	19,455	19,578

See Notes to Consolidated Financial Statements.

LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands)	Years Ended January 31, 2013	2012	2011
Net (loss) income	**$ (36,023)**	$ (53,182)	$ 31,587
Other comprehensive (loss) income:			
Foreign currency translation adjustments (net of tax expense (benefit) of $479, $(108) and $(27), respectively)	**(269)**	(414)	195
Change in unrealized loss on foreign exchange contracts	**-**	-	62
Other comprehensive (loss) income	**(269)**	(414)	257
Comprehensive (loss) income	**(36,292)**	(53,596)	31,844
Comprehensive income attributable to noncontrolling interests (all attributable to net income)	**(628)**	(2,893)	(1,596)
Comprehensive (loss) income attributable to Layne Christensen Company	**$ (36,920)**	$ (56,489)	$ 30,248

See Notes to Consolidated Financial Statements

LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(in thousands, except share data)	Common Stock		Capital In Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive (Loss)	Total Layne Stockholders' Equity	Noncontrolling Interests	Total
	Shares	Amount						
Balance February 1, 2010	19,435,209	$ 194	$ 342,952	$ 129,718	$ (6,066)	$ 466,798	$ 75	$ 466,873
Net income	-	-	-	29,991	-	29,991	1,596	31,587
Other comprehensive income	-	-	-	-	257	257	-	257
Issuance of nonvested shares	58,709	1	(1)	-	-	-	-	-
Forfeiture of nonvested shares	(1,824)	-	-	-	-	-	-	-
Treasury stock purchased and subsequently cancelled	(5,441)	-	(136)	-	-	(136)	-	(136)
Issuance of stock upon exercise of options	53,380	-	896	-	-	896	-	896
Income tax benefit on exercise of options	-	-	224	-	-	224	-	224
Income tax deficiency upon vesting of restricted shares	-	-	(127)	-	-	(127)	-	(127)
Noncontrolling interests of acquisition	-	-	-	-	-	-	851	851
Share-based compensation	-	-	3,499	-	-	3,499	-	3,499
Balance, January 31, 2011	19,540,033	195	347,307	159,709	(5,809)	501,402	2,522	503,924
Net (loss) income	-	-	-	(56,075)	-	(56,075)	2,893	(53,182)
Other comprehensive loss	-	-	-	-	(414)	(414)	-	(414)
Issuance of nonvested shares	193,188	2	(2)	-	-	-	-	-
Forfeiture of nonvested shares	(5,927)	-	-	-	-	-	-	-
Treasury stock purchased and subsequently cancelled	(5,382)	-	(150)	-	-	(150)	-	(150)
Expiration of performance contingent nonvested shares	(33,251)	-	-	-	-	-	-	-
Issuance of stock upon exercise of options	10,611	-	220	-	-	220	-	220
Income tax benefit on exercise of options	-	-	16	-	-	16	-	16
Income tax deficiency upon vesting of restricted shares	-	-	(130)	-	-	(130)	-	(130)
Distributions to noncontrolling interest	-	-	-	-	-	-	(2,199)	(2,199)
Share-based compensation	-	-	3,796	-	-	3,796	-	3,796
Balance January 31, 2012	19,699,272	197	351,057	103,634	(6,223)	448,665	3,216	451,881
Net (loss) income	**-**	**-**	**-**	**(36,651)**	**-**	**(36,651)**	**628**	**(36,023)**
Other comprehensive loss	**-**	**-**	**-**	**-**	**(269)**	**(269)**	**-**	**(269)**
Issuance of nonvested shares	**110,958**	**1**	**(1)**	**-**	**-**	**-**	**-**	**-**
Expiration of performance contingent nonvested shares	**(46,491)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Issuance of stock upon exercise of options	**54,637**	**-**	**1,004**	**-**	**-**	**1,004**	**-**	**1,004**
Income tax deficiency upon forfeiture of options	**-**	**-**	**(280)**	**-**	**-**	**(280)**	**-**	**(280)**
Acquisition of noncontrolling interest			**(2,656)**			**(2,656)**	**(87)**	**(2,743)**
Distributions to noncontrolling interest	**-**	**-**	**-**	**-**	**-**	**-**	**(1,423)**	**(1,423)**
Share-based compensation	**-**	**-**	**2,924**	**-**	**-**	**2,924**	**-**	**2,924**
Balance January 31, 2013	**19,818,376**	**$ 198**	**$ 352,048**	**$ 66,983**	**$ (6,492)**	**$ 412,737**	**$ 2,334**	**$ 415,071**

See Notes to Consolidated Financial Statements.

LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

	Years Ended January 31,		
(in thousands)	**2013**	2012	2011
Cash flow from operating activities:			
Net (loss) income	**$ (36,023)**	$ (53,182)	$ 31,587
Adjustments to reconcile net (loss) income to cash flow from operations:			
Depreciation, depletion and amortization	**65,883**	63,566	53,468
Impairment charges	**8,431**	97,529	-
Loss on disposal of discontinued operations	**32,589**		
Loss on remeasurement of equity method investment	**7,705**		
Deferred income taxes	**(37,898)**	(18,009)	(115)
Share-based compensation	**2,924**	3,796	3,499
Share-based compensation excess tax benefit	**-**	(16)	(224)
Equity in earnings of affiliates	**(20,572)**	(24,647)	(13,153)
Dividends received from affiliates	**7,080**	5,502	4,225
Gain from disposal of property and equipment	**(3,364)**	(8,247)	(896)
Changes in current assets and liabilities, (exclusive of effects of acquisitions):			
(Increase) decrease in customer receivables	**26,658**	(19,330)	(27,214)
(Increase) decrease in costs and estimated earnings in excess of billings on uncompleted contracts	**4,342**	(24,726)	3,164
(Increase) decrease in inventories	**(12,394)**	(5,882)	(4,004)
Increase (decrease) in other current assets	**1,306**	(7,180)	(11,200)
Increase (decrease) in accounts payable and accrued expenses	**(13,947)**	26,418	27,311
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	**(4,798)**	(17,646)	1,259
Other, net	**(3,171)**	(2,234)	1,173
Cash provided by operating activities	**24,751**	15,712	68,880
Cash flow from investing activities:			
Additions to property and equipment	**(75,831)**	(66,952)	(64,329)
Additions to gas transportation facilities and equipment	**(58)**	(109)	(138)
Additions to oil and gas properties	**(1,512)**	(3,434)	(2,414)
Additions to mineral interests in oil and gas properties	**(102)**	(331)	(322)
Acquisition of businesses, net of cash acquired	**(18,397)**	(8,855)	(17,302)
Proceeds from disposal of property and equipment	**6,158**	14,055	1,664
Proceeds from sale of business	**13,500**	-	4,800
Deposit of cash into restricted accounts	**-**	(9,000)	-
Release of cash from restricted accounts	**3,144**	12,830	1,156
Distribution of restricted cash for prior year acquisitions	**(3,144)**	(3,830)	(1,156)
Investment in foreign affiliate		-	(16,150)
Cash used in investing activities	**(76,242)**	(65,626)	(94,191)
Cash flow from financing activities:			
Borrowing under revolving facilities	**89,000**	94,784	3,000
Repayments under revolving loan facilities	**(46,500)**	(47,000)	-
Net increase (decrease) in notes payable	**1,110**	7,366	-
Repayments of long term debt	**(2,590)**	(6,667)	(20,000)
Principal payments under capital lease obligation	**(93)**		
Acquisition of noncontrolling interest	**(2,743)**		
Issuance of common stock upon exercise of stock options	**1,004**	220	896
Excess tax benefit on exercise of share-based instruments		16	224
Purchases and retirement of treasury stock		(150)	(136)
Distribution to noncontrolling interest	**(1,423)**	(2,199)	-
Cash provided by (used in) financing activities	**37,765**	46,370	(16,016)
Effects of exchange rate changes on cash	**(948)**	475	1,862
Net decrease in cash and cash equivalents	**(14,674)**	(3,069)	(39,465)
Cash and cash equivalents at beginning of year	**41,916**	44,985	84,450
Cash and cash equivalents at end of year	**$ 27,242**	$ 41,916	$ 44,985

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Description of Business – Layne Christensen Company and subsidiaries (together, the "Company") is a global water management, construction and drilling company. The Company operates throughout North America as well as in parts of Africa, Australia, Brazil, and Italy. Its customers include government agencies, investor-owned water utilities, industrial companies, global mining companies, consulting and engineering firms, heavy civil construction contractors, oil and gas companies and agribusiness. The Company has ownership interest in certain foreign affiliates operating in South America, with facilities in Chile, Peru, Uruguay and Brazil (see Note 3).

Fiscal Year – The Company's fiscal year end is January 31. References to fiscal years are to the twelve months then ended.

Investment in Affiliated Companies – Investments in affiliates (20% to 50% owned) in which the Company has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method.

Principles of Consolidation – The Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries. Intercompany transactions have been eliminated. Financial information for the Company's affiliates and certain foreign subsidiaries is reported in the Company's Consolidated Financial Statements with a one-month lag in reporting periods and use a December 31 year-end, primarily to match the local countries' statutory reporting requirements. The effect of this one-month lag on the Company's financial position and results of operations is not significant. The Company has evaluated subsequent events through the time of the filing of these Consolidated Financial Statements. See Note 19 for a discussion of subsequent events.

Presentation – As discussed further in Note 15, during the second quarter of fiscal year 2013, the Company reclassified its Energy Division as a discontinued operation, the sale of which was completed October 1, 2012.

Use of Estimates in Preparing Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions and Translation – The cash flows and financing activities of the Company's Mexican and African operations are primarily denominated in the U.S. dollar. Accordingly, these operations use the U.S. dollar as their functional currency and measure monetary assets and liabilities at year-end exchange rates while nonmonetary items are measured at historical rates. Income and expense accounts are measured at exchange rates which approximate the exchange rate at the dates on which those elements are recognized, except for depreciation and certain cost of revenues and selling expenses which are translated at historical rates. Gains or losses from changes in exchange rates are recognized in consolidated results of operations in the year of occurrence.

Other foreign subsidiaries and affiliates use local currencies as their functional currency. Assets and liabilities have been measured to U.S. dollars at year-end exchange rates. Income and expense items have been translated at the weighted average of the rates prevailing during each year which approximates the exchange rate at the dates on which those elements are recognized. Translation adjustments are reported as a separate component of accumulated other comprehensive income (loss).

Net foreign currency transaction losses for 2013, 2012 and 2011 were $1,379,000, $310,000 and $458,000, respectively, and are recorded in other income (expense), net in the accompanying consolidated results of operations.

Revenue Recognition – Revenues are recognized on large, long-term construction contracts meeting the criteria of Accounting Standards Codification ("ASC") Topic 605-35 "Construction-Type and Production-Type Contracts" ("ASC Topic 605-35"), using the percentage-of-completion method based upon the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenues in the reporting period when such estimates are revised. The nature of accounting for contracts is such that refinements of the estimating process for changing conditions and new developments are continuous and characteristic of the process. Many factors can and do change during a contract performance period which can result in a change to contract profitability from one financial reporting period to another. Some of the factors that can change the estimate of total contract revenue and cost include differing site conditions (to the extent that contract remedies are unavailable), the availability of skilled contract labor, the performance of major material suppliers, the performance of major subcontractors, unusual weather conditions and unexpected changes in material costs. These factors may result in revision to costs and income and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted construction contracts are made in the period in which such losses are determined. Because the Company has many contracts in process at any given time, these changes in estimates can offset each other minimizing the impact on overall profitability. However, large changes in cost estimates on larger, more complex construction projects can have a material impact on the Company's financial statements and are reflected in results of operations when they become known.

As allowed by ASC Topic 605-35, revenue is recognized on smaller, short-term construction contracts using the completed contract method. Provisions for estimated losses on uncompleted construction contracts are made in the period in which such losses are determined.

Contracts for the Company's mineral exploration drilling services are billable based on the quantity of drilling performed and revenues for these drilling contracts are recognized on the basis of actual footage or meterage drilled.

Revenues for direct sales of equipment and other ancillary products not provided in conjunction with the performance of construction contracts are recognized at the date of delivery to, and acceptance by, the customer. Provisions for estimated warranty obligations are made in the period in which the sales occur.

Revenues for the sale of oil and gas by the Company's discontinued Energy Division were recognized on the basis of volumes sold at the time of delivery to an end user or an interstate pipeline, net of amounts attributable to royalty or working interest holders.

The Company's revenues are presented net of taxes imposed on revenue-producing transactions with its customers, such as, but not limited to, sales, use, value-added and some excise taxes.

Inventories – The Company values inventories at the lower of cost, determined using first-in, first-out ("FIFO") basis, or market. Adjustments of value are recorded for inventory considered to be excess or obsolete. Inventories consist primarily of finished goods, parts and supplies. Raw materials of $1,752,000 and $2,536,000 were included in inventories in the consolidated balance sheet at January 31, 2013 and 2012, respectively.

Property and Equipment and Related Depreciation – Property and equipment (including major renewals and improvements) are recorded at cost. Depreciation is provided using the straight-line method. Depreciation expense was $59,484,000, $54,989,000 and $45,540,000 in 2013, 2012 and 2011, respectively. The lives used for the items within each property classification are as follows:

Classification	Years
Buildings	15 - 35
Machinery and equipment	3 - 10

Oil and Gas Properties and Mineral Interests – The Company sold the assets of the Energy Division October 1, 2012. Prior to the sale, the Company followed the full-cost method of accounting for oil and gas properties. Under this method, all productive and nonproductive costs incurred in connection with the exploration for and development of oil and gas reserves are capitalized. Such capitalized costs include lease acquisition, geological and geophysical work, delay rentals, drilling, completing and equipping oil and gas wells, salaries, benefits and other internal salary-related costs directly attributable to these activities. Costs associated with production and general corporate activities are expensed in the period incurred. Normal dispositions of oil and gas properties are accounted for as adjustments of capitalized costs, with no gain or loss recognized. Capitalized costs are depleted based on units of production. Depletion expense was $2,946,000, $4,026,000 and $5,652,000 in 2013, 2012 and 2011, respectively.

The Company was required to review the carrying value of its oil and gas properties under the full cost accounting rules of the SEC (the "Ceiling Test"). The ceiling limitation is the estimated after-tax future net revenues from proved oil and gas properties discounted at 10%, plus the cost of properties not subject to amortization. If the net book value of oil and gas properties, less related deferred income taxes, is in excess of the calculated ceiling, the excess must be written off as an expense. Application of the Ceiling Test requires pricing future revenues at the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period to the end of the reporting period, unless prices are defined by contractual arrangements such as fixed-price physical delivery forward sales contracts. Unproved oil and gas properties are not amortized, but are assessed for impairment either individually or on an aggregated basis using a comparison of the carrying values of the unproved properties to net future cash flows.

Reserve Estimates – Prior to the sale of the assets of the Energy Division, the Company's estimates of oil and gas reserves, by necessity, were projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions governing oil and gas prices, future operating costs, severance, ad valorem and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected there from may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves, which could affect the carrying value of the Company's oil and gas properties and the rate of depletion of the oil and gas properties. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material.

Goodwill – The Company's impairment evaluation for goodwill is conducted annually as of December 31, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The evaluation is performed by using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. Based on the results of the fiscal year 2013 evaluation, no goodwill impairment was identified. See Note 5 for a discussion of the impairments recorded in fiscal year 2012.

We consider both a market approach and an income approach in estimating the fair value of each reporting unit in our analysis. The market approach may include use of the guideline transaction method, the guideline company method, or both. The guideline transaction method makes use of available transaction price data of companies engaged in the same or similar lines of business as the respective reporting unit. The guideline company method uses market multiples of publically traded companies with operating characteristics similar to the respective reporting unit. The income approach uses projections of each reporting unit's estimated cash flows discounted using a weighted average cost of capital that reflects current market conditions. We also compare the aggregate fair value of our reporting units to our market capitalization plus a control premium.

The more significant assumptions used in the income approach, which are subject to change as a result of changing economic and competitive conditions, are as follows:

- Anticipated future cash flows and long-term growth rates for each reporting unit. The income approach to determining fair value relies on the timing and estimates of future cash flows, including an estimate of long-term growth rates. The projections use management's estimates of economic and market conditions over the projected period including growth rates in sales and estimates of expected changes in operating margins. The Company's projections of future cash flows are subject to change as actual results are achieved that differ from those anticipated. Actual results could vary significantly from estimates.
- Selection of an appropriate discount rate. The income approach requires the selection of an appropriate discount rate, which is based on a weighted average cost of capital analysis. The discount rate is subject to changes in short-term interest rates and long-term yield as well as variances in the typical capital structure of marketplace participants in our industry. The discount rate is determined based on assumptions that would be used by marketplace participants, and for that reason, the capital structure of selected marketplace participants was used in the weighted average cost of capital analysis. Given the current volatile economic conditions, it is possible that the discount rate could change.

Intangible Assets – Other intangible assets primarily consist of trademarks, customer-related intangible assets and patents obtained through business acquisitions. Amortizable intangible assets are being amortized using the straight-line method over their estimated useful lives, which range from one to 35 years.

Other Long-lived Assets – Long-lived assets, including amortizable intangible assets and the Company's gas transportation facilities and equipment, are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. See Note 5 for a discussion of the impairments recorded in fiscal year 2013 and 2012. Factors we consider important which could trigger an impairment review include but are not limited to the following:

- significant underperformance of our assets;
- significant changes in the use of the assets; and
- significant negative industry or economic trends.

Based on declines in operating performance during FY2013 and FY2012 in our Heavy Civil Division, and in the fourth quarter of FY2013 in our Mineral Exploration Division, we reviewed the recoverability of the asset values of our equipment during each of the periods. No impairments were indicated by such analyses.

Cash and Cash Equivalents – The Company considers investments with an original maturity of three months or less when purchased to be cash equivalents. The Company's cash equivalents are subject to potential credit risk. The Company's cash management and investment policies restrict investments to investment grade, highly liquid securities. The carrying value of cash and cash equivalents approximates fair value.

Restricted Deposits – Restricted deposits consist of escrow funds associated primarily with acquisitions.

Allowance for Uncollectible Accounts Receivable – The Company makes ongoing estimates relating to the collectability of its accounts receivable and maintains an allowance for estimated losses resulting from the inability of its customers to make required payments. In determining the amount of the allowance, the Company makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations, and also considers a review of accounts receivable aging, industry trends, customer financial strength, credit standing and payment history to assess the probability of collection.

The Company does not establish an allowance for credit losses on long-term contract unbilled receivables. Adjustments to unbilled receivables related to credit quality, if they occur, are accounted for as a reduction of revenue.

Accrued Insurance Expense – The Company maintains insurance programs where it is responsible for a certain amount of each claim up to a self-insured limit. Estimates are recorded for health and welfare, property and casualty insurance costs that are associated with these programs. These costs are estimated based in part on actuarially determined projections of future payments under these programs. Should a greater amount of claims occur compared to what was estimated or costs of the medical profession increase beyond what was anticipated, reserves recorded may not be sufficient and additional costs to the consolidated financial statements could be required.

Costs estimated to be incurred in the future for employee health and welfare benefits, workers' compensation, property and casualty insurance programs resulting from claims which have been incurred are accrued currently. Under the terms of the Company's agreement with the various insurance carriers administering these claims, the Company is not required to remit the total premium until the claims are actually paid by the insurance companies. These costs are not expected to significantly impact liquidity in future periods.

Fair Value of Financial Instruments – The carrying amounts of financial instruments, including cash and cash equivalents, customer receivables and accounts payable, approximate fair value at January 31, 2013 and 2012, because of the relatively short maturity of those instruments. See Note 7 for disclosure regarding the fair value of indebtedness of the Company and Note 13 for other fair value disclosures.

Litigation and Other Contingencies – The Company is involved in litigation incidental to its business, the disposition of which is not expected to have a material effect on the Company's business, financial position, results of operations or cash flows. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company's assumptions related to these proceedings. We record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. To the extent additional information arises or the Company's strategies change, it is possible that the Company's estimate of its probable liability in these matters may change.

Derivatives – The Company has foreign operations that have significant costs denominated in foreign currencies, and thus is exposed to risks associated with changes in foreign currency exchange rates. The Company periodically enters into hedge contracts related to certain forecasted foreign currency costs. These contracts are recorded at fair value and are accounted for as cash flow hedges such that changes in fair value for the effective portion of hedge contracts are recorded in accumulated other comprehensive income (loss) until the hedged item is recognized in operations. The ineffective portion of the derivatives' change in fair value, if any, is immediately recognized in operations. The Company does not enter into derivative financial instruments for speculative or trading purposes.

Supplemental Cash Flow Information –The amounts paid for income taxes, interest and non-cash investing and financing activities were as follows:

	Years Ended January 31,		
(in thousands)	**2013**	2012	2011
Income taxes	**$ 20,234**	$ 18,616	$ 20,165
Interest	**3,972**	1,795	1,676
Noncash investing and financing activities:			
Accrued capital additions	**1,896**	3,537	1,479
Deferred debt issuance costs	-	1,716	-
Capital lease obligations	-	300	-

Additionally, during fiscal year 2012, the Company entered into financing obligations for software licenses amounting to $1,289,000, payable over three years. The associated assets are recorded as other intangible assets, net in the balance sheet.

Income Taxes – Income taxes are provided using the asset/liability method, in which deferred taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. The company reviews deferred tax assets for recoverability on a jurisdictional basis. In assessing the need for a valuation allowance, the company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. Accounting guidance states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. In preparing future taxable income projections, the company considers the periods in which future reversals of existing taxable and deductible temporary differences are likely to occur, future taxable income, taxable income available in prior carry back years, and the availability of tax-planning strategies when determining the realizability of recorded deferred tax assets. Provision for U.S. income taxes on undistributed earnings of foreign subsidiaries and affiliates is made only on those amounts in excess of those funds considered to be invested indefinitely (see Note 9).

The Company's estimate of uncertainty in income taxes is based on the framework established in the accounting for income taxes guidance. This guidance addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

For tax positions that meet this recognition threshold, the Company applies judgment, taking into account applicable tax laws and experience in managing tax audits, to determine the amount of tax benefits to recognize in the financial statements. For each uncertain position, the difference between the benefit realized on our tax return and the benefit reflected in the financial statements is recorded as a liability in the consolidated balance sheet. This liability is updated at each financial statement date to reflect the impacts of audit settlements and other resolution of audit issues, expiration of statutes of limitation, developments in tax law and ongoing discussions with taxing authorities.

Income Per Share – Income per common share are based upon the weighted average number of common and dilutive equivalent shares outstanding. Options to purchase common stock are included based on the treasury stock method for dilutive earnings per share except when their effect is antidilutive. Options to purchase 1,285,303, 1,133,211 and 421,270 shares have been excluded from weighted average shares in 2013, 2012 and 2011, respectively, as their effect was antidilutive. A total of 275,666, 226,919 and 49,076 non-vested shares have been excluded from weighted average shares in 2013, 2012 and 2011, respectively, as their effect was antidilutive.

Share-Based Compensation – The Company recognizes the cost of all share-based instruments in the financial statements using a fair-value measurement of compensation expense related to all share-based instruments over the term expected to be benefited by the instrument. As of January 31, 2013, the Company had unrecognized compensation expense of $4,346,000 to be recognized over a weighted average period of 2.1 years. The Company determines the fair value of share-based compensation granted in the form of stock options using the lattice valuation model or the Black-Scholes valuation model.

Unearned compensation expense associated with the issuance of non-vested shares is amortized on a straight-line basis as the restrictions on the stock expire, subject to achievement of certain contingencies.

Research and Development Costs – Research and development costs charged to expense during 2013, 2012 and 2011 were $310,000, $1,560,000 and $281,000, respectively, and are recorded in selling, general and administrative expenses in the accompanying consolidated results of operations.

(2) Acquisitions

Fiscal Year 2013

On October 4, 2012, the Company acquired 100% of the stock of Fursol Informatica S.r.l., ("Fursol") an Italian company. Fursol is active in the business of production, marketing, installation and maintenance of software and electronic devices. The Company believes it will benefit from Fursol's technology to improve the performance and efficiency of its Geoconstruction operations. The aggregate purchase price was $1,000,000, of which $850,000 was paid at the acquisition date, with the remainder of $150,000 to be paid on October 4, 2013. The purchase price was allocated to an identifiable intangible asset associated with computer software valued at $1,458,000 (with a weighted-average life of three years) and to a noncurrent liability of $458,000.

The results of operations of Fursol have been included in the Company's consolidated statements of operations commencing on the closing date and were not significant. Pro forma amounts related to Fursol for periods prior to the acquisition have not been presented since the acquisition would not have had a significant effect on the Company's consolidated revenues or net income (loss).

On May 30, 2012, the Company acquired the remaining 50% interest of Diberil Sociedad Anónima ("Diberil"), a Uruguayan company and parent company to Costa Fortuna (Brazil and Uruguay). We expect Diberil to expand our geoconstruction capabilities into the Brazil market as well as serve as a platform for further expansion into South America. The aggregate purchase price for the remaining 50% of Diberil of $16,150,000 was comprised of cash ($2,422,000 of which was placed in escrow to secure certain representations, warranties and indemnifications). The Company acquired the initial 50% interest in Diberil on July 15, 2010. In accordance with accounting guidance in moving Diberil to a fully consolidated basis, the Company remeasured the previously held equity investment to fair value and recognized a loss of $7,705,000 during the second quarter. The fair value of the 50% noncontrolling interest was estimated to be $15,794,000 at the time of the adjustment. The fair value assessment was determined based on the value of our current year transaction, discounted to reflect that the initial interest was noncontrolling, and that there was no ready public market for our interest. The discounts for lack of control and marketability were 5% and 10%, respectively, determined based on control premiums seen on recent transactions in the construction contractor and engineering services market and an estimate of the value of a put option on restricted stock using the Black-Scholes valuation method.

Acquisition related costs of $228,000 were recorded as an expense in the periods in which the costs were incurred. The purchase price allocation was based on an assessment of the fair value of the assets required and liabilities assumed using the Company's internal operational assessments and other analyses which are Level 3 measurements. The preliminary purchase allocation recorded in the second quarter was adjusted as the valuation analysis progressed. As a result of the adjustment, goodwill was decreased $530,000 from the initial amount. The adjustments made were retrospectively applied to the acquisition date, and did not have a significant effect on the financial statements.

Based on the Company's allocation of the purchase price, the acquisition had the following effect on the Company's consolidated financial position as of the closing date:

(in thousands)		Diberil
Working capital	$	3,592
Property and equipment		33,500
Goodwill		4,025
Other intangible assets		1,000
Other assets		9,131
Other noncurrent liabilities		(16,981)
Total purchase price	$	34,267

The $4,025,000 of goodwill was assigned to the Geoconstruction Division. The purchase price in excess of the value of Diberil's net assets reflects the strategic value the Company placed on the business. The Company believes it will benefit from synergies as these acquired operations are integrated with the Company's existing operations. Goodwill associated with the acquisition is expected to be deductible for tax purposes.

The Diberil purchase agreement provided for a purchase price adjustment based on the levels of working capital and debt at closing. The adjustment resulted in an additional purchase price of $2,323,000, which was paid during the third quarter of fiscal year 2013.

The total purchase price above consists of the $16,150,000 cash purchase price, the $2,323,000 purchase price adjustment, and the $15,794,000 adjusted basis of our existing investment in Diberil.

The results of operations of Diberil have been included in the Company's consolidated statements of operations commencing on the closing date. Including its consolidated and equity basis results, Diberil contributed $8,052,000 income before income taxes for fiscal year 2013, compared to $3,345,000 in fiscal year 2012.

Assuming the remaining 50% of Diberil had been acquired at the beginning of each period, the unaudited pro forma consolidated revenues, net loss, and net loss per share of the Company would be as follows:

(in thousands, except per share data)	Year Ended January 31, 2013	2012
Revenues	$ **1,105,828**	1,158,808
Net loss attributable to Layne Christensen Company	**(33,155)**	(52,726)
Basic loss per share attributable to Layne Christensen Company	$ **(1.70)**	$ (2.71)
Diluted loss per share attributable to Layne Christensen Company	$ **(1.70)**	$ (2.71)

On March 5, 2012, the Company acquired the remaining shares in Layne do Brazil, which were previously held by noncontrolling interests. The shares were acquired for cash payments totaling $2,743,000. In conjunction with the acquisition, the Company eliminated noncontrolling interests of $87,000 and recorded an adjustment to equity of $2,656,000 in accordance with accounting guidance.

Fiscal Year 2012

On February 28, 2011, the Company acquired the Kansas and Colorado cured-in-place pipe ("CIPP") operations of Wildcat Civil Services ("Wildcat"), a sewer rehabilitation contractor. The acquisition will further the Company's expansion and geographic reach of its Inliner Division westward. The aggregate purchase price for Wildcat of $8,855,000 was comprised of cash ($442,000 of which was placed in escrow to secure certain representations, warranties and indemnifications).

The purchase price allocation was based on an assessment of the fair value of the assets acquired and liabilities assumed, using the Company's internal operational assessments and other analyses, which are Level 3 measurements.

Based on the Company's allocations of the purchase price, the acquisition had the following effect on the Company's consolidated financial position as of the closing date:

(in thousands)	Wildcat
Working capital	$ 293
Property and equipment	6,244
Goodwill	2,318
Total purchase price	$ 8,855

The $2,318,000 of goodwill was assigned to the Water Infrastructure Division. The purchase price in excess of the value of Wildcat's net assets reflects the strategic value the Company placed on the business. The Company believed it would benefit from synergies as these acquired operations were integrated with the Company's existing operations. Goodwill associated with the acquisition is expected to be deductible for tax purposes.

The results of operations for the acquired entity have been included in the Company's consolidated statements of income commencing on the closing date. Wildcat contributed revenues and loss before income taxes to the Company for the period from February 28, 2011 to January 31, 2012, of $14,207,000 and $925,000. Pro forma amounts related to Wildcat for prior periods have not been presented because the acquisition would not have had a significant effect on the Company's consolidated revenues or net income.

Fiscal Year 2011

The Company completed three acquisitions during fiscal year 2011 as described below:

- On July 15, 2010, the Company acquired a 50% interest in Diberil Sociedad Anónima ("Diberil"), a Uruguayan company and parent company to Costa Fortuna (Brazil and Uruguay). Diberil, with operations in Sao Paulo, Brazil, and Montevideo, Uruguay, is one of the largest providers of specialty foundation and specialized marine geotechnical services in South America and will expand our geoconstruction capabilities into these geographic markets. The Company accounted for Diberil as an equity method investment (see Note 3) until the Company acquired the remaining 50% on May 30, 2012 (see Note 2).

- On July 27, 2010, the Company acquired certain assets of Intevras Technologies, LLC ("Intevras"), a Texas based company focused on the treatment, filtration, handling and evaporative crystallization and disposal of industrial wastewaters, which expanded the Company's offerings in the industrial water market.
- On October 22, 2010, the Company purchased 100% of the outstanding stock of Bencor Corporation of America – Foundation Specialist ("Bencor"), a leading contractor in foundation and underground engineering, which complemented and expanded the Company's geoconstruction capabilities.

The aggregate purchase price for Intevras and Bencor of $38,673,000 was comprised of cash ($3,550,000 of which was placed in escrow to secure certain representations, warranties and indemnifications) and contingent consideration as follows:

(in thousands)	Intevras	Bencor	Total
Cash purchase price	$ 5,500	$ 32,073	$ 37,573
Contingent consideration	1,100	-	1,100
Total purchase price	$ 6,600	$ 32,073	$ 38,673
Escrow deposits	$ 550	$ 3,000	$ 3,550

In addition to the Intevras cash purchase price, there is contingent consideration up to a maximum of $10,000,000 (the "Intevras Earnout Amount"), which is based on a percentage of revenues earned on Intevras products and fixed amounts per barrel of water treated by Intevras products during the 60 months following the acquisition. In accordance with accounting guidance, the Company treated the Intevras Earnout Amount as contingent consideration and estimated the liability at fair value as of the acquisition date and included such consideration as a component of total purchase price as noted above. The potential undiscounted amount of all future payments that the Company could be required to make under the agreement is between $0 and $10,000,000. The fair value of the contingent consideration arrangement of $1,100,000 was estimated by applying a market approach. That measure is based on significant inputs that are not observable in the market, also referred to as Level 3 inputs. Key assumptions include a discount rate of 41.2% and an estimated level of annual revenues of Intevras ranging from $1,500,000 to $6,100,000. On July 31, 2012, the Intevras Earnout Amount was reassessed and, based on our estimates of the likelihood of future revenues subject to the earnout provisions, assigned no value.

Acquisition related costs of $381,000 for Bencor and $65,000 for Intevras were recorded as an expense in the periods in which the costs were incurred. The purchase price for each acquisition has been allocated based on an assessment of the fair value of the assets and liabilities acquired, based on the Company's internal operational assessments and other analyses which are Level 3 measurements.

Based on the Company's allocations of the purchase price, the acquisitions had the following effect on the Company's consolidated financial position as of their respective closing dates:

(in thousands)	Intevras	Bencor	Total
Working capital	$ 113	$ 8,683	$ 8,796
Property and equipment	556	18,451	19,007
Goodwill	1,891	8,529	10,420
Other intangible assets	4,040	5,040	9,080
Other assets	-	39	39
Deferred taxes	-	(7,023)	(7,023)
Other noncurrent liabilities	-	(795)	(795)
Noncontrolling interest in subsidiary of Bencor	-	(851)	(851)
Total purchase price	$ 6,600	$ 32,073	$ 38,673

The intangible assets of Intevras consist of patents valued at $3,840,000 with a weighted average useful life of nine years and a trade name valued at $200,000 with a useful life of ten years. The intangible assets of Bencor consist of customer backlog valued at $3,220,000 with a weighted average useful life of 18 months, a trade name valued at $1,140,000 with a useful life of ten years and non-compete agreements valued at $680,000 with a useful life of six years. The $10,420,000 of aggregate goodwill was assigned to the Water Infrastructure Division. The purchase prices in excess of the value of Intevras' and Bencor's net assets reflect the strategic value the Company placed on the businesses. The Company believed it would benefit from synergies as these acquired businesses were integrated with the Company's existing operations. Goodwill associated with the Intevras acquisition is expected to be deductible for tax purposes. Goodwill associated with the Bencor acquisition is not deductible for tax purposes.

In fiscal year 2012, the Company changed the structure of its reporting segments and reallocated goodwill to the new reporting units based on the relative fair value of each reporting unit as of December 31, 2011. See Note 6 for further discussion of the change in reporting segments and the reallocation of goodwill.

The results of operations of the acquired entities have been included in the Company's consolidated results of operations commencing on the closing date. Bencor contributed revenues and income before income taxes to the Company for the period from October 22, 2010, through January 31, 2011, of $20,839,000 and $8,214,000, respectively.

Fiscal year 2011 revenue and income before income taxes for Intevras since its closing date were not significant. Pro forma amounts related to Intevras for prior periods have not been presented because the acquisition would not have had a significant effect on the Company's consolidated revenues or net income.

Assuming Bencor had been acquired at the beginning of the period, the unaudited pro forma consolidated revenues, net income and net income per share of the Company would be as follows:

(in thousands, except per share data)	Year Ended January 31, 2011
Revenues	$ 1,035,394
Net income attributable to Layne Christensen Company	33,842
Basic income per share attributable to Layne Christensen Company	$ 1.75
Diluted income per share attributable to Layne Christensen Company	$ 1.73

The pro forma information provided above is not necessarily indicative of the results of operations that would actually have resulted if the acquisition was made as of those dates or of results that may occur in the future.

In addition to the above acquisitions, the Company paid $426,000 as contingent earnout consideration on prior year acquisitions. On November 30, 2007, the Company acquired certain assets and liabilities of SolmeteX, Inc. ("SolmeteX"), a water and wastewater research and development business and supplier of wastewater filtration products to the dental market. In addition to the initial purchase price, there was contingent consideration up to a maximum of $1,000,000 (the "SolmeteX Earnout Amount"), which was based on a percentage of the amount of SolmeteX's revenues during the 36 months following the acquisition. Amounts paid pursuant to the SolmeteX Earnout Amount were accounted for as additional purchase consideration. The total contingent earnout consideration earned by SolmeteX was $689,000, $426,000 of which was paid in fiscal year 2011 and the remainder paid in previous years.

(3) Investments in Affiliates

On July 15, 2010, the Company acquired a 50% interest in Diberil Sociedad Anónima ("Diberil"), a Uruguayan company and parent company to Costa Fortuna (Brazil and Uruguay). Diberil, with operations in Sao Paulo, Brazil, and Montevideo, Uruguay, is one of the largest providers of specialty foundation and marine geotechnical services in South America. The interest was acquired for a total cash consideration of $14,900,000, of which $10,100,000 was paid to Diberil shareholders and $4,800,000 was paid to Diberil to purchase newly issued Diberil stock. Concurrent with the investment, Diberil purchased Layne GeoBrazil, an equipment leasing company in Brazil wholly owned by the Company, for a cash payment of $4,800,000. Subsequent to the acquisition, the Company invested an additional $1,250,000 in Diberil as its proportionate share of a capital contribution. See Note 2 for a further discussion of our acquisition of the remaining 50% interest in Diberil during May 2012.

The Company's investments in affiliates are carried at the fair value of the investment consideration at the date acquired, plus the Company's equity in undistributed earnings from that date. These affiliates generally are engaged in mineral exploration drilling and the manufacture and supply of drilling equipment, parts and supplies. A summary of directly owned affiliates, as well as their primary operating subsidiaries if applicable, and the percentages directly or indirectly owned by the Company are as follows as of January 31, 2013:

	Percentage Owned Directly	Percentage Owned Indirectly
Boyles Bros Servicios Tecnicos Geologicos S.A. (Panama)	50.00 %	
Boytec, S.A. (Panama)		50.00 %
Boytec Sondajes de Mexico, S.A. de C.V. (Mexico)		50.00
Sondajes Colombia, S.A. (Colombia)		50.00
Mining Drilling Fluids (Panama)		25.00
Plantel Industrial S.A. (Chile)		50.00
Christensen Chile, S.A. (Chile)	50.00	
Christensen Commercial, S.A. (Chile)	50.00	
Geotec Boyles Bros., S.A. (Chile)	50.00	
Centro Internacional de Formacion S.A. (Chile)		50.00
Geoestrella S.A. (Chile)		25.00
Diamantina Christensen Trading (Panama)	42.69	
Christensen Commercial, S.A. (Peru)	35.38	
Geotec, S.A. (Peru)	35.38	
Boyles Bros., Diamantina, S.A. (Peru)	29.49	

Financial information of the affiliates is reported with a one-month lag in the reporting period. Summarized financial information of the affiliates, including Diberil and its subsidiaries up to the date of acquisition of the remaining 50% equity interest, was as follows:

	As of and Years Ended January 31,		
(in thousands)	2013	2012	2011
Balance sheet data:			
Current assets	$ 168,770	$ 212,066	$ 148,069
Noncurrent assets	74,572	109,868	84,622
Current liabilities	57,998	131,622	86,051
Noncurrent liabilities	21,203	16,529	14,951
Income statement data:			
Revenues	444,871	449,599	329,932
Gross profit	98,418	118,658	67,545
Operating income	57,934	76,520	39,191
Net income	43,990	54,856	29,768

The Company had no significant transactions or balances with its affiliates as of January 31, 2013, 2012 and 2011, and for the years then ended.

The Company's equity in undistributed earnings of the affiliates totaled $73,684,000, $57,633,000 and $38,358,000 as of January 31, 2013, 2012 and 2011, respectively.

(4) Costs and Estimated Earnings on Uncompleted Contracts

Costs and estimated earnings on uncompleted contracts consisted of the following:

	As of January 31,	
(in thousands)	**2013**	2012
Cost incurred on uncompleted contracts	**$1,410,722**	$ 1,286,453
Estimated earnings	**351,126**	291,258
	1,761,848	1,577,711
Less: Billing to date	**1,689,082**	1,502,330
Total	**$ 72,766**	$ 75,381

Included in accompanying balance sheets under the following captions:

	2013	2012
Costs and estimated earnings in excess of billing on uncompleted contracts	**$ 101,960**	$ 107,295
Other Assets (non-current retainage)	**5,675**	-
Billings in excess of costs and estimated earnings on uncompleted contracts	**(34,869)**	(31,914)
Total	**$ 72,766**	$ 75,381

The Company bills its customers based on specific contract terms. Substantially all billed amounts are collectible within one year. As of January 31, 2013 and 2012, the Company held unbilled contract retainage amounts of $50,533,000 and $25,134,000, respectively.

(5) Impairment Charges

During fiscal year 2013, due to the underperformance of certain product lines within the Water Resources Division, and our Energy Services business, we assessed the value of certain of our long-lived assets within those businesses. We also assessed the value of certain of our trademarks in light of strategic decisions for those product lines. As a result of our assessments, we concluded that certain impairments of value had occurred, and we recorded impairment charges. The impaired assets included certain patents and trademarks and certain property and equipment. The carrying value of the assets before impairment was $15,752,000 and the impairments totaled $8,431,000, of which $4,433,000 was associated with the Water Resources Division and $3,998,000 was associated with the Energy Services business. The charges consisted of $2,910,000 associated with intangible assets, with the remainder consisting of adjustments to record tangible assets at an expected sales value. None of these operations had any associated goodwill recorded. Of the total assessed fair value of $7,321,000, the amount determined based on Level 1 inputs was $3,600,000, with the remainder based on Level 3 inputs. (See Note 13 for additional discussion of how Level 1, 2 and 3 inputs are defined.)

During fiscal year 2012, in connection with the annual goodwill impairment test and as a result of the on-going weakness in municipal spending due to the poor economic environment, changes in corporate strategy and the revision of its reporting units and segments and declining natural gas prices, the Company reassessed its estimates of the fair value of its reporting units. These circumstances indicated a potential impairment of our goodwill and, as such, we assessed the fair value of our goodwill to determine if the book value exceeded its fair value. As a result of this assessment, we determined that the carrying value of goodwill of $105,696,000 exceeded its fair value and we recorded an impairment charge of $86,160,000. Of this charge, $17,084,000 related to the Water Resources Division, $23,130,000 to the Inliner Division, $44,551,000 to the Heavy Civil Division, $950,000 to the discontinued Energy Division and $445,000 to our other businesses. The total assessed fair value of $19,536,000 was determined based on Level 3 inputs. The write-offs were a result of projected continued weakness in demand for construction projects that was greater and more persistent than originally anticipated, continuing projected weakness in the economy adversely affecting spending by government agencies and the resulting pressures on margins from increased competition from smaller competitors. The goodwill charge in the Water Resources Division was also impacted by a shift in the corporate strategy in the fourth quarter to focus more on traditional water treatment services, resulting in the write-off of goodwill associated with acquired companies that had a heavy research and development focus.

Also during fiscal year 2012, due to a change in corporate strategy to emphasize the Layne name for all the Company's services worldwide, we decided to cease using certain trade names. The Company recorded an impairment charge of $9,352,000 related to those trade names, $9,180,000 of which was associated with the Heavy Civil Division. Additionally, due to significant underperformance of certain water treatment businesses, we assessed the value of certain of our definite-lived intangible assets and recorded an impairment charge of $2,017,000 in the Water Resources Division. The carrying value of the trademarks and other intangibles before impairment was $12,589,000. The total assessed fair value of $1,220,000 was determined based on Level 3 inputs.

(6) Goodwill and Other Intangible Assets

Goodwill

The carrying amount of goodwill attributed to each reporting segment was as follows:

(in thousands)	Water Resources	Inliner	Heavy Civil	Geo-construction	Mineral Exploration	Energy	Other	Total
Balance February 1, 2011	$ 17,084	$ 29,727	$ 44,551	$ 10,621	$ -	$ 950	$ 445	$ 103,378
Additions	-	2,318	-	-	-	-	-	2,318
Impairment of goodwill	(17,084)	(23,130)	(44,551)	-	-	(950)	(445)	(86,160)
Balance January 31, 2012	-	8,915	-	10,621	-	-	-	19,536
Additions	-	-	-	4,025	-	-	-	4,025
Balance January 31, 2013	$ -	$ 8,915	$ -	$ 14,646	$ -	$ -	$ -	$ 23,561
Accumulated goodwill impairment losses	$ (17,084)	$ (23,130)	$ (44,551)	$ -	$ (20,225)	$ (950)	$ (445)	$(106,385)

Goodwill expected to be tax deductible was $1,534,000 as of January 31, 2013 and 2012.

Other Intangible Assets

Other intangible assets consisted of the following as of January 31:

	2013			2012		
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period in Years	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period in Years
Amortizable intangible assets:						
Tradenames	$ 8,008	$ (3,798)	14	$ 10,950	$ (4,855)	14
Customer/contract-related	3,340	(3,215)	1	2,340	(1,526)	2
Patents	3,012	(1,634)	15	4,616	(1,372)	12
Software and licenses	2,747	(919)	3	1,289	(286)	3
Non-competition agreements	680	(255)	6	705	(165)	6
Other	1,600	(726)	21	1,160	(590)	24
Total intangible assets	$ 19,387	$ (10,547)		$ 21,060	$ (8,794)	

Total amortization expense for other intangible assets was $3,453,000, $4,108,000 and $2,276,000 in the fiscal years 2013, 2012 and 2011, respectively. Amortization expense for the subsequent five fiscal years is estimated as follows:

(in thousands)	Amount
2014	$ 2,042
2015	1,671
2016	1,407
2017	1,005
2018	915

(7) Indebtedness

The Company maintains an unsecured $300,000,000 revolving credit facility (the “Credit Agreement”) which extends to March 25, 2016, as well as a private shelf agreement (the “Shelf Agreement”) whereby it can issue $150,000,000 in unsecured notes. The Shelf Agreement extends to July 8, 2021. No unsecured notes have been issued under the Shelf Agreement as of January 31, 2013. The Company issued $20,000,000 of notes under a previous shelf agreement in October 2004, on which the final payment of $6,667,000 was made on September 29, 2011.

During fiscal year 2012, the Company funded $1,716,000 of debt issuance costs through borrowings under its Credit Agreement. These costs will be amortized over the life of the agreement.

The Credit Agreement provides for interest at variable rates equal to, at the Company’s option, a LIBOR rate plus 1.25% to 2.25%, or a base rate as defined in the Credit Agreement, plus up to 1.25%, each depending on the Company’s leverage ratio. On January 31, 2013, there were letters of credit of $22,273,000 and borrowings of $95,000,000 outstanding under the Credit Agreement resulting in available capacity of $182,727,000. The weighted average interest rate on the borrowings outstanding as of January 31, 2013 was 2.3%.

The Company's Shelf Agreement and Credit Agreement each contain certain covenants including restrictions on the incurrence of additional indebtedness and liens, investments, acquisitions, transfer or sale of assets, transactions with affiliates and payment of dividends. These provisions generally allow such activity to occur, subject to specific limitations and continued compliance with financial maintenance covenants. Significant financial maintenance covenants are a fixed charge coverage ratio and a maximum leverage ratio. Covenant levels and definitions are generally consistent between the two agreements. The Company was in compliance with its covenants as of January 31, 2013.

The financial covenants are based on defined terms included in the agreements, such as adjusted EBITDA and adjusted EBITDAR. Compliance with the financial covenants is required on a quarterly basis, using the most recent four fiscal quarters. Adjusted EBITDA is generally defined as consolidated net income excluding discontinued operations, net interest expense, provision for income taxes, gains or losses from extraordinary items, gains or losses from the sale of capital assets, non-cash items including depreciation and amortization, and share-based compensation. Equity in earnings of affiliates is included only to the extent of dividends or distributions received. Adjusted EBITDAR is defined as adjusted EDITDA, plus rent expense. All of these measures are considered non-GAAP financial measures and are not intended to be in accordance with accounting principles generally accepted in the United States.

The Company's minimum fixed charge coverage ratio covenant is the ratio of adjusted EBITDAR to the sum of fixed charges. Fixed charges consist of rent expense, interest expense, and principal payments of long-term debt. The Company's leverage ratio covenant is the ratio of total funded indebtedness to adjusted EBITDA. Total funded indebtedness generally consists of outstanding debt, capital leases, asset retirement obligations and escrow liabilities.

As of January 31, 2013 and 2012, the Company's actual and required covenant levels under the existing agreements were as follows:

	Actual 2013	**Required 2013**	Actual 2012	Required 2012
Minimum fixed charge coverage ratio	**2.57**	**1.50**	2.98	1.50
Maximum leverage ratio	**1.99**	**3.00**	0.78	3.00

Maximum borrowings outstanding under the Company's credit agreements during the fiscal years 2013 and 2012 were $124,500,000 and $71,667,000, respectively, and the average outstanding borrowings were $97,292,000 and $49,444,000, respectively. The weighted average interest rates, including amortization of loan costs, were 3.0% and 3.3%, respectively.

Loan costs incurred for securing long-term financing are amortized using a method that approximates the effective interest method over the term of the respective loan agreement. Amortization of these costs for the fiscal years 2013, 2012 and 2011 were $392,000, $442,000 and $167,000, respectively. Amortization of loan costs is included in interest expense in the consolidated results of operations.

As of January 31, 2013 and 2012, the Company had outstanding notes payable of $11,676,000 and $7,366,000, respectively. These notes were issued under short-term unsecured borrowing arrangements at wholly owned foreign subsidiaries. The notes bear interest at an average rate of 5.6% and have stated maturities of less than one year, but are repayable on demand at the option of either the Company or the lender. Average outstanding borrowings for 2013 and 2012 were $7,677,000 and $6,759,000, respectively.

Debt outstanding as of January 31, 2013 and 2012, whose carrying value approximates fair market value, was as follows:

(in thousands)	**January 31, 2013**	January 31, 2012
Credit agreement	**$ 95,000**	$ 52,500
Capitalized lease obligations	**3,645**	315
Less amounts representing interest	**(993)**	(15)
Notes payable	**11,676**	7,366
Total debt	**109,328**	60,166
Less current maturities of long-term debt	**(12,789)**	(7,450)
Total long-term debt	**$ 96,539**	$ 52,716

As of January 31, 2013, debt outstanding will mature by fiscal year as follows:

(in thousands)	Notes Payable	Credit Agreement	Capitalized Lease Obligations	Total
2014	$ 11,586	$ -	$ 1,203	$ 12,789
2015	71	-	913	984
2016	19	-	536	555
2017	-	95,000	-	95,000
2018	-	-	-	-

(8) Other Income

Other income consisted of the following:

(in thousands)	Years Ended January 31, 2013	2012	2011
Gain from disposal of property and equipment	3,364	$ 8,247	$ 896
Gain on sale of investment securities	-	996	-
Interest income	143	196	201
Currency exchange loss	(1,379)	(310)	(458)
Other	3,696	549	(120)
Total	$ 5,824	$ 9,678	$ 519

On March 21, 2011, the Company sold its operating facility in Fontana, California, with the intent of acquiring and relocating to a new facility. In the interim until a new facility could be purchased, the Company entered into a leasehold agreement of the existing facility. The total gain on the sale of the facility was $6,354,000, of which $1,379,000 was deferred to match the expected lease payments under the leasehold agreement. The Company recognized $421,000 of the deferred gain during the fiscal year ended January 31, 2012. The deferred gain was being recognized over the 36 month term of the lease. In September 2012, the Company terminated the leasehold agreement and recognized the remaining $651,000 deferred gain on the sale of the facility.

During fiscal year 2012, the Company recognized a gain of $996,000 on the sale of certain investment securities in Australia. The securities were received in settlement of previously written off accounts receivable.

(9) Income Taxes

(Loss) income from continuing operations before income taxes consisted of the following:

(in thousands)	Years Ended January 31, 2013	2012	2011
Domestic	$ (58,593)	$ (95,949)	$ 11,677
Foreign	39,370	52,441	39,200
Total	$ (19,223)	$ (43,508)	$ 50,877

Components of income tax (benefit) expense from continuing operations were as follows:

(in thousands)	Years Ended January 31, 2013	2012	2011
Currently due:			
U.S. federal	$ (514)	$ 6,284	$ 7,676
State and local	(178)	1,853	2,566
Foreign	13,847	20,349	13,279
	13,155	28,486	23,521
Deferred:			
U.S. federal	(19,410)	(16,384)	(1,686)
State and local	(1,398)	(3,742)	(716)
Foreign	(623)	1,261	434
	(21,431)	(18,865)	(1,968)
Total	$ (8,276)	$ 9,621	$ 21,553

The Company's provision for income taxes has been allocated between continuing operations and discontinued operations. The net (loss) income from discontinued operations for fiscal years 2013, 2012 and 2011 was ($25,076,000), ($53,000) and $2,263,000, respectively. These amounts are net of income tax benefits (expense) of $16,178,000, $395,000 and ($1,028,000), respectively. The effective tax rate for discontinued operations was 39.2%, 88.2% and 31.2% for fiscal years 2013, 2012 and 2011, respectively.

Deferred income taxes result from temporary differences between the financial statement and tax bases of the Company's assets and liabilities. The sources of these differences and their cumulative tax effects were as follows as of January 31:

(in thousands)	2013 Assets	2013 Liabilities	2013 Total	2012 Assets	2012 Liabilities	2012 Total
Contract income	$ 2,563	$ -	$ 2,563	$ 2,002	$ -	$ 2,002
Inventories	1,316	(392)	924	1,132	(338)	794
Accrued insurance	4,212	-	4,212	3,502	-	3,502
Other accrued liabilities	5,849	-	5,849	4,967	-	4,967
Prepaid expenses	-	(1,116)	(1,116)	-	(950)	(950)
Bad debts	2,814	-	2,814	3,137	-	3,137
Employee compensation	9,575	-	9,575	8,149	-	8,149
Tax loss carry forward	2,735		2,735	-	-	-
Other	527	(48)	479	465	(171)	294
Total current	29,591	(1,556)	28,035	23,354	(1,459)	21,895
Valuation allowance	(2,835)	-	(2,835)	-	-	-
Cumulative translation adjustment	4,528	-	4,528	4,049	-	4,049
Buildings, machinery and equipment	798	(18,059)	(17,261)	307	(21,939)	(21,632)
Gas transportation facilities and equipment	-	-	-	-	(7,992)	(7,992)
Mineral interests and oil and gas properties	-	-	-	-	(1,428)	(1,428)
Intangible assets	2,410	(1,955)	455	1,448	(2,067)	(619)
Tax deductible goodwill	4,916	-	4,916	6,163	-	6,163
Accrued insurance	5,026	-	5,026	5,148	-	5,148
Retirement benefits	2,201	-	2,201	1,776	-	1,776
Share-based compensation	5,988	-	5,988	5,367	-	5,367
Tax loss carry forward	4,791		4,791	1,584	-	1,584
Foreign tax credit carry forward	20,954	-	20,954	9,500	-	9,500
Unremitted foreign earnings	-	(3,636)	(3,636)	-	(3,087)	(3,087)
Other	1,534	-	1,534	2,372	-	2,372
Total noncurrent	53,146	(23,650)	29,496	37,714	(36,513)	1,201
Valuation allowance	(6,519)	-	(6,519)	(11,084)	-	(11,084)
Total	$ 73,383	$ (25,206)	$ 48,177	$ 49,984	$ (37,972)	$ 12,012

In assessing the need for a valuation allowance, the Company considered both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weight given to the positive and negative evidence was commensurate with the extent to which the evidence could be objectively verified. Management determined that the Company was not in a cumulative loss position as of January 31, 2013, 2012 and 2011, respectively, based on an analysis of income over the current and prior two fiscal years, after adjusting for significant non-recurring charges. The Company considered the periods in which future reversals of existing taxable and deductible temporary differences are likely to occur, future taxable income, taxable income available in prior carry back years, and the availability of tax-planning strategies when determining the realizability of recorded deferred tax assets. The Company determined that it is more-likely-than-not the deferred tax asset was realizable at January 31, 2013, 2012 and 2011, respectively, and no valuation allowance was needed at this time, other than for a portion of the foreign tax credit carry forwards, for which the Company has in the past and continues to conclude that such carry forward benefits may not be used before they expire.

The Company has U.S. federal loss carry forwards that will expire if not used prior to January 31, 2033, and Canadian loss carry forwards that will expire if not used between January 31, 2030 and January 31, 2032. The Company also has foreign tax credit carry forwards that will expire if not used between January 31, 2018 and 2023.

As of January 31, 2013, undistributed earnings of foreign subsidiaries and certain foreign affiliates included $80,800,000 for which no federal income or foreign withholding taxes have been provided. These earnings, which are considered to be invested indefinitely, become subject to income tax if they were remitted as dividends or if the Company were to sell its stock in the affiliates or subsidiaries. It is not practicable to determine the amount of income or withholding tax that would be payable upon remittance of these earnings.

Deferred income taxes were provided on undistributed earnings of certain foreign subsidiaries and foreign affiliates where the earnings are not considered to be invested indefinitely.

A reconciliation of the total income tax (benefit) expense from continuing operations to the statutory federal rate is as follows for the years ended January 31:

(in thousands)	2013 Amount	2013 Effective Rate	2012 Amount	2012 Effective Rate	2011 Amount	2011 Effective Rate
Income tax at statutory rate	**$ (6,728)**	**35.0** %	$(15,228)	35.0 %	$ 17,806	35.0 %
State income tax, net	**(1,024)**	**5.3**	(1,228)	2.8	1,203	2.4
Difference in tax expense resulting from:						
Nondeductible goodwill impairment	-	-	22,500	(51.7)	-	-
Nondeductible expenses	**960**	**(5.0)**	1,257	(2.9)	1,078	2.1
Loss on remeasurement of equity method		-		-		-
investment	**2,697**	**(14.0)**				
Taxes on foreign affiliates	**(4,707)**	**24.5**	(7,141)	16.4	(4,106)	(8.1)
Taxes on foreign operations	**1,965**	**(10.2)**	10,192	(23.4)	7,833	15.4
Cash surrender value of life insurance	**(567)**	**3.0**	87	(0.2)	(260)	(0.5)
Qualified production activity deduction	-	-	(662)	1.5	(980)	(1.9)
Other	**(872)**	**4.5**	(156)	0.4	(1,021)	(2.0)
Total	**$ (8,276)**	**43.1** %	$ 9,621	(22.1) %	$ 21,553	42.4 %

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	**2013**	2012	2011
Balance, beginning of year	**$ 13,322**	$ 12,016	$ 9,312
Additions based on tax positions related to current year	**2,501**	2,534	1,734
Additions for tax positions of prior years	**34**	637	1,051
Additions related to acquired subsidiaries	**1,387**	-	982
Impact of changes in exchange rate	-	130	265
Settlement with tax authorities	**(1,087)**	(1,070)	(46)
Reductions for tax positions of prior years	-	(214)	(13)
Reductions due to the lapse of statutes of limitation	**(2,774)**	(711)	(1,269)
Balance, end of year	**$ 13,383**	$ 13,322	$ 12,016

Substantially all of the unrecognized tax benefits recorded at January 31, 2013, 2012 and 2011 would affect the effective rate if recognized. It is reasonably possible that the amount of unrecognized tax benefits will decrease during the next year by approximately $2,000,000 due to settlements of audit issues and expiration of statutes of limitation.

The Company classifies interest and penalties related to income taxes as a component of income tax expense. As of January 31, 2013, 2012 and 2011, the Company had $8,809,000, $6,810,000 and $5,251,000, respectively, of interest and penalties accrued associated with unrecognized tax benefits. The liability for interest and penalties increased $1,999,000, $1,559,000 and $1,565,000 during fiscal years 2013, 2012 and 2011, respectively.

The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions and certain foreign jurisdictions. During the tax year ended January 31, 2013, the U.S. federal statute of limitations expired for the tax year ended January 31, 2009. The statute of limitations remains open for tax years ended January 31, 2010 through 2013. The tax years ended January 31, 2011 and 2012 are currently under examination. The Company has two state examinations currently in progress.

The Company files income tax returns in the foreign jurisdictions where it operates. The returns are subject to examination which may be ongoing at any point in time. Tax liabilities are recorded based on estimates of additional taxes which will be due upon settlement of those examinations. The tax years subject to examination by foreign tax authorities vary by jurisdiction, but generally the tax years 2008 through 2013 remain open to examination.

(10) Operating Lease and Asset Retirement Obligations

Future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year from January 31, 2013, are as follows:

(in thousands)	Operating Leases
2014	$ 6,295
2015	3,933
2016	2,589
2017	2,001
2018	1,611
Minimum lease payments	$ 16,429

The Company's operating leases are primarily for light and medium duty trucks and other equipment. Rent expense under operating leases (including insignificant amounts of contingent rental payments) was $23,873,000, $28,924,000 and $29,106,000 in 2013, 2012 and 2011, respectively.

Asset retirement obligations consist of the estimated costs of dismantlement, removal, site reclamation and similar activities associated with our oil and gas properties. An asset retirement obligation and the related asset retirement cost are recorded when a well is drilled and completed. The asset retirement cost is determined based on the expected costs to complete the reclamation at the end of the well's economic life, discounted to its present value using a credit adjusted risk-free-rate. After initial recording, the liability is increased for the passage of time, with the increase being reflected in the consolidated results of operations as depreciation, depletion and amortization. Asset retirement costs are capitalized as part of oil and gas properties and depleted accordingly. During fiscal year 2013, the Company sold the assets of its Energy Division. These obligations were included as part of the sale.

Asset retirement obligations recorded in other long-term liabilities as of January 31, 2013, 2012 and 2011 were as follows:

(in thousands)	**January 31, 2013**	January 31, 2012	January 31, 2011
Beginning asset retirement obligation	**$ 1,835**	$ 1,667	$ 1,498
Liabilities incurred during year	**-**	63	71
Liabilities settled during year	**-**	-	-
Accretion expense	**75**	105	98
Liability transferred upon sale of business	**(1,910)**	-	-
Ending asset retirement obligation	**$ -**	$ 1,835	$ 1,667

(11) Employee Benefit Plans

The Company's salaried and certain hourly employees participate in Company sponsored, defined contribution plans. Total expense for the Company's portion of these plans was $3,962,000, $4,107,000 and $4,347,000 in the fiscal years 2013, 2012 and 2011, respectively.

The Company has a deferred compensation plan for certain management employees. Participants may elect to defer up to 25% of their salaries and up to 50% of their bonuses to the plan. Company matching contributions, and the vesting period of those contributions, are established at the discretion of the Company. Employee deferrals are vested at all times. The total amount deferred, including Company matching, for the fiscal years 2013, 2012 and 2011 was $1,273,000, $1,974,000 and $1,499,000, respectively. The total liability for deferred compensation was $12,377,000 and $11,201,000 as of January 31, 2013 and 2012, respectively. These liabilities are included in other long-term liabilities.

The Company contributes to 33 multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

- assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers;
- if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and
- if the Company chooses to stop participating in some of its multiemployer plans, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

In accordance with accounting guidance, the Company evaluated each of its multiemployer plans to determine if any were individually significant to the Company. The evaluation was based on the following criteria:

- the Company's total employees participating in the multiemployer plan compared to the total employees covered by the plan;
- the Company's total contributions to the multiemployer plan as a percentage of the total contributions to the plan by all participating employers; and
- the amount of potential liability that could be incurred due to the Company's withdrawal from the multiemployer plan, underfunded status of the plan or other participating employers' withdrawal from the plan.

As of January 31, 2013 and 2012 the Company did not participate in multiemployer plans that would be considered individually significant.

The Company makes contributions to these multiemployer plans equal to the amounts accrued for pension expense. Total contributions and union pension expense for these plans was $3,157,000, $3,133,000 and $3,568,000 in the fiscal years 2013, 2012 and 2011, respectively. Information regarding assets and accumulated benefits of these plans has not been made available to the Company.

The Company also provides supplemental retirement benefits to its former chief executive officer. Benefits are computed based on the compensation earned during the highest five consecutive years of employment reduced for a portion of Social Security benefits and an annuity equivalent of his defined contribution plan balance. The Company does not contribute to the plan or maintain any investment assets related to the expected benefit obligation. The Company has recognized the full amount of its actuarially determined pension liability. The amount recognized in the Company's consolidated balance sheets at January 31, 2013 and 2012 were $5,644,000 and $4,553,000, respectively, and are included in other long-term liabilities. Net periodic pension cost of the supplemental retirement benefits for the fiscal years 2013, 2012 and 2011 was $1,430,000, $1,133,000 and $521,000, respectively.

(12) Stock and Stock Option Plans

The Company had previously adopted a Rights Agreement whereby the Company authorized and declared a dividend of one preferred share purchase right ("Right") for each outstanding common share of the Company. The Rights Agreement expired in October 2011 and was not renewed.

The Company has stock option and employee incentive plans that provide for the granting of options to purchase or the issuance of shares of common stock at a price fixed by the Board of Directors or a committee. As of January 31, 2013, there were 558,714 shares which remain available to be granted under the plan as stock options. The Company has the ability to issue shares under the plans either from new issuances or from treasury, although it has previously always issued new shares and expects to continue to issue new shares in the future. In fiscal years 2012 and 2011, the Company purchased and subsequently cancelled 5,382 and 5,441, respectively, shares of stock related to settlement of withholding obligations. There were no such treasury stock transactions in fiscal year 2013.

The Company recognized $2,924,000, $3,796,000 and $3,499,000 of compensation cost for share-based plans for fiscal years 2013, 2012 and 2011, respectively. Of these amounts, $905,000, $1,655,000 and $1,057,000, respectively, related to non-vested stock. The total income tax benefit recognized for share-based compensation arrangements was $1,140,000, $1,480,000 and $1,365,000 for fiscal years 2013, 2012 and 2011, respectively.

Options outstanding as of January 31, 2013, as well as the related exercise price and remaining contractual term were as follows:

Grant Date	Options Outstanding	Options Exercisable	Exercise Price	Remaining Contractual Term (Months)
6/04	20,000	20,000	$ 16.60	17
6/04	53,076	53,076	16.65	17
6/05	10,000	10,000	17.54	29
9/05	94,707	94,707	23.05	32
1/06	173,981	173,981	27.87	36
6/06	80,000	80,000	29.29	41
6/07	65,625	65,625	42.26	53
7/07	25,500	25,500	42.76	54
2/08	72,439	72,439	35.71	60
1/09	6,000	6,000	24.01	71
2/09	162,752	162,749	15.78	72
2/09	4,580	4,580	15.78	72
6/09	92,551	92,551	21.99	76
6/09	2,472	2,472	21.99	76
2/10	76,590	51,057	27.79	84
2/10	2,721	2,721	25.44	84
2/11	93,193	31,054	33.10	96
3/11	1,312	437	34.50	98
6/11	2,096	698	28.71	100
7/11	17,893	5,963	29.31	102
2/12	174,649	10,140	24.32	108
4/12	27,135	-	21.77	110
7/12	16,477	-	20.89	113
8/12	9,554	-	20.56	114
	1,285,303	965,750		

All options were granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant. The options have contractual terms of 10 years from the date of grant and generally vest ratably over periods of one month to five years. All options outstanding are expected to vest. Certain option awards provide for accelerated vesting if there is a change of control (as defined in the plans) and for equitable adjustments in the event of changes in the Company's equity structure.

The Company determines the fair value of share-based compensation granted in the form of stock options using the lattice valuation model or the Black-Scholes valuation model. The valuations in each respective year were made using the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock price. The Company uses historical data to estimate expected term and employee termination within the valuation model. The risk-free interest rate for the periods within the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The weighted-average fair value at the date of grant for options granted during the fiscal years 2013, 2012 and 2011 was $10.93, $18.70 and $16.08, respectively.

	Years Ended January 31,		
Assumptions:	**2013**	2012	2011
Weighted-average expected volatility	**55.1%**	65.0%	65.0%
Expected dividend yield	**0%**	0%	0%
Risk-free interest rate	**1.32%**	1.94%	2.43%
Expected term (in years)	**6.0**	5.4	5.4

Stock option transactions for the fiscal years 2013, 2012 and 2011 were as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic Value (in thousands)
Outstanding at February 1, 2010	1,026,227	$ 24.86		
Granted	88,011	27.72		
Exercised	(53,380)	16.78		$ 757
Forfeited	(29,384)	31.01		
Outstanding at January 31, 2011	1,031,474	25.34		
Granted	123,144	32.49		
Exercised	(10,611)	20.77		122
Forfeited	(10,796)	29.57		
Outstanding at January 31, 2012	1,133,211	26.12		
Granted	280,547	23.32		
Exercised	(54,637)	17.44		13
Forfeited	(73,818)	24.50		
Outstanding at January 31, 2013	1,285,303	25.97	5.5	1,784
Exercisable at January 31, 2011	693,587	26.23		
Exercisable at January 31, 2012	860,756	26.11		
Exercisable at January 31, 2013	965,750	25.95	4.5	1,710

Non-vested share transactions for the fiscal years 2013, 2012 and 2011 were as follows:

	Number of Shares	Average Grant Date Fair Value	Intrinsic Value (in thousands)
Nonvested stock at February 1, 2010	79,336	$ 36.23	
Granted	58,709	27.42	
Vested	(28,436)	32.91	
Forfeited	(1,824)	40.54	
Nonvested stock at January 31, 2011	107,785	32.24	
Granted	193,188	30.67	
Vested	(34,876)	35.48	
Canceled	(33,251)	35.71	
Forfeited	(5,927)	30.43	
Nonvested stock at January 31, 2012	226,919	29.94	
Granted	110,958	22.29	
Vested	(15,720)	26.70	
Canceled	(46,491)	27.79	
Nonvested stock at January 31, 2013	275,666	27.41	$ 5,905

All nonvested stock awards are valued as of the grant date closing stock price and generally vest ratably over service periods of one to five years. Certain nonvested stock awards vest based upon the Company meeting various performance goals. Certain nonvested stock awards provide for accelerated vesting if there is a change of control (as defined in the plans) and for equitable adjustment in the event of changes in the Company's equity structure.

(13) Fair Value Measurements

The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in the valuation, gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. The three levels of the hierarchy are as follows:

- **Level 1** – Unadjusted quoted prices in active markets for identical assets or liabilities.
- **Level 2** – Observable inputs other than those included in Level 1, such as quoted market prices for similar assets and liabilities in active markets or quoted prices for identical assets in inactive markets.

- **Level 3** – Unobservable inputs reflecting the Company's own assumptions and best estimate of what inputs market participants would use in pricing an asset or liability.

The Company's assessment of the significance of a particular input to the fair value in its entirety requires judgment and considers factors specific to the asset or liability. The Company's financial instruments held at fair value, which include restricted deposits held in acquisition escrow accounts and contingent earnout of acquired businesses, are presented below as of January 31, 2013 and 2012:

		Fair Value Measurements		
(in thousands)	Carrying Value	Level 1	Level 2	Level 3
January 31, 2013				
Financial Assets:				
Restricted deposits held at fair value	**$ 2,861**	**$ 2,861**	**$ -**	**$ -**
Financial Liabilities:				
Contingent earnout of acquired businesses[(1)]	**$ -**	**$ -**	**$ -**	**$ -**
January 31, 2012				
Financial Assets:				
Restricted deposits held at fair value	$ 3,586	$ 3,586	$ -	$ -
Financial Liabilities:				
Contingent earnout of acquired businesses[(1)]	$ 541	$ -	$ -	$ 541

(1) The fair value of the contingent earnout of acquired businesses is determined using a mark-to-market modeling technique based on significant unobservable inputs calculated using a discounted future cash flows approach. Key assumptions include a discount rate of 41.2% and annual revenues of acquired businesses ranging from $1,500,000 to $6,100,000 over the life of the earnout. On July 31, 2012, the contingent earnout was reassessed and, based on our estimates of the likelihood of future revenues subject to the earnout provisions, assigned no value. Our conclusions have not changed as of January 31, 2013.

(14) Contingencies

The Company's drilling activities involve certain operating hazards that can result in personal injury or loss of life, damage and destruction of property and equipment, damage to the surrounding areas, release of hazardous substances or wastes and other damage to the environment, interruption or suspension of drill site operations and loss of revenues and future business. The magnitude of these operating risks is amplified when the Company, as is frequently the case, conducts a project on a fixed-price, bundled basis where the Company delegates certain functions to subcontractors but remains responsible to the customer for the subcontracted work. In addition, the Company is exposed to potential liability under foreign, federal, state and local laws and regulations, contractual indemnification agreements or otherwise in connection with its services and products. Litigation arising from any such occurrences may result in the Company being named as a defendant in lawsuits asserting large claims. Although the Company maintains insurance protection that it considers economically prudent, there can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all claims or hazards to which the Company may be subject or that the Company will be able to continue to obtain such insurance protection. A successful claim or damage resulting from a hazard for which the Company is not fully insured could have a material adverse effect on the Company. In addition, the Company does not maintain political risk insurance with respect to its foreign operations.

In connection with the Company updating its Foreign Corrupt Practices Act ("FCPA") policy, questions were raised internally in late September 2010 about, among other things, the legality of certain payments by the Company to agents and other third parties interacting with government officials in certain countries in Africa. The Audit Committee of the Board of Directors engaged outside counsel to conduct an internal investigation to review these payments with assistance from outside accounting firms. The internal investigation has found documents and information suggesting that improper payments, which may violate the FCPA and other local laws, were made over a considerable period of time, by or on behalf of, certain foreign subsidiaries of the Company to third parties interacting with government officials in Africa relating to the payment of taxes, the importing of equipment and the employment of expatriates. We have made a voluntary disclosure to the United States Department of Justice ("DOJ") and the Securities and Exchange Commission ("SEC") regarding the results of our investigation and we are cooperating with the DOJ and the SEC in connection with their review of the matter.

In February 2012, we began having discussions with the DOJ and SEC regarding the potential resolution of this matter and have held follow-up discussions with both the DOJ and SEC since that time. The discussions with the government are ongoing and the Company is currently unable to assess whether the government will accept voluntary settlement terms that would be acceptable to the Company. As of January 31, 2012, the Company accrued a $3,715,000 liability representing the Company's initial estimate, based on, among other things, the results of its own internal investigation and an analysis of recent and similar FCPA settlements, of the amount that it may be required to disgorge to the SEC in estimated benefits, plus interest thereon. At the request of the SEC and DOJ, the Company has performed and provided the government additional analysis regarding the estimated benefits that the Company may have received, or intended to receive and interest from the payments in question. Accordingly, no assurance is made or can be given that the government will accept this estimated disgorgement and interest amount. The estimated disgorgement amount recorded at January 31, 2013, remains $3,715,000. Investors are cautioned to not rely upon the presently accrued liability as accurately reflecting the ultimate amount that the Company may be required to pay as disgorgement and interest thereon.

In addition to the ultimate liability for disgorgement and related interest, the Company believes that it could be further liable for fines and penalties as part of any settlement. At this time, the Company is not able to reasonably estimate the amount of any fine or penalty that it may have to pay as a part of any possible settlement. Furthermore, the Company cannot currently assess the potential liability that might be incurred if a settlement is not reached and the government were to litigate the matter. As such, based on the information available at this time any additional liability related to this matter is not reasonably estimable. The Company will continue to evaluate the amount of its liability pending final resolution of the investigation and any related settlement discussions with the government. The amount of the actual liability for any fines, penalties, disgorgement or interest that may be recorded in connection with a final settlement could be significantly higher than the liability accrued to date.

The Company is involved in various other matters of litigation, claims and disputes which have arisen in the ordinary course of the Company's business. The Company believes that the ultimate disposition of these matters will not, individually and in the aggregate, have a material adverse effect upon its business or consolidated financial position, results of operations or cash flows.

(15) Discontinued Operations

After weighing alternatives, during the second quarter of fiscal year 2013, the Company authorized the sale of the Energy Division and entered into negotiations for the sale of substantially all of the Energy Division assets to a third party. As of July 31, 2012, the Company considered the Energy Division as a discontinued operation and reflected it as such retrospectively in the consolidated financial statements. We recorded a loss of $32,589,000 as of July 31, 2012, based on the difference between its carrying value as a continuing operation and the expected selling price, less costs to sell. The tax benefit related to this loss was $12,541,000.

On October 1, 2012, the Company completed the sale of all of the exploration and production assets of its Energy Division for $15,000,000. No additional loss on disposal of the net assets was recognized. Pursuant to the sale agreement, the Company received $13,500,000 and expects to receive an additional $1,500,000 in October 2013 when certain conditions are met. The sale agreement provides for additional proceeds of $2,000,000 contingent on natural gas futures prices exceeding $5.25 per MMBTU for five months out of any given six consecutive months occurring during the 36 months following closing. The amount will be recorded as additional proceeds if the conditions are met.

The financial results of discontinued operations include an accrual of $3,900,000 recorded in the fourth quarter of fiscal 2013 associated with certain litigation claims, related to the Energy Division, which were retained by the Company. The financial results were as follows:

	Years Ended January 31,		
(in thousands)	**2013**	2012	2011
Revenues	**$ 8,520**	$ 20,388	$ 25,754
(Loss) income before income taxes	**(41,254)**	(448)	3,291
Income tax benefit (expense)	**16,178**	395	(1,028)
Net (loss) income from discontinued operations	**(25,076)**	(53)	2,263

(16) Segments and Foreign Operations

The Company is a global solutions provider to the world of essential natural resources – water, minerals and energy. Management defines the Company's operational and organizational structure into discrete divisions based on its primary product lines. Each division comprises a combination of individual district offices, which primarily offer similar types of services and serve similar types of markets. Although individual offices within a division may periodically perform services normally provided by another division, the results of those services are recorded in the offices' own division. For example, if a Mineral Exploration Division office performed water well drilling services, the revenues would be recorded in the Mineral Exploration Division rather than the Water Resources Division.

The Company's segments are defined as follows:

Water Resources Division

Our Water Resources Division provides our customers with every aspect of water supply system development and technology, including hydrologic design and construction, source of supply exploration, well and intake construction and well and pump rehabilitation. The division also brings new technologies to the water and wastewater markets and offers water treatment equipment engineering services, providing systems for the treatment of regulated and "nuisance" contaminants, specifically, iron, manganese, hydrogen sulfide, arsenic, radium, nitrate, perchlorate, and volatile organic compounds. The Water Resources Division provides water systems and services in most regions of the U.S.

Inliner Division

Our Inliner Division provides a wide range of process, sanitary and storm water rehabilitation solutions to municipalities and industrial customers dealing with aging infrastructure needs. We focus on our proprietary Inliner® cured-in-place pipe ("CIPP") which allows us to rehabilitate aging sanitary sewer, storm water and process water infrastructure to provide structural rebuilding as well as infiltration and inflow reduction. Our trenchless technology minimizes environmental impact and reduces or eliminates surface and social disruption. We are somewhat unique in that the technology itself, the liner tube manufacturer and the largest installer of the Inliner CIPP technology are all housed within our family of companies. While we focus on our proprietary Inliner CIPP, we are committed to full system renewal. We also provide a wide variety of other rehabilitative methods including Janssen structural renewal for service lateral connections and mainlines, slip lining, traditional excavation and replacement, U-Liner high-density polyethylene fold and form and manhole renewal with cementitious and epoxy products. The Inliner Division provides services in most regions of the U.S.

Heavy Civil Division

Our Heavy Civil Division delivers sustainable solutions to government agencies and industrial clients by overseeing the design and construction of water and wastewater treatment plants and pipeline installation. In addition, Heavy Civil builds radial collector wells (Ranney Method), surface water intakes, pumping stations, hard rock tunnels and marine construction services – all in support of the world's water infrastructure. Beyond water solutions, our Heavy Civil Division also designs and constructs biogas facilities (anaerobic digesters) for the purpose of generating and capturing methane gas, an emerging renewable energy resource. The Heavy Civil Division provides services in most regions of the U.S.

Geoconstruction Division

We provide specialized geotechnical foundation construction services to the heavy civil, industrial, commercial and private construction markets around the globe. We have the expertise and equipment to provide the most appropriate deep foundation system, ground improvement and earth support solution to be applied given highly variable geological and site conditions. In addition, we offer extensive experience in successful completion of complex and schedule-driven major underground construction projects. We provide services that are focused primarily on the foundation systems for dams/levees, tunnel shafts, utility systems, subways or transportation systems, commercial building and port facilities. Services offered include jet grouting, structural diaphragm and slurry cutoff walls, cement and chemical grouting, drilled piles, ground improvement and earth retention systems. The Geoconstruction Division provides services in most regions of the U.S., as well as Brazil and Uruguay.

Mineral Exploration Division

Our Mineral Exploration Division conducts primarily aboveground drilling activities, including all phases of core drilling, reverse circulation, dual tube, hammer and rotary air-blast methods. Our service offerings include both exploratory ('greenfield') and definition ('brownfield') drilling. Global mining companies hire us to extract samples from their sites that they analyze for mineral content before investing heavily in development to extract the minerals. We help our clients determine if a minable mineral deposit exists on the site, the economic viability of mining the site and the geological properties of the ground, which helps in the determination of mine planning. Our primary markets are in the western U.S., Mexico, Australia, Brazil and Africa. We also have ownership interests in foreign affiliates operating in Latin America that form our primary presence in this market.

Other

Other includes our Layne Energy Services initiative of expanding water related services to the energy markets and any other specialty operations not included in one of the other divisions.

Financial information for the Company's segments is presented below. Unallocated corporate expenses primarily consist of general and administrative functions performed on a company-wide basis and benefiting all segments. These costs include accounting, financial reporting, internal audit, treasury, corporate and securities law, tax compliance, executive management and board of directors. Corporate assets are all assets of the Company not directly associated with a segment, and consist primarily of cash and deferred income taxes.

	Years Ended January 31,		
(in thousands)	**2013**	2012	2011
Revenues			
Water Resources	**$ 278,529**	$ 274,556	$ 248,907
Inliner	**133,256**	132,108	116,566
Heavy Civil	**278,131**	343,760	353,304
Geoconstruction	**133,247**	89,210	77,969
Water Infrastructure Group	**823,163**	839,634	796,746
Mineral Exploration	**246,582**	268,909	199,946
Other	**5,879**	4,215	3,213
Total revenues	**$ 1,075,624**	$ 1,112,758	$ 999,905
Equity in earnings of affiliates			
Geoconstruction	**$ 3,872**	$ 3,345	$ 517
Mineral Exploration	**16,700**	21,302	12,636
Total equity in earnings of affiliates	**$ 20,572**	$ 24,647	$ 13,153
Income (loss) from continuing operations before income taxes			
Water Resources	**$ 4,426**	$ (5,967)	$ 17,377
Inliner	**9,936**	(13,236)	9,426
Heavy Civil	**(32,308)**	(61,649)	9,637
Geoconstruction	**517**	12,828	11,708
Water Infrastructure Group	**(17,429)**	(68,024)	48,148
Mineral Exploration	**45,969**	62,259	34,947
Other	**(7,445)**	(4,520)	(400)
Unallocated corporate expenses	**(36,009)**	(30,866)	(30,224)
Interest expense	**(4,309)**	(2,357)	(1,594)
Total (loss) income from continuing operations before income taxes	**$ (19,223)**	$ (43,508)	$ 50,877
Investment in affiliates			
Geoconstruction	**$ 384**	$ 20,011	$ 16,666
Mineral Exploration	**77,906**	68,286	52,486
Total investment in affiliates	**$ 78,290**	$ 88,297	$ 69,152

(in thousands)	As of and Years Ended January 31, 2013	2012	2011
Revenues by product line			
Water systems	**$ 219,693**	$ 208,558	$ 181,281
Water treatment technologies	**54,276**	51,410	49,109
Sewer rehabilitation	**133,256**	132,108	116,757
Water and wastewater plant construction	**129,446**	200,513	237,360
Pipeline construction	**108,408**	112,446	85,486
Soil stabilization	**167,711**	115,402	100,685
Environmental and specialty drilling	**7,246**	17,902	14,312
Exploration drilling	**249,247**	271,442	201,479
Other	**6,341**	2,977	13,436
Total revenues by product line	**$ 1,075,624**	$ 1,112,758	$ 999,905
Capital expenditures			
Water Resources	**$ 36,077**	$ 27,816	$ 28,535
Inliner	**2,579**	3,218	2,938
Heavy Civil	**1,088**	5,413	4,302
Geoconstruction	**6,760**	8,240	3,242
Mineral Exploration	**24,682**	16,921	19,309
Other	**1,650**	2,529	2,717
Discontinued operations	**1,672**	4,126	3,289
Corporate	**2,995**	2,563	2,871
Total capital expenditures	**$ 77,503**	$ 70,826	$ 67,203
Depreciation and amortization			
Water Resources	**$ 15,285**	$ 14,222	$ 12,405
Inliner	**2,647**	2,880	2,332
Heavy Civil	**7,096**	7,389	7,095
Geoconstruction	**11,413**	8,819	3,619
Mineral Exploration	**19,030**	15,145	13,070
Other	**550**	5,381	4,712
Corporate	**5,376**	2,204	1,604
Total depreciation and amortization	**$ 61,397**	$ 56,040	$ 44,837
Assets			
Water Resources	**$ 154,207**	$ 194,902	$ 178,744
Inliner	**67,027**	61,601	46,262
Heavy Civil	**114,361**	123,475	187,333
Geoconstruction	**170,064**	113,612	118,805
Mineral Exploration	**213,908**	203,277	165,230
Other	**6,804**	13,585	15,600
Discontinued operations	**-**	52,893	57,047
Corporate	**85,855**	42,491	47,631
Total assets	**$ 812,226**	$ 805,836	$ 816,652

(in thousands)	As of and Years Ended January 31, 2013	2012	2011
Geographic Information :			
Revenues			
United States	**$ 839,337**	$ 877,757	$ 832,465
Africa/Australia	**88,888**	110,012	79,546
Mexico	**69,970**	58,166	43,734
Other foreign	**77,429**	66,823	44,160
Total revenues	**$ 1,075,624**	$ 1,112,758	$ 999,905
Property and equipment, net			
United States	**$ 177,198**	$ 231,838	$ 215,966
Africa/Australia	**29,875**	24,900	24,749
Mexico	**10,582**	9,559	9,311
Other foreign	**48,885**	11,060	9,830
Total property and equipment, net	**$ 266,540**	$ 277,357	$ 259,856

(17) New Accounting Pronouncements

The FASB has recently issued two Accounting Standards Updates. The first, ASU 2013-01, "Clarifying the Scope of Disclosures About Offsetting Assets and Liabilities", is effective for fiscal years beginning on or after January 1, 2013.
This limits the scope of offsetting disclosures to recognized derivative instruments accounted for in accordance with ASC 815. The Company does not expect this to have an impact on their consolidated financial statements.

On February 5, 2013, the FASB issued ASU 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income", which is effective for fiscal years (and interim periods within those years) beginning after December 15, 2012. This requires the Company to present information about significant items reclassified out of Accumulated Other Comprehensive Income (AOCI) either on the face of the income statement or as a separate disclosure in the notes to the financial statements. This is not expected to have a material impact on the Company's consolidated financial statements.

In July, 2012, the FASB issued ASU 2012-02, "Testing Indefinite-Lived Intangible Assets for Impairment" ("ASU 2012-02"), which is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. This guidance permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles-Goodwill and Other-General Intangibles Other than Goodwill. The more-likely than-not threshold is defined as having a likelihood of more than 50 percent. If the Company determines that it is not more likely than not that the asset is impaired, the Company will have an option not to calculate annually the fair value of an indefinite-lived intangible asset. The adoption of ASU 2012-02 is not expected to have a significant impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment" ("ASU 2011-08"), which is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2011. The provisions of ASU 2011-08 gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step 1 of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. Since the Company chose not to perform the optional qualitative assessment, the adoption of ASU 2011-08 did not have a significant impact on the Company's consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"), which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. The adoption of ASU 2011-04 did not have a significant impact on the Company's consolidated financial statements.

(18) Quarterly Results (Unaudited)

Unaudited quarterly results were as follows:

(in thousands, except per share data)	2013			
	First	**Second**	**Third**	**Fourth**
Revenues	**$ 273,443**	**$ 289,560**	**$ 282,879**	**$ 229,742**
Net income (loss) from continuing operations	**4,897**	**(2,761)**	**9,012**	**(22,095)**
Net income (loss)	**3,991**	**(23,866)**	**8,665**	**(24,813)**
Net income attributable to noncontrolling interests	**(241)**	**(159)**	**(189)**	**(39)**
Net income (loss) attributable to Layne	**3,750**	**(24,025)**	**8,476**	**(24,852)**
Basic income (loss) per share - continuing operations	**0.24**	**(0.15)**	**0.45**	**(1.13)**
Diluted income (loss) per share - continuing operations	**0.24**	**(0.15)**	**0.45**	**(1.13)**
Basic income (loss) per share	**0.19**	**(1.23)**	**0.43**	**(1.27)**
Diluted income (loss) per share	**0.19**	**(1.23)**	**0.43**	**(1.27)**

During the fourth quarter of fiscal year 2013, the Company recorded non-cash impairment charges of $7,292,000, or $4,357,000 after income tax. See Note 5 for a further discussion of the impairments recorded.

(in thousands, except per share data)	2012			
	First	Second	Third	Fourth
Revenues	$ 261,711	$ 289,310	$ 289,813	$ 271,924
Net income (loss) from continuing operations	13,005	10,906	9,536	(86,576)
Net income (loss)	13,632	11,178	9,581	(87,573)
Net (loss) attributable to noncontrolling interests	(566)	(568)	(828)	(931)
Net income (loss) attributable to Layne	13,066	10,610	8,753	(88,504)
Basic income (loss) per share - continuing operations	0.64	0.54	0.46	(4.50)
Diluted income (loss) per share - continuing operations	0.64	0.53	0.44	(4.50)
Basic income (loss) per share	0.67	0.55	0.45	(4.55)
Diluted income (loss) per share	0.66	0.54	0.45	(4.55)

During the fourth quarter of fiscal year 2012, the Company recorded non-cash goodwill and definite-lived intangible asset impairment charges of $97,529,000, or $84,641,000 after income tax. See Note 5 for a further discussion of the impairments recorded.

(19) Subsequent Events

As of January 31, 2013, the Company maintained a bank account in the country of Mauritania with a recorded balance of approximately $2,600,000. Subsequently, the Company has received information of a dispute between the bank and the central regulatory body in Mauritania and that the bank may be ceasing operations. The Company's balance in the bank account when the dispute arose was $2,900,000. The Company is in the process of engaging local counsel to protect its interests and assist in recovering the funds. At this time, the Company is not able to estimate the amount of funds, if any, which it will be unable to recover.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)

As further discussed in Note 15 to the Consolidated Financial Statements, during fiscal year 2013, we completed the sale of substantially all of the assets of our Energy Division. At January 31, 2013, we have no oil and gas producing activities. Accordingly, the information presented below only includes information of our operations through the completion of the sale on October 1, 2012. The Company's oil and gas activities were primarily conducted in the United States.

Capitalized Costs Related to Oil and Gas Producing Activities

Capitalized costs and associated depletion relating to oil and gas producing activities as of January 31, 2012, were as follows:

(in thousands)		
Oil and gas properties	$	102,251
Mineral interest in oil and gas properties		21,374
		123,625
Accumulated depletion		(100,170)
Net capitalized costs	$	23,455

Accumulated depletion includes non-cash ceiling test impairments recorded in 2010 and earlier. There were no such impairments during the year ended January 31, 2012.

Unproved oil and gas properties at January 31, 2012, totaled $153,000. Unevaluated mineral interest costs excluded from depletion at January 31, 2012, totaled $6,185,000.

Capitalized costs and associated depreciation relating to gas transportation facilities and equipment at January 31, 2012, were as follows:

(in thousands)		
Gas transportation facilities and equipment	$	40,995
Accumulated depreciation		(15,009)
Net capitalized costs	$	25,986

Capitalized costs incurred in gas transportation facilities and equipment during the fiscal years 2013 and 2012 totaled $58,000 and $109,000, respectively.

Cost Incurred in Oil and Gas Producing Activities

Capitalized costs incurred in oil and gas producing activities were as follows during the fiscal years 2013 and 2012:

	Years Ended January 31,			
(in thousands)		**2013**		2012
Acquisition				
Proved	**$**	**102**	$	331
Unproved		**-**		-
Exploration		**-**		431
Development		**1,512**		3,003
Provision for future asset retirement costs		**-**		63
Total	**$**	**1,614**	$	3,828

Results of Operations for Oil and Gas Producing Activities

Results of operations relating to oil and gas producing activities are set forth in the following tables for the years ended January 31, 2013, 2012 and 2011, on a dollar and per Mcf basis and include only revenues and operating costs directly attributable to oil and gas producing activities. General corporate overhead, interest costs, transportation of third party gas and other non-oil and gas producing activities are excluded. The income tax expense is calculated by applying statutory tax rates to the revenues after deducting costs, which include depletion allowances.

	Years Ended January 31,					
(in thousands)		**2013**		2012		2011
Revenues	**$**	**7,420**	**$**	**17,702**	$	23,955
Production taxes		**(118)**		**(505)**		(592)
Lease operating expenses		**(4,282)**		**(5,987)**		(8,628)
Depletion		**(2,946)**		**(4,131)**		(5,652)
Depreciation and amortization		**(1,522)**		**(2,955)**		(2,979)
Administrative expenses		**(1,889)**		**(2,308)**		(2,931)
Impairment of goodwill		**-**		**(950)**		-
Impairment of oil and gas properties		**-**		**-**		-
Income tax (expense) benefit		**1,302**		**(344)**		(1,237)
Results of operations from producing activities (excluding corporate overhead and interest costs)	**$**	**(2,035)**	**$**	**522**	$	1,936

(Per Mcf)	Years Ended January 31, 2013	2012	2011
Revenues	$ **2.47**	$ 3.82	$ 5.38
Production taxes	**(0.04)**	(0.11)	(0.13)
Lease operating expenses	**(1.42)**	(1.29)	(1.94)
Depletion	**(0.98)**	(0.89)	(1.27)
Depreciation and amortization	**(0.51)**	(0.64)	(0.67)
Administrative expenses	**(0.63)**	(0.50)	(0.66)
Impairment of goodwill	**-**	(0.21)	-
Income tax (expense) benefit	**0.43**	(0.07)	(0.28)
Results of operations from producing activities (excluding corporate overhead and interest costs)	$ **(0.68)**	$ 0.11	$ 0.43

Proved Oil and Gas Reserve Quantities

Proved oil and gas reserve quantities as of January 31, 2012, are based on estimates prepared in accordance with requirements of the SEC. All of the Company's reserves were located within the United States.

Proved oil and gas reserves are estimated quantities of oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under economic and operating conditions in effect when the estimates are made. Proved developed reserves are those reserves expected to be recovered through wells, equipment and operating methods existing when the estimates are made. Proved undeveloped reserves are those reserves expected to be recovered through new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. The Company cautions that there are many inherent uncertainties in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures, and such estimates are subject to change.

As of January 31, 2012, we had total proved reserves of 22,465 MMcf, including proved developed reserves of 19,294 MMcf and proved undeveloped reserves of 3,171 MMcf. The proved developed reserves included 398 MMcfe gas equivalents of oil.

Estimated quantities of total proved oil and gas reserves were as follows:

Proved Developed and Undeveloped Reserves (MMcf)	Years Ended January 31, 2013	2012
Balance, beginning of year	**22,465**	19,097
Purchases of reserves in place	**-**	-
Revision of previous estimates	**-**	2,904
Extensions, discoveries and other additions	**-**	5,095
Production	**(3,009)**	(4,631)
Sale of reserves	**(19,456)**	
Balance, end of year	**-**	22,465
Proved Developed Reserves:		
Beginning of year	**19,294**	19,097
End of year[1]	**-**	19,294
Proved Undeveloped Reserves:		
Beginning of year	**3,171**	-
End of year	**-**	3,171

[1]Proved developed reserves as of January 31, 2012, included 398 gas equivalents of oil (MMcfe).

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities

The price used in determining future cash inflows for purposes of the standardized measure of discounted future net cash flows is the unweighted arithmetic average of the first-day-of-the-month spot price for each month within the 12-month period to the end of the reporting period. The future cash inflows also incorporate the effect of contractual arrangements such as fixed-price physical delivery, forward sales contracts. The price used in our determinations at January 31, 2012, was $3.82 per Mcf. Future production and development costs represent the estimated future expenditures to be incurred in developing and producing the proved reserves, assuming continuation of existing economic conditions. Future income tax expense was computed by applying statutory rates to pre-tax cash flows relating to the Company's estimated proved reserves and the difference between book and tax basis of proved properties.

This information does not purport to present the fair market value of the Company's oil and gas assets, but does present a standardized disclosure concerning possible future net cash flows that would result under the assumptions used. The following table sets forth unaudited information concerning future net cash flows for oil and gas reserves, net of income tax expense:

(in thousands)	Year Ended January 31, 2012
Future cash inflows	$ 89,752
Future production costs	(40,600)
Future development costs	(5,848)
Future income taxes	(10,956)
Future net cash flows	32,348
10% annual discount for estimating timing of cash flows	(8,506)
Standardized measure of discounted future net cash flows	$ 23,842

The principal sources of change in the standardized measure of discounted future net cash flows were:

	Years Ended January 31,	
(in thousands)	**2013**	2012
Balance, beginning of year	**$ 23,842**	$ 25,888
Sales of oil and gas produced, net of production costs	**(3,020)**	(11,210)
Net changes in prices, net of future production costs	**-**	(1,819)
Net changes in estimated future development costs	**-**	-
Extensions and discoveries, less related costs	**-**	3,346
Purchase of reserves in place	**-**	-
Net change due to revisions in quantity estimates	**-**	4,431
Accretion of discount	**3,133**	2,531
Net changes in timing and other	**-**	2,691
Net change in income taxes	**7,486**	(2,016)
Previously estimated development costs incurred		-
Sale of reserves	**(31,441)**	-
Aggregate change in standardized measure of discounted future net cash flows for the year	**(23,842)**	(2,046)
Balance, end of year	**$ -**	$ 23,842

Layne Christensen Company and Subsidiaries
Schedule II: Valuation and Qualifying Accounts

		Additions			
(in thousands)	Balance at Beginning of Period	Charges to Costs and Expenses	Charges to Other Accounts	Deductions	Balance at End of Period
Allowance for customer receivables:					
Fiscal year ended January 31, 2011	$ 7,425	$ 1,392	$ 1,335	$ (1,524)	$ 8,628
Fiscal year ended January 31, 2012	8,628	39	352	(878)	8,141
Fiscal year ended January 31, 2013	8,141	1,790	584	(2,688)	7,827

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Based on an evaluation of disclosure controls and procedures for the period ended January 31, 2013, conducted under the supervision and with the participation of the Company's management, including the Principal Executive Officer and the Principal Financial Officer, the Company concluded that its disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management (including the Principal Executive Officer and the Principal Financial Officer) to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control over Financial Reporting

Management of Layne Christensen Company and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of the Company's management, including our Principal Executive Officer and Principal Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework").

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore it is possible to design into the process safeguards to reduce, although not eliminate, this risk. The Company's internal control over financial reporting includes such safeguards. Projections of an evaluation of effectiveness of internal control over financial reporting in future periods are subject to the risk that the controls may become inadequate because of conditions, or because the degree of compliance with the Company's policies and procedures may deteriorate.

Based on the evaluation under the COSO Framework, management concluded that the Company's internal control over financial reporting is effective as of January 31, 2013. The Company excluded from its assessment any changes in internal control over financial reporting at Diberil Sociedad Anonima ("Diberil"), which was acquired on May 30, 2012, and whose financial statements reflect total assets and revenues constituting 7.8% and 2.9%, respectively of the related consolidated financial statement amounts as of and for the year ended January 31, 2013. The Company will include Diberil in its evaluation of the design and effectiveness of internal control of financial reporting as of January 31, 2014. The Company's independent registered public accounting firm has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued their report on the effectiveness of the Company's internal control over financial reporting as of January 31, 2013. The report is included below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the three months ended January 31, 2013, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Layne Christensen Company
Mission Woods, Kansas

We have audited the internal control over financial reporting of Layne Christensen Company and subsidiaries (the "Company") as of January 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Diberil Sociedad Anónima (Diberil), which was acquired on May 30, 2012, and whose financial statements total assets and revenues constituting 7.8% and 2.9%, respectively of the related consolidated financial statement amounts as of and for the year ended January 31, 2013. Accordingly, our audit did not include the internal control over financial reporting at Diberil. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended January 31, 2013, of the Company and our report dated April 16, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/Deloitte & Touche LLP

Kansas City, Missouri
April 16, 2013

PART III

Item 10. Directors and Executive Officers

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Stockholders to be held on June 6, 2013, will contain (i) under the caption "Election of Directors," certain information relating to the Company's directors and its Audit Committee financial experts required by Item 10 of Form 10-K and such information is incorporated herein by this reference (except that the information set forth under the subcaption "Compensation of Directors" is expressly excluded from such incorporation), (ii) under the caption "Other Corporate Governance Matters," certain information relating to the Company's Code of Ethics required by Item 10 of Form 10-K and such information is incorporated herein by this reference, and (iii) under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," certain information required by Item 10 of Form 10-K and such information is incorporated herein by this reference.

Executive officers of the Company are appointed by the Board of Directors or the President for such terms as shall be determined from time to time by the Board or the President, and serve until their respective successors are selected and qualified or until their respective earlier death, retirement, resignation or removal.

Set forth below are the name, age and position of each executive officer of the Company.

Name	Age	Position
Rene J. Robichaud	54	President, Chief Executive Officer and Director
Jerry W. Fanska	64	Senior Vice President, Finance and Treasurer
Steven F. Crooke	56	Senior Vice President, General Counsel and Secretary
Frank J. LaRosa	53	Senior Vice President, Chief Administrative Officer
David D. Singleton	54	Senior Vice President Operations, US
Gernot E. Penzhorn	42	Senior Vice President Operations, International
Ronald Thalacker	51	Division President - Water Resources
Larry D. Purlee	65	Division President - Inliner
Mark J. Accetturo	60	Division President - Heavy Civil
Pier L. Iovino	66	Division President - Geoconstruction
Kevin P. Maher	53	Division President - Mineral Exploration

The business experience of each of the executive officers of the Company is as follows:

Rene J. Robichaud has served as Chief Executive Officer since February 1, 2012, and President since September 6, 2011. Mr. Robichaud has also served as a board member since 2009. Prior to coming to Layne, Mr. Robichaud served as a consultant to various corporate clients, since 2008. Mr. Robichaud served as president and chief executive officer of NS Group, Inc., a publicly traded manufacturer of oil country tubular goods and line pipe, from February of 2000 until the company's sale in December of 2006. Prior to that, Mr. Robichaud served as president and chief operating officer of NS Group, Inc. from June of 1999 to February of 2000. From 1997 to 1998, Mr. Robichaud served as a managing director and co-head of the Global Metals & Mining Group for Salomon Smith Barney. Mr. Robichaud also served as a director of The Midland Company from 2006 to 2008.

Jerry W. Fanska has served as Vice President Finance and Treasurer since April 1994. Prior to joining Layne Christensen, Mr. Fanska served as corporate controller of The Marley Company since October 1992 and as its Internal Audit Manager since April 1984. On February 1, 2006, Mr. Fanska was promoted to Senior Vice President Finance and Treasurer. Mr. Fanska announced his retirement in December, 2012. He has agreed to remain until his successor is named; to assist in the transition of responsibilities and the Company's relocation to The Woodlands, TX.

Steven F. Crooke has served as Vice President, Secretary and General Counsel since May 2001. For the period of June 2000 through April 2001, Mr. Crooke served as Corporate Legal Affairs Manager of Huhtamaki Van Leer. Prior to that, he served as Assistant General Counsel of the Company from 1995 to May 2000. On February 1, 2006, Mr. Crooke was promoted to Senior Vice President, Secretary and General Counsel.

Frank J. LaRosa has served as Senior Vice President, Safety, Sustainability, and IT since November 2011. Mr. LaRosa has approximately 30 years business experience working for numerous companies, including private and public companies in the manufacturing, service, and engineering industries. He has 28 years of Information Technology experience having been the Chief Information Officer for five companies. Mr. LaRosa also has 20 years in Human Resources as the senior human resources officer with responsibility for all aspect of human resources including safety and environmental.

David D. Singleton has served as Senior Vice President Operations–US since January 1, 2013. Previously, he served as the President of the Water Resources Division of the Company since May of 2010 and was responsible for the Company's groundwater supply, well and pump rehabilitation, specialty drilling services and water treatment equipment. Mr. Singleton also served as Vice President of the Water Resources Division of the Company from October of 2004 to May of 2010. Mr. Singleton has over 29 years of experience in various areas of the Company's operations.

Gernot E. Penzhorn has served as Senior Vice President Operations–International since January 1, 2013. Previously, he served as the President of the Mineral Exploration Division of the Company since August 31, 2011. Mr. Penzhorn began his career with the Mineral Exploration Division in 2007. Prior to joining the company, Mr. Penzhorn served as International Operations Director for Boart Longyear. Mr. Penzhorn was with Boart Longyear from 2001-2007.

Ronald Thalacker has served as the President of the Water Resources Division of the Company since January 1, 2013 and is responsible for the Company's groundwater supply, well and pump rehabilitation, specialty drilling services and water treatment equipment. Mr. Thalacker has been in the Water Resources Division since 2008. In addition to an M.B.A., Mr. Thalacker has 27 years of experience in large and diverse drilling and water supply projects.

Larry D. Purlee became the President of Layne Inliner, LLC, a wholly-owned subsidiary of the Company which provides wastewater pipeline and structure rehabilitation services, on February 1, 2010. Mr. Purlee served as Executive Vice President of Reynolds Inliner, LLC from the early 1990s until February 1, 2010. Mr. Purlee has over 40 years of experience in the wastewater pipeline rehabilitation industry.

Mark J. Accetturo became the President of the Heavy Civil Division, a wholly-owned subsidiary of the Company which provides products and services to the water and wastewater industries, on February 1, 2010. Mr. Accetturo served as Executive Vice President of Operations of the Heavy Civil Division from 1989 until February 1, 2010. Mr. Accetturo has over 40 years of experience in the water and wastewater industry.

Pier L. Iovino has served as the President of the Geoconstruction Division of the Company since 2000. The Geoconstruction Division provides specialized geotechnical services to the heavy civil, industrial and commercial construction markets that are focused primarily on soil stabilization and subterranean structural support. Mr. Iovino became Vice President of the Company, responsible for the Geoconstruction Division upon the Company's acquisition of Fonditek International, Inc. in October of 1995. Prior to the acquisition, Mr. Iovino had served as the President of Fonditek International, Inc. since 1993. Mr. Iovino has over 38 years of experience in the geoconstruction industry.

Kevin P. Maher has served as the President of the Mineral Exploration Division of the Company since January 1, 2013. Prior to joining the company, Mr. Maher ran his family business, which was acquired and successfully integrated into Boart Longyear. At Boart Longyear, Mr. Maher was the Eastern Regional Manager for Environment & Infrastructure. Most recently, he was Manager of Reverse Circulation & Mine Support Drilling Operations at Major Drilling America. Mr. Maher is an experienced executive with over 25 years of experience in the drilling industry.

Item 11. Executive Compensation

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Stockholders to be held on June 6, 2013, will contain, under the caption "Executive Compensation and Other Information," the information required by Item 11 of Form 10-K and such information is incorporated herein by this reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Stockholders to be held on June 6, 2013, will contain, under the captions "Ownership of Layne Christensen Common Stock" and "Equity Compensation Plan Information" the information required by Item 12 of Form 10-K and such information is incorporated herein by this reference.

Item 13. Certain Relationships and Related Transactions

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Stockholders to be held on June 6, 2013, will contain, under the captions "Other Corporate Governance Matters," and "Transactions with Management/Related Party Transactions" the information required by Item 13 of Form 10-K and such information is incorporated herein by this reference.

Item 14. Principal Accounting Fees and Services

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Stockholders to be held on June 6, 2013, will contain, under the caption "Principal Accounting Fees and Services," the information required by Item 14 of Form 10-K and such information is incorporated herein by this reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements, Financial Statement Schedules and Exhibits:

1. Financial Statements:
   The financial statements are listed in the index for Item 8 of this Form 10-K.

2. Financial Statement Schedules:
   The applicable financial statement schedule is listed in the index for Item 8 of this Form 10-K.

3. Exhibits:
   The exhibits filed with or incorporated by reference in this report are listed below:

Exhibit Number	Description
3.1	Corrected Certificate of Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 with the Registrant's Registration Statement on Form S-1 which was filed on September 20, 2007 (File No.333-146184), and incorporated herein by this reference)
3.2	Amended and Restated Bylaws of the Registrant (effective as of April 12, 2013) (filed as Exhibit 3.1 to the Registrant's Form 8-K filed April 15, 2013, and incorporated herein by this reference)
4.1	Certificate of Designations of Series A Junior Participating Preferred Stock of Layne Christensen Company (filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2007 as Exhibit 4(2) and incorporated herein by this reference)
4.2	Specimen Common Stock Certificate (filed with Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (File No. 33-48432) as Exhibit 4(1) and incorporated herein by reference)
4.3	Credit Agreement, dated as of March 25, 2011, among Layne Christensen Company, as Borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent and PNC Bank, National Association and U.S. Bank National Association, as Co-Documentation Agents (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 31, 2011, and incorporated herein by reference)
4.4	Private Shelf Agreement, dated as of July 8, 2011, among Layne Christensen Company, Prudential Investment Management, Inc. and each other Prudential Affiliate (as defined therein) (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 13, 2011, and incorporated herein by reference)
10.1	Tax Liability Indemnification Agreement between the Registrant and The Marley Company (filed with Amendment No. 3 to the Registrant's Registration Statement (File No. 33-48432) as Exhibit 10(2) and incorporated herein by reference)
10.2	Lease Agreement between the Registrant and Parkway Partners, L.L.C. dated December 21, 1994 (filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1995 (File No. 0-20578) as Exhibit 10(2) and incorporated herein by reference)
10.2.1	First Modification & Ratification of Lease, dated as of February 26, 1996, between Parkway Partners, L.L.C. and the Registrant (filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1996 (File No. 0-20578), as Exhibit 10(2.1) and incorporated herein by this reference)
10.2.2	Second Modification and Ratification of Lease Agreement between Parkway Partners, L.L.C. and Layne Christensen Company dated April 28, 1997 (filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1999 (File No. 0-20578), as Exhibit 10(2.2) and incorporated herein by this reference)

10.2.3	Third Modification and Extension Agreement between Parkway Partners, L.L.C. and Layne Christensen Company dated November 3, 1998 (filed with the Company's 10-Q for the quarter ended October 31, 1998 (File No. 0-20578) as Exhibit 10.1 and incorporated herein by reference)
10.2.4	Fourth Modification Agreement between 1900 Associates L.L.C. and Layne Christensen Company dated December 29, 1998 (filed with the Company's 10-Q for the quarter ended July 31, 2000 (File No. 0-20578) as Exhibit 10.1 and incorporated herein by reference)
10.2.5	Fifth Modification Agreement between 1900 Associates L.L.C. and Layne Christensen Company dated March 1, 2003 (filed as Exhibit 10(2.5) to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2003 (File No. 0-20578) and incorporated herein by this reference)
10.2.6	Sixth Modification Agreement, dated February 29, 2008, between 1900 Associates L.L.C. and the Company (filed as Exhibit 10(2.6) to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2008, filed April 15, 2008, and incorporated herein by this reference)
10.3	Insurance Liability Indemnity Agreement between the Company and The Marley Company (filed with Amendment No. 3 to the Registrant's Registration Statement (File No. 33-48432) as Exhibit 10(10) and incorporated herein by reference)
10.4	Agreement between The Marley Company and the Company relating to tradename (filed with the Registrant's Registration Statement (File No.33-48432) as Exhibit 10(10) and incorporated herein by reference)
*10.5	Form of Incentive Stock Option Agreement between the Company and Management of the Company (filed with the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996 (File No. 0-20578), as Exhibit 10(15) and incorporated herein by this reference)
*10.6	Form of Incentive Stock Option Agreement between the Company and Management of the Company effective February 1, 1998 (filed with the Company's Form 10-Q for the quarter ended April 30, 1998 (File No. 0-20578) as Exhibit 10 and incorporated herein by reference)
*10.7	Form of Incentive Stock Option Agreement between the Company and Management of the Company effective April 20, 1999 (filed with the Company's Form 10-Q for the quarter ended April 30, 1999 (File No. 0-20578) as Exhibit 10(2) and incorporated herein by reference)
*10.8	Form of Non-Qualified Stock Option Agreement between the Company and Management of the Company effective as of April 20, 1999 (filed with the Company's Form 10-Q for the quarter ended April 30, 1999 (File No. 0-20578) as Exhibit 10(3) and incorporated herein by reference)
*10.9	Layne Christensen Company Executive Incentive Compensation Plan (as amended and restated, effective July 29, 2011) (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed August 1, 2011)
*10.10	Layne Christensen Company Corporate Staff Incentive Compensation Plan as amended, effective February 1, 2010 (incorporated by reference to Exhibit 10(11) to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2011, filed on April 15, 2011)
*10.11	Layne Christensen Company 2006 Equity Incentive Plan (as amended and restated) (filed as Appendix B to the Company's Definitive Proxy Statement filed with the SEC on May 6, 2009, and incorporated herein by this reference)
*10.12	Form of Incentive Stock Option Agreement between the Company and management of the Company for use with the 2006 Equity Incentive Plan (filed as Exhibit 4(e) to the Company's Form S-8 (File No. 333-135683), filed July 10, 2006, and incorporated herein by this reference)
*10.13	Form of Nonqualified Stock Option Agreement between the Company and management of the Company for use with the 2006 Equity Incentive Plan, as amended effective January 26, 2009 (incorporated by reference to Exhibit 10(20) to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009, filed on March 31, 2009)

*10.14 Form of Nonqualified Stock Option Agreement between the Company and non-employee directors of the Company for use with the 2006 Equity Incentive Plan, as amended effective January 26, 2009 (incorporated by reference to Exhibit 10(21) to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009, filed on March 31, 2009)

*10.15 Form of Restricted Stock Agreement between the Company and management of the Company for use with the 2006 Equity Incentive Plan, as amended effective January 23, 2008 (incorporated by reference to Exhibit 10(22) to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009, filed on March 31, 2009)

*10.16 Form of Restricted Stock Agreement between the Company and management of the Company for use with the 2006 Equity Incentive Plan (with performance vesting) (incorporated by reference to Exhibit 10(1) to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2009, filed on June 3, 2009)

*10.17 Form of Restricted Stock Agreement between the Company and non-employee directors of the Company for use with the Company's 2006 Equity Incentive Plan, as amended effective January 26, 2009 (incorporated by reference to Exhibit 10(23) to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009, filed on March 31, 2009)

*10.18 Layne Christensen Company Water Infrastructure Division Incentive Compensation Plan (effective February 1, 2008) (incorporated by reference to Exhibit 10(24) to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2008, filed April 15, 2008)

*10.19 Layne Christensen Company Mineral Exploration Division Incentive Compensation Plan (effective February 1, 2008) (incorporated by reference to Exhibit 10(27) to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2008, filed April 15, 2008)

*10.20 Severance Agreement, dated March 13, 2008, by and between Steven F. Crooke and Layne Christensen Company (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed March 19, 2008)

*10.21 Severance Agreement, dated March 13, 2008, by and between Jeffrey J. Reynolds and Layne Christensen Company (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed March 19, 2008)

*10.22 Severance Agreement dated July 10, 2008, by and between Eric R. Despain and Layne Christensen Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 14, 2008)

*10.23 Summary of 2013 Salaries of Named Executive Officers and Compensation of Directors

*10.24 Layne Christensen Company Deferred Compensation Plan for Directors (Amended and Restated, effective as of January 1, 2009) (incorporated by reference to Exhibit 10(37) to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009, filed on March 31, 2009)

*10.25 Layne Christensen Company Key Management Deferred Compensation Plan (amended and restated, effective as of January 1, 2008) (incorporated by reference to Exhibit 10(38) to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009, filed on March 31, 2009)

*10.26 Offer Letter, dated July 29, 2011, between Layne Christensen Company and Rene J. Robichaud (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 1, 2011)

*10.27 Severance Agreement, dated July 29, 2011, by and between Rene J. Robichaud and Layne Christensen Company (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed August 1, 2011)

*10.28 Restricted Stock Agreement, dated July 29, 2011, by and between Rene J. Robichaud and Layne Christensen Company (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed August 1, 2011)

*10.29 Retirement Agreement, dated July 29, 2011, by and between Andrew B. Schmitt and Layne Christensen Company (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed August 1, 2011)

*10.30 Amendment to Offer Letter, dated July 29, 2012, between Layne Christensen Company and Rene J. Robichaud (incorporated by reference to Exhibit 10.32 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2012, filed on December 11, 2012)

21.1 List of Subsidiaries

23.1 Consent of Deloitte & Touche LLP

23.2 Consent of Deloitte Auditores y Consultores Limitada

23.3 Consent of Deloitte, Inc.

31.1 Section 302 Certification of Principal Executive Officer of the Company

31.2 Section 302 Certification of Principal Financial Officer of the Company

32.1 Section 906 Certification of Principal Executive Officer of the Company

32.2 Section 906 Certification of Principal Financial Officer of the Company

95 Mine Safety Disclosures

99.1 Financial statements of equity affiliate Geotec Boyles Bros., S.A

99.2 Financial statements of equity affiliate Boyles Bros. Servicios Tecnicos Geologicos, S.A

**101.INS XBRL Instance Document

**101.SCH XBRL Taxonomy Extension Schema Document

**101.CAL XBRL Taxonomy Extension Calculation Linkbase Document

**101.DEF XBRL Taxonomy Extension Definition Linkbase Document

**101.LAB XBRL Taxonomy Extension Label Linkbase Document

**101.PRE XBRL Taxonomy Extension Presentation Linkbase Document

* Management contracts or compensatory plans or arrangements required to be identified by Item 14(a)(3).

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(b) Exhibits

The exhibits filed with this report on Form 10-K are identified above under Item 15(a)(3).

(c) Financial Statement Schedules

Financial statements of Geotec Boyles Bros., S.A. and Boyles Bros. Servicios Tecnicos Geologicos, S.A. are included as exhibits 99.1 and 99.2, respectively, under Item 15(a)(3).

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Layne Christensen Company

By /s/Rene J. Robichaud

Rene J. Robichaud
President and Chief Executive Officer

Dated April 16, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, t

his report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature and Title	Date
/s/Rene J. Robichaud Rene J. Robichaud President, Chief Executive Officer and Director (Principal Executive Officer)	April 16, 2013
/s/Jerry W. Fanska Jerry W. Fanska Senior Vice President-Finance and Treasurer (Principal Financial and Accounting Officer)	April 16, 2013
/s/David A. B. Brown David A. B. Brown Director	April 16, 2013
/s/J. Samuel Butler J. Samuel Butler Director	April 16, 2013
/s/Robert Gilmore Robert Gilmore Director	April 16, 2013
/s/Anthony B. Helfet Anthony B. Helfet Director	April 16, 2013
/s/Nelson Obus Nelson Obus Director	April 16, 2013
/s/Jeff Reynolds Jeffrey J. Reynolds Director	April 16, 2013

DIRECTORS

DAVID A. B. BROWN
Chairman of the Board and Director—serves on the board of directors of EMCOR Group, Inc. and Ensco plc

J. SAMUEL BUTLER
Director—President of Trinity Petroleum Management, LLC, an oil and gas management outsourcing company

ROBERT R. GILMORE
Director—CPA/Independent Financial Consultant, Chairman of the Board of Eldorado Gold Corporation and serves on the board of directors of Fortuna Silver Mines, Inc.

ANTHONY B. HELFET
Director—retired investment banker and a former managing director of Dillon, Read & Co. Inc. and its successor organization, UBS and Merrill Lynch Capital Markets

NELSON OBUS
Director—President of Wynnefield Capital Management, LLC, a general manager of private investment partnerships

RENE ROBICHAUD
Director, President and Chief Executive Officer

JEFFREY J. REYNOLDS
Director—Retired Executive Vice President and Chief Operating Officer

INVESTOR INFORMATION

ANNUAL STOCKHOLDERS MEETING
The Annual Stockholders Meeting will be held on Thursday, June 6, 2013, at the Woodlands Waterway Marriott Hotel & Convention Center, 1601 Lake Robbins Drive, The Woodlands TX 77380.

STOCKHOLDER INTERESTS
The Company's common stock is traded through the Nasdaq Stock Market under the symbol LAYN. The stock has been traded in this market since the Company became a publicly held company on August 20, 1992.

REGISTRAR AND **TRANSFER** AGENT
Computershare
Canton, MA

FORM 10-K NOTICE
Stockholders, analysts or potential investors desiring additional copies of the Annual Report or Form 10-K of Layne Christensen Company, as filed with the Securities and Exchange Commission, may make their requests in writing to the Assistant Secretary, at the address of the Company. The Company's periodic and current reports are also available on its Web site at www.layne.com.

The performance graph compares the performance of the Company with that of the NASDAQ Stock Market Value index, and a peer group selected by the Company (the "Peer Group"). The Peer Group consists of issuers that are in the same industries as the Company. Companies in the Peer Group selected by the Company include Aegion Corp., Heckmann Corp., Matrix Service Company, Primoris Services Corp., Tutor Perini Corp., Boart Longyear Limited, Major Drilling Group International Inc., Foraco International SA and Orbit Garant Drilling Inc.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Layne Christensen Company, the NASDAQ Composite Index, and a Peer Group



$140
$120
$100
$80
$60
$40
$20
$0
1/08
1/09
1/10
1/11
1/12
1/13
Layne Christensen Company
NASDAQ Composite
Peer Group

*$100 invested on 1/31/08 in stock or index, including reinvestment of dividends. Fiscal year ending January 31.

Dividend Policy: The Company has not paid any cash dividends on its common stock. Moreover, the Board of Directors of the Company does not anticipate paying any cash dividends in the foreseeable future. The Company's future dividend policy will depend on a number of factors including future earnings, capital requirements, financial condition and prospects of the Company and such other factors as the Board of Directors may deem relevant, as well as restrictions under the Credit Agreement among the Company and J.P. Morgan Chase Bank, N.A; Bank of America, N.A; PNC Bank National Association, U.S. Bank National Association, Wells Fargo Bank, N.A; Bank of the West, UMB Bank, N.A. and BOKF, N.A.; the Master Shelf Agreement, as amended from time to time, between the Company, Prudential Investment Management, Inc., and a group of insurance companies; and other restrictions which may exist under other credit agreements existing from time to time. The Credit Agreement and the Master Shelf Agreement limit the cash dividends payable by the Company.


Layne

1900 Shawnee Mission Parkway
Mission Woods, KS 66205

913.362.0510

layne.com


FSC
www.fsc.org